  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 19, 2000
                                                      REGISTRATION NO. 333-31878
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ------------

                               AMENDMENT NO. 2 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 ------------

                           CLEARCOMMERCE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                     7372                   74-2760053
      (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
      JURISDICTION OF     CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
     INCORPORATION OR
       ORGANIZATION)

                           CLEARCOMMERCE CORPORATION
                       11500 METRIC BOULEVARD, SUITE 300
                              AUSTIN, TEXAS 78758
                                 (512) 832-0132
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               MICHAEL S. GRAJEDA
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                           CLEARCOMMERCE CORPORATION
                       11500 METRIC BOULEVARD, SUITE 300
                              AUSTIN, TEXAS 78758
                                 (512) 832-0132
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
           PAUL R. TOBIAS                         PAUL E. HURDLOW, P.C.
             DANA FALLON                            P. STEVEN HACKER
         ALAN D. BICKERSTAFF                       JOHN J. GILLULY III
        JOHN B. SARTAIN, JR.                         ARIANE A. CHAN
  WILSON SONSINI GOODRICH & ROSATI          GRAY CARY WARE & FREIDENRICH LLP
      PROFESSIONAL CORPORATION               100 CONGRESS AVENUE, SUITE 1440
8911 CAPITAL OF TEXAS HIGHWAY NORTH,               AUSTIN, TEXAS 78701
             SUITE 3350                              (512) 457-7000
         AUSTIN, TEXAS 78759
           (512) 338-5400

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]











   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY + +NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN + +OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE + +SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED APRIL 19, 2000.

                                        Shares

                        [ClearCommerce Corporation Logo]

                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock.
The initial public offering price is expected to be between     and     per
share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "CLCM."

  The underwriters have an option to purchase a maximum of        additional
shares to cover over-allotment shares.

  INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.

                                                     UNDERWRITING
                                            PRICE TO DISCOUNTS AND  PROCEEDS TO
                                             PUBLIC   COMMISSIONS  CLEARCOMMERCE
                                            -------- ------------- -------------
Per Share..................................   $          $             $
Total......................................  $          $             $

  Delivery of the shares of common stock will be made on or about           ,
2000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON

                       CHASE H&Q

                                                                        SG COWEN

                This date of this prospectus is         , 2000.

                                   [ARTWORK]

                                Top of Gatefold

  A rectangular box with depiction of credit cards, a chain, numbers, a computer with a box coming out and a globe with an oblong depiction of a portion of a computer screen with the words "Forward" and "To: http://www."

  At the top of the box, appear the words "ClearCommerce. Internet Transaction Management." Beneath the box, appears the following paragraph:

    "We provide e-commerce transaction management software and services that enable businesses to automate transaction and payment processing. Our e-commerce software allows businesses to conduct real-time transaction processing, fraud analysis and protection, automated shipping and tax calculation, digital content downloading and business reporting and analysis. Our solution integrates with a business' online storefront and customer relationship management, or CRM, applications and with its existing business systems and processes."

  At the bottom right corner of the page appear the ClearCommerce trademark and the phrase "The Engine that drives eBusiness."


                               Back of Gatefold

  The back of the gatefold will include a diagram with pictures of computer monitors with boxes coming out on the left side with arrows pointing between a black diamond shaped box in the center of the page. On the top of the left side of the page, a single picture of a computer monitor with a box coming out appears under the caption "Single storefront." To the right of the picture is the following sentence:

    "The ClearCommerce Merchant Engine(TM) is designed for single storefronts."

On bottom left side of the page, five overlapping pictures of computer monitors with boxes coming out appear over the caption "Multiple Storefronts." To the right of the pictures is the following sentence:

    "The ClearCommerce Hosting Engine(R) supports multiple storefronts."

   A globe appears inside the diamond shaped box. The following pictures appear beside the black diamond shaped box in the center of the page and on the right side of the box: credit cards, a chain, a person with business reports, a computer screen, computer diskettes, a router with cables and a highway. Within the box, the following headings are included next to the pictures: Payment, Fraud Protection, Reporting, Storefront APIs, Legacy API, Shipping/Tax and Digital Content Download. The heading "ClearCommerce Engine" appears under the black box.

  An arrow from the black box points to a picture of a computer terminal with data on the screen. The heading "Credit card processors" appears under the picture.

  At the bottom right hand corner of the page are the ClearCommerce trademark and the caption "THE ENGINE THAT DRIVES eBUSINESS."

                                 ------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    4
Risk Factors........................    8
Special Note Regarding Forward-
 Looking Statements.................   22
Use of Proceeds.....................   23
Dividend Policy.....................   23
Capitalization......................   24
Dilution............................   25
Selected Consolidated Financial
 Data...............................   26
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   28
Business............................   37

                                                                       Page
                                                                       ----
Management............................................................  48
Related Party Transactions............................................  58
Principal Stockholders................................................  61
Description of Capital Stock..........................................  64
Shares Eligible for Future Sale.......................................  68
Underwriting..........................................................  70
Notice to Canadian Residents..........................................  73
Legal Matters.........................................................  74
Experts...............................................................  74
Where You Can Find More Information...................................  74
Index to Consolidated Financial Statements............................ F-1

                                 ------------

   YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.


                     DEALER PROSPECTUS DELIVERY OBLIGATION

   UNTIL      , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including our financial statements and the risks of investing in our common stock discussed under "Risk Factors," before making an investment decision.

                           CLEARCOMMERCE CORPORATION

   We provide e-commerce transaction management software and services that enable businesses to automate transaction and payment processing. Our e-commerce software allows businesses to conduct real-time transaction processing, fraud analysis and protection, automated shipping and tax calculation, downloading of software or other digital goods through the Internet and business reporting and analysis. Our software is designed to readily integrate with a business' online storefront and customer relationship management, or CRM, applications and with its existing business systems and processes. We sell our software to large enterprises who have commercial websites and to application service providers, or ASPs, and commerce service providers, or CSPs, who then offer transaction management services to small and medium size companies. In addition, we also provide ongoing hosting services for customers who prefer for us to manage and administer our software.

   International Data Corporation estimates that the worldwide e-commerce application market will increase from $1.7 billion in 1999 to $13.1 billion by 2003. This market is highly competitive and rapidly evolving. Although many e-businesses have implemented a variety of solutions to improve the online customer shopping experience, these solutions generally fail to provide transaction management--the automation of payment processing and the integration of related transaction information with existing business systems and processes. Automated transaction management that delivers a comprehensive solution 24 hours a day, seven days a week, without costly and lengthy implementation, is critical to increasing efficiency as businesses grow.

   We have designed the architecture of our transaction management software to meet the stringent performance, reliability and growth requirements of e-businesses. Our two principal e-commerce software products, Merchant Engine and Hosting Engine, include similar functionality, but each is designed to meet the needs of different customers. Merchant Engine supports single businesses. Hosting Engine enables e-commerce-focused ASPs, also known as CSPs, to simultaneously support multiple businesses and enables large businesses to simultaneously support multiple divisions. ASPs provide outsourced software applications to businesses who choose not to buy and operate the software or hardware themselves. We also offer customization and implementation services, customer service and support and maintenance and hosting services for our products.

   Many businesses engaged in e-commerce have used our software either directly or through CSPs. Some of the customers that have licensed our products directly from us include the following: Apple Computer, BuyitNow.com, Cabela's, Cooking.com, Corbis, Electronic Arts, E-Stamp, Flooz.com, HP Shopping Village, Harrods, Mary Kay Cosmetics, Onvia, Pets.com, Pitney Bowes, Sun Microsystems and TheStreet.com. In addition, our products have been licensed by a number of leading CSPs, including Cardservice International, Chase Merchant Services, CSP Source, EDS, Intel, Orbit Commerce, Planet Online, PNC Bank and ShopNow.com. As the market grows, our customers, CSPs and other companies could enter the market for our products and services. Therefore, in order to expand the adoption of our software and services, we also have established joint marketing or distribution relationships with other e-business infrastructure companies, including Art Technology Group, BroadVision, Hewlett-Packard, Mercantec, Microsoft and Vignette.

   We were incorporated in Delaware and began operations in September 1995 as Outreach Communications Corporation. We had revenues of $396,000 in 1997, $1.1 million in 1998 and $5.3 million in 1999, and we incurred net losses of $1.1 million in 1997, $7.2 million in 1998 and $14.6 million in 1999. Since our inception, we have funded our operations through private placements of preferred stock, primarily to venture capital funds and strategic investors. Immediately after this offering, the venture capital funds
affiliated with certain of our directors will own approximately    % of our
outstanding common stock. In 1999, two of our significant customers, Hewlett-Packard and Cardservice International, contributed 37% of our revenues.


   Our principal executive offices are located at 11500 Metric Boulevard, Suite 300, Austin, Texas 78758, and our telephone number is (512) 832-0132.

   We maintain a web site at www.clearcommerce.com. Information contained on our web site does not constitute part of this prospectus.

                                  THE OFFERING

 Common stock offered by us.........................     shares
 Common stock to be outstanding after the offering..     shares
 Use of proceeds.................................... For working capital and general corporate
                                                     purposes.
 Proposed Nasdaq National Market symbol............. CLCM

   Unless otherwise indicated, the number of shares of common stock outstanding after this offering is based on 16,333,700 shares outstanding as of December 31, 1999, assuming conversion of all outstanding preferred stock and payment in shares of common stock of accrued and unpaid dividends on the preferred stock as of December 31, 1999 and excluding:

  .1,369,084 shares of common stock issuable upon exercise of stock options outstanding as of April 14, 2000 with a weighted average exercise price of $8.99 per share;

  . 228,426 shares of common stock issued upon exercise of stock options between December 31, 1999 and April 14, 2000;

  .700,483 shares of common stock and 285,675 shares of preferred stock issuable upon exercise of outstanding warrants as of April 14, 2000 with a weighted average exercise price of $6.06 per share;

  .1,102,647 shares reserved for future issuance under our 1997 Stock
     Option/Issuance Plan, 300,000 shares reserved for issuance under our 2000 Director Plan and 600,000 shares reserved for sale under our 2000 Employee Stock Purchase Plan as of April 14, 2000;

  . 62,594 shares of common stock issuable as payment of accrued and unpaid dividends on outstanding preferred stock after December 31, 1999 and on outstanding preferred stock warrants as of April 14, 2000; and
  .       shares that we have agreed to issue to Cardservice International at a per share purchase price equal to the price to the public in this offering; the number of shares that we have agreed to issue Cardservice International will equal the lower of 10% of the shares sold in this offering (excluding the underwriter's over-allotment option) or the number of shares purchasable for an aggregate of $6 million at such offering price.

   "ClearCommerce" and "Hosting Engine" are registered trademarks of our company. We also use the trademarks "FraudShield" and "Merchant Engine."

   Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

   The summary consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes included elsewhere in this prospectus. The consolidated statement of operations data set forth below for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1999 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of results for any future period. The "Pro Forma" column in the table below reflects our capitalization as of December 31, 1999 with adjustments for the issuance of 1,299,943 shares of Series C preferred stock after December 31, 1999, the automatic conversion of all shares of outstanding Series A, Series B and Series C preferred stock into 12,176,313 shares of common stock upon the closing of this offering, which includes the payment in shares of common stock of accrued and unpaid dividends on the preferred stock as of December 31, 1999. The "Pro Forma As Adjusted" column in the table below reflects the application
of the net proceeds from the sale by us of the      shares of common stock in
this offering at an assumed initial public offering price of $         per
share and the deduction of the underwriting discount and estimated offering expenses.


                                                 FOR THE YEAR ENDED DECEMBER
                                                             31,
                                                --------------------------------
                                                  1997      1998        1999
CONSOLIDATED STATEMENT OF OPERATIONS DATA:      --------  ---------  -----------
                                                  (IN THOUSANDS, EXCEPT PER
                                                         SHARE DATA)
Revenues:
  Software licenses...........................  $    147  $    582    $  3,294
  Services....................................       249       481       1,988
                                                --------  --------    --------
    Total revenues............................       396     1,063       5,282
Gross margin..................................       227       636       3,283
Loss from operations..........................    (1,190)   (7,122)    (14,138)
Net loss......................................    (1,147)   (7,215)    (14,627)
Net loss attributable to common stock.........    (1,147)   (7,485)    (44,928)
Basic and diluted net loss per share..........     (0.89)    (6.51)     (23.78)
Shares used in computing basic and diluted net
 loss per share...............................     1,283     1,149       1,889
Pro forma basic and diluted net loss per share
 (unaudited)..................................                        $  (1.04)
Shares used in computing pro forma basic and
 diluted net loss per share (unaudited).......                          14,065
                                                      DECEMBER 31, 1999
                                                --------------------------------
                                                                      PRO FORMA
                                                 ACTUAL   PRO FORMA  AS ADJUSTED
                                                --------  ---------  -----------
                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and equivalents..........................  $ 16,915  $ 26,106
Working capital...............................    12,732    21,923
Total assets..................................    23,678    32,869
Mandatorily redeemable convertible preferred
 stock........................................    66,066        --
Total common stockholders' (deficit) equity...   (52,319)   22,938

                                  RISK FACTORS

   Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment in our common stock.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY AND ARE SUBJECT TO THE RISKS ENCOUNTERED BY EARLY-STAGE COMPANIES.

   We began operations in September 1995. We first offered transaction processing hosting services for e-businesses in January 1996 and began selling our software in November 1996. Accordingly, we have a very limited operating history, and our business and prospects should be considered in light of the heightened risks and uncertainties to which early-stage companies in rapidly evolving markets, such as the e-commerce market, are particularly exposed. These include:

  . Risks that the intense competition and rapid technological change in our industry could adversely affect demand for our products and services;

  . Risks that we may not be able to expand our direct sales and marketing channels or establish and fully utilize CSP, VAR, OEM or co-marketing relationships and indirect sales channels;

  . Risks that our products or services may not perform to or adequately support our customers' technical specifications or scale to handle increased transaction volumes;

  . Risks that our global expansion may not be successful; and

  . Risks that any fluctuations in our quarterly operating results will be significant relative to our revenues for the corresponding period.

   Because we have a limited operating history, it may be difficult for you to evaluate our business and its future prospects. Our business strategy may not be successful, and we may not successfully address the risks that are discussed in more detail below. If an adequate market does not develop for our software and services, our operating results may not improve which will materially harm our business and have an adverse impact on our common stock.

WE HAVE A HISTORY OF LOSSES, EXPECT FUTURE LOSSES AND CANNOT ASSURE YOU THAT WE WILL ACHIEVE PROFITABILITY.

   We have incurred significant net losses since our inception. We incurred net losses of $1.1 million in 1997, $7.2 million in 1998 and $14.6 million in 1999. As of December 31, 1999, we had an accumulated deficit of approximately $50.2 million. We increased our sales and marketing, research and development and general and administrative expenses in 1999 which contributed to our increased losses in 1999. Because we plan to continue to do so in future periods, our net losses will likely increase, and we will need to generate significantly higher revenues in order to achieve profitability. If we do achieve profitability, we may not be able to sustain it. Our inability to achieve or maintain profitability will have an adverse effect on the price of our common stock and, therefore, your investment in our company. If the price of our common stock falls, you may lose some or all of your investment.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO FORECAST OUR REVENUES AND EXPENSES.

   Our limited operating history makes it difficult to forecast our future revenues and expenses. Although our revenues increased on a quarterly basis in 1999, you should not consider quarterly revenue growth as indicative of future performance. Our revenues and operating results may be adversely affected by a number of risks and uncertainties, including those listed elsewhere in these risk factors. As a result, our revenues may not grow at similar levels in future periods and may remain flat or decline over any given period which could have an adverse effect on the price of our common stock and, therefore, your investment in our company.

   We base our forecast for expenses in part on future revenue projections. We incur expenses in advance of revenues, and we may not be able to quickly reduce spending if our revenues are lower than expected. In particular, we expect to incur additional costs and expenses related to the following:

  . The development of relationships with companies that can co-market our products and services, system integrators, value-added resellers, or VARs, commerce service providers, or CSPs, and original equipment manufacturers, or OEMs;

  . The development and expansion of our sales force and marketing operations;

  . The development and enhancement of existing and new products and services; and

  . The expansion of our management team.

   We expect that our business, stock price, operating results and financial condition could be materially adversely affected if our revenues do not meet our projections or our net losses are greater than expected.

THE EXPECTED FLUCTUATIONS OF OUR QUARTERLY RESULTS COULD CAUSE OUR STOCK PRICE TO FLUCTUATE OR DECLINE.

   We expect that our quarterly operating results will fluctuate significantly in the future based upon a number of factors, many of which are not within our control. We plan to further increase our operating expenses in order to expand our sales and marketing activities and broaden our product offerings. We base our operating expenses on anticipated market growth, and our operating expenses are relatively fixed in the short term. As a result, if our revenues are lower than we expect, our quarterly operating results may not meet the expectations of public market analysts or investors, which could cause the market price of our common stock to decline. Our quarterly results may fluctuate in the future as a result of many other factors, including the following:

  . Our ability to retain our existing customers and to attract new e-businesses, VARs, CSPs and OEMs;

  . Customer acceptance of our pricing model;

  . Changes in the level of demand for our products or services;

  . Our success in expanding our sales and marketing programs;

  . The number, timing and significance of product enhancements and new product announcements by us or our competitors;

  . The length of our sales cycle;

  . The level of e-commerce transactions;

  . The evolution of related technology and the emergence of standards and competing technology; and

  . Changes in the level of our operating expenses.

   These risks and uncertainties are particularly significant for companies such as ours that are in the evolving market for Internet products and services. In addition, other factors that may affect our quarterly results are set forth elsewhere in these risk factors. As a result of these and other factors, our revenues and expenses may not be predictable.

   Due to the uncertainty surrounding our revenues and expenses, we believe that quarter to quarter comparisons of our historical operating results may not be meaningful and our historical operating results should not be relied upon as an indicator of our future performance.

THE MARKET FOR OUR PRODUCTS AND SERVICES IS IN ITS EARLY STAGES OF DEVELOPMENT AND MAY FAIL TO MATURE INTO A SUSTAINABLE MARKET.

   Our products and services facilitate e-commerce. The market for these products and services is in its early stages of development and is rapidly evolving, and a viable market may fail to emerge or be sustainable. We cannot predict the level of demand and market acceptance for our products and services, especially because acquisition of our products and services requires large capital and other significant resource commitments. If the market for our products and services does not mature or if significant competitive pressures develop, our business will be materially harmed and you may lose some or all of your investment.

   Adoption of e-commerce, particularly by those individuals and companies that have historically relied upon traditional means of commerce, will require a broad acceptance of new and different methods of conducting business and exchanging information. Critical issues concerning the Internet, including security, reliability, cost, ease of use and quality of service, remain unresolved and may limit the growth of e-commerce. Delays in the deployment of improvements to the infrastructure for Internet access, including higher speed modems and other access devices, adequate capacity and a reliable network backbone, could also hinder the development of the Internet as a viable commercial marketplace. Our future revenues and profits will depend substantially on the Internet being accepted and widely used for commerce. If e-commerce does not continue to grow or grows more slowly than expected, our business will be harmed.

   In the emerging marketplace of e-commerce, our products and services involve a new approach to the conduct of e-commerce. As a result, intensive marketing and sales efforts may be necessary to educate prospective customers regarding the uses and benefits of our products and services. Companies that have already invested substantial resources in other methods of conducting business may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems. Similarly, purchasers with established patterns of commerce may be reluctant to alter those patterns. In addition, the security and privacy concerns of existing and potential online purchasers may inhibit the growth of online business generally and the market's acceptance of our products and services in particular. Accordingly, a viable market for our products and services may not emerge or be sustainable and our business would be materially harmed.

THE INTENSE COMPETITION IN OUR INDUSTRY COULD REDUCE OR ELIMINATE THE DEMAND FOR OUR PRODUCTS AND SERVICES.

   The market for our products and services is intensely competitive and subject to rapid technological change. An increasing number of market entrants have introduced or are developing products and services that compete with our software and services and we expect competition to intensify in the future. We face competition from developers of other systems for e-commerce, such as CyberSource, CyberCash, HNC Software, Open Market, PaylinX, and Verisign/Signio. In addition, our CSP customers, other CSPs and other companies, including financial services companies, supply chain management providers and credit card companies, may enter the market for our products and services. In the future, we may also compete with large Internet-focused companies that derive a significant portion of their revenues from e-commerce and that may offer, or provide a means for others to offer, e-commerce transaction management products and services.

   Many of our current and potential competitors have longer operating histories, substantially greater financial, technical, marketing or other resources, or greater name recognition than we do. These competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Competition could seriously impede our ability to sell additional products and services on terms favorable to us, if at all. Our current and potential competitors may develop and market new technologies that render our existing or future services obsolete, unmarketable or less competitive. Our current and potential competitors may make acquisitions or establish relationships among themselves or with other solution providers, thereby increasing the ability of their products and services to address the needs of our current and prospective customers. Our current and potential competitors may establish or strengthen cooperative relationships with the companies that provide current or future indirect sales channels for our products and services that would limit our ability to sell services through these channels. We expect that competitive pressures will require the reduction of the prices of our services and reduce our market share, either of which could materially and adversely affect our business, financial condition and operating results and, therefore, your investment in our company.

OUR FUTURE FINANCIAL PERFORMANCE IS LARGELY DEPENDENT ON THE SUCCESSFUL DEVELOPMENT AND SALE OF NEW PRODUCTS AND NEW AND ENHANCED VERSIONS OF OUR CORE PRODUCTS.

   Our future financial performance will depend, in significant part, on our successful development and sale of new products and new and enhanced versions of our core products, Merchant Engine and Hosting Engine, and our failure to do so could materially harm our business. We may not be able to successfully develop product enhancements or new products and, to the extent that we do, these enhancements and new products may not achieve market acceptance. To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our products and services. In addition, we must continue to operate all services we offer in an efficient manner. The e-commerce industry is characterized by rapid technological change, changes in user requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our technology and systems obsolete. Our success will depend, in part, on our ability to both internally develop and license leading technologies to enhance our existing products and develop new products. We must continue to address the increasingly sophisticated and varied needs of our customers and respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of technology involves significant technical and business risks. We may fail to develop new technologies effectively or in a cost-effective manner or to adapt our technology and systems to merchant requirements or emerging industry standards. As a result of such failure, our business could be harmed materially.

TO INCREASE MARKET AWARENESS OF OUR PRODUCTS AND GENERATE INCREASED REVENUE, WE NEED TO EXPAND OUR SALES AND DISTRIBUTION CAPABILITIES.

   We must expand our direct and indirect sales operations to increase market awareness of our products and services and generate increased revenue. Any failure to expand our direct and indirect sales operations could materially harm our business and, therefore, adversely affect your investment in our company. We have recently begun to expand our direct sales force and plan to hire additional sales personnel. Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. Consequently, recent and new hires will require extensive training and take time to achieve full productivity. We cannot be certain that our recent or new hires will become as productive as necessary or that we will be able to hire enough qualified individuals in the future. As a result, we may be unable to expand our direct sales operations to the extent necessary for us to maintain or grow our business. We also expect to continue to expand our relationships with VARs, CSPs, OEMs and other third-party resellers to expand our indirect sales channel. In addition, we will need to manage potential conflicts between our direct sales and third-party reselling efforts. To avoid channel conflict, we pay commissions to both our direct sales representatives and members of our business development organization. This results in a higher cost of sales and could increase our losses or make us less profitable.

OUR FAILURE TO ESTABLISH AND MAINTAIN CO-MARKETING, VAR, OEM AND CSP ARRANGEMENTS WITH THIRD PARTIES MAY LIMIT OUR ABILITY TO PENETRATE OUR TARGET MARKETS AND GROW OUR BUSINESS.

   We derive a significant portion of our sales through formal and informal relationships with system integrators, VARs, CSPs, OEMs and other third parties that help develop, deploy and co-market applications for our customers. In particular, most of our revenues are derived through our relationships with e-commerce software providers and CSPs that license our products to e-businesses in conjunction with other products and services. The maintenance and development of these relationships is a critical part of our business strategy, and we believe that our future revenues increasingly will be derived from such relationships and marketing and distribution channels. If we fail to maintain and develop these relationships our business may be materially harmed. In the future, we may be unable to establish these relationships, or adequately service them once established. As a result, any of these third parties may choose to contract instead with one of our competitors. If we lose a CSP to a competitor, then we would likely lose the entire merchant base associated with such CSP and the related revenues. In addition, we do not have written agreements with some of the system integrators, e-commerce providers and CSPs that offer or recommend our products to their customers, and, therefore, they are under no obligation to recommend or support our products and may recommend or give higher priority to the products of other companies or to their own products. The occurrence of any of these circumstances would limit our ability to sell our products and services and could result in decreased revenues.

OUR RELATIONSHIPS WITH OUR SIGNIFICANT CUSTOMERS ARE IMPORTANT TO US AND ANY DETERIORATION OR TERMINATION OF THESE RELATIONSHIPS COULD ADVERSELY AFFECT OUR REVENUES.

   A deterioration or termination of our relationships with our significant customers could materially adversely affect our revenues and our ability to market and sell our products. In 1999, sales to our two largest customers, Cardservice International and Hewlett-Packard, represented 18% and 19% of our revenues, respectively.

OUR REPUTATION AND REVENUES WOULD BE HARMED IF WE EXPERIENCE ANY PROBLEMS WITH OUR MERCHANT ENGINE AND HOSTING ENGINE PRODUCTS OR RELATED SERVICES.

   To date, substantially all of our revenues have been attributable to licenses of our Merchant Engine and Hosting Engine products and to related services. We currently expect these products and services to account for most of our future revenues. Factors negatively affecting the pricing of or demand for Merchant Engine and Hosting Engine products and related services, such as increased competition or rapid technological change, could cause our revenues to decline which could have an adverse impact on the price of our common stock.

OUR SOFTWARE PRODUCTS MAY CONTAIN UNDETECTED DEFECTS THAT MAY PROVE COSTLY AND TIME-CONSUMING FOR US TO CORRECT.

   Our software products may contain undetected errors or defects that become apparent when we introduce the products or when we provide an increased volume of services. Our products integrate with a variety of third-party products and systems and operate on multiple platforms. In addition, we often customize our products for individual customers. As a result, the complexity of our products makes the likelihood of an undetected error or defect more prevalent. We cannot assure you that defects in our products will be detected by us or others prior to licensing, sale or implementation. Product defects could result in all or any of the following consequences to our business:

   .Loss of revenues;

   .Delay in market acceptance;

   .Damage to our reputation;

   .Increased service and warranty costs;

   .Diversion of development resources; and

   .Liability for damages to our customers.

   Any one or all of these consequences could materially harm our business and cause the price of our common stock to decline.

OUR LENGTHY SALES AND PRODUCT IMPLEMENTATION CYCLES COULD CAUSE DELAYS IN REVENUE RECOGNITION AND MAKE IT DIFFICULT TO PREDICT OUR QUARTERLY RESULTS.

   Our sales and product implementation cycles are subject to delays over which we have little or no control. These delays can affect the timing of revenue recognition and make it difficult to predict our quarterly results. Licensing our Merchant Engine and Hosting Engine products is often an enterprise-wide decision by prospective customers. The importance of this decision requires us to engage in a lengthy sales cycle with prospective customers. Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. During the sales process, we provide a significant level of education regarding the uses and benefits of our products. In addition, if a customer requires that we integrate our products with other systems that we do not already support, then our professional services department may be required to commit significant resources to this integration over an extended period of time. Delays in acquiring new customers could cause our revenues to stop growing or even to decline, and delays due to lengthy sales cycles or prolonged deployment or implementation schedules could reduce our revenue in any given period and cause operating results to vary significantly from quarter to quarter and, therefore, cause the price of our common stock to decline.

DELAYS IN OUR PLANNED PRODUCT RELEASE SCHEDULE MAY RESULT IN DECREASED REVENUES AND A LOSS OF MARKET SHARE.

   Delays in the planned releases of our new products or upgrades may adversely affect future revenues and create operational inefficiencies resulting from increases in expenses in anticipation of such releases. Our failure to introduce new products, services or product enhancements on a timely basis may delay or hinder market acceptance and allow competitors to gain market share. In particular, we expect to release new versions of our Merchant Engine and Hosting Engine. Our release of these versions may not be timely for a number of factors including:

  . Inadequate planning and estimation of required resources;

  . Prolonged testing due to higher than expected defect rates;

  . Design changes due to changing customer needs or technological specifications or evolving standards;

  . Unavailability of adequate resources; or

  . Diversion of management's attention.

   If a release of a new version of our products is delayed for any reason, then our revenues may not grow as expected. As a result, we could lose market share, and the price of our common stock could decline.

WE MAY NOT BE ABLE TO SECURE FUNDING IN THE FUTURE NECESSARY TO OPERATE OUR BUSINESS AS PLANNED.

   We require substantial working capital to fund our business. We have had significant operating losses and negative cash flow from operations since inception and expect this to continue for the foreseeable future. In addition, we may incur significant capital expenditures in connection with our planned expansion of our hosting services. We expect to use the net proceeds of this offering primarily for working capital purposes and to continue investments in product development, to expand sales and marketing activities, to fund capital expenditures and potentially to make future acquisitions. We believe that these proceeds, together with our existing capital resources, will be sufficient to meet our capital requirements for at least the next twelve months. However, our capital requirements depend on several factors, including the rate of market acceptance of our products and services, our ability to expand our customer base, increased sales and marketing expenses, the growth of the number of our employees and related expenses and other factors. If capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. If additional funds are raised through our issuance of equity securities, the percentage ownership of our stockholders will be reduced, and these equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. Additional financing may not be available when needed on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, adequately support and maintain relationships with key customers and companies that market and distribute our products and services, take advantage of future opportunities or respond to competitive pressures. Any one of these factors may materially harm our business and cause the price or our common stock to decline.

OUR KEY CUSTOMERS MAY REQUIRE OUR ENTRY INTO INTERNATIONAL MARKETS SOONER OR MORE RAPIDLY THAN WE MAY HAVE ANTICIPATED.

   We derive a significant portion of our sales through our strategic customers, including our relationships with CSPs OEMs, e-commerce software providers and system integrators. Many of these companies are expanding their service offerings internationally. If one of our key customers requests us to localize our products and services for international markets, then we may need to accelerate our product expansion to avoid harming our relationship. Any acceleration of our international product and service expansion could require us to divert attention and resources from other initiatives which could limit our growth and adversely affect our business.

WE MAY BE UNABLE TO ADEQUATELY DEVELOP A PROFITABLE PROFESSIONAL SERVICES ORGANIZATION, WHICH COULD AFFECT BOTH OUR OPERATING RESULTS AND OUR ABILITY TO ASSIST OUR CLIENTS WITH THE IMPLEMENTATION OF OUR PRODUCTS.

   We cannot be certain that we can attract, retain or successfully manage a sufficient number of qualified professional services personnel which could affect our ability to assist our customers with implementation of our products and materially harm our business. Clients that license our software often engage our professional services department to assist with support and implementation of, and training and consulting related to, our products. We believe that growth in our product sales depends on our ability to provide our clients with these services and to attract and educate third-party consultants and service providers to provide similar services. As a result, we expect to significantly increase the number of our services personnel to meet these needs. New services personnel will require extensive training and education and take time to reach full productivity. Competition for qualified services personnel with the appropriate Internet specific knowledge is intense. We are in a new emerging market, and a limited number of people have the skills needed to provide the services that our customers demand. To meet our needs for services personnel, we may also need to use more costly third-party service providers and consultants to supplement our own professional services organization. To date, costs related to professional services have exceeded professional services-related revenue. We cannot be certain that our professional services revenue will exceed professional services costs in future periods. We generally bill our customers for our services on a "time and materials" basis. However, from time to time we enter into fixed-price contracts for services. On occasion, the costs of providing the services have exceeded our fees from these contracts and, from time to time, we may misprice future contracts to our detriment.

DIFFICULTIES WE MAY ENCOUNTER MANAGING OUR GROWTH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

   We have experienced a period of rapid and substantial growth since 1997 that has placed a strain on our administrative infrastructure. We have increased the number of our employees from 24 employees at December 31, 1997 to 129 employees at December 31, 1999. We expect to continue to experience periods of rapid growth and substantial change that will place significant demands on our administrative, operational, financial and other resources. We also expect operating expenses and staffing levels to continue to increase substantially in the future. In particular, we intend to continue hiring a significant number of additional personnel this year and in later years. If we are unable to grow to meet demand for our products and services or to manage and support this growth effectively, we will be required to divert additional resources away from expanding our business and toward internal administration, causing our financial condition and operating results to be materially adversely affected.

A BREACH OF OUR SECURITY COULD EXPOSE US TO LIABILITY, HARM OUR REPUTATION OR OTHERWISE HARM OUR BUSINESS.

   If any breach of our security were to occur, our reputation and business could be harmed, and we could be exposed to liability. Customer transaction data, such as credit card information, that our products process is highly sensitive and personally identifying. A significant barrier to market acceptance of e-commerce and communication is the concern regarding the secure exchange of valuable and confidential information over the Internet. The risk has been particularly relevant in recent months during which time several of the most popular and most frequently visited Internet sites were attacked by hackers and other third parties with malicious intent. We rely on third-party encryption and authentication technology to provide the security and authentication necessary to effect the secure exchange of valuable and confidential information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments (such as break-ins and similar disruptive problems caused by Internet users) will not result in a compromise or breach of security measures incorporated in our products to protect customer transaction data. In addition, as we continue to develop localized products for international markets, regulatory and export restrictions may prohibit us from using the strongest and most secure cryptographic protection available and thereby expose us to a risk of data interception. A party who is able to circumvent our security measures also could misappropriate proprietary information and customer's information, interrupt our operations or both. Any compromise or breach of our security could reduce demand for our product and services. If any such compromise or breach were to occur, it could have a material adverse effect on our business, financial condition or operating results.

   We may be required to expend significant capital and other resources to protect against security breaches or to address any problems they may cause. Concerns over the security of the Internet and other online transactions and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. Because our activities involve the storage and transmission of highly sensitive, confidential and personal information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our security measures may not prevent security breaches, and failure to prevent security breaches may disrupt our operations.

POTENTIAL SYSTEM FAILURES AND LACK OF CAPACITY COULD NEGATIVELY AFFECT DEMAND FOR OUR PRODUCTS AND SERVICES.

   Our ability to deliver products and services to our merchants depends on the uninterrupted operation of our e-commerce transaction processing and hosting systems. The availability of our hosting services, including our QuickStart program, is critical to our growth and operating results. Our systems and operations are vulnerable to damage or interruption from many factors including:

  . Power loss;

  . Telecommunications or data network failure;

  . Operator negligence;

  . Improper operation by employees;

  . Physical and electronic break-ins, overloads and similar events; and

  . Computer viruses.

   Despite the fact that we are implementing redundant servers in third-party hosting centers, we may still experience service interruptions for the reasons listed above and a variety of other reasons. If our redundant servers are overloaded or otherwise unavailable, our insurance may not cover all or some portion of the resulting losses. We have experienced periodic interruptions, affecting all or a portion of our systems, which we believe will continue to occur from time to time. In addition, any interruption in our systems that impairs our ability to provide services could damage our reputation and reduce demand for our services.

   Our success also depends on our ability to grow, or scale, our e-commerce transaction systems to accommodate increases in the volume of traffic on our systems, especially during peak periods of demand. We may not be able to anticipate increases in the use of our systems and successfully expand the capacity of our network infrastructure. Our inability to expand our systems to handle increased traffic could result in system disruptions, slower response times and other difficulties in providing services to our customers, which could materially harm our business.

IF WE LOSE KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL QUALIFIED PERSONNEL, WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR BUSINESS AND ACHIEVE OUR OBJECTIVES.

   We believe our future success will depend upon our ability to retain our key management personnel because of their experience and knowledge regarding the development, opportunities and challenges of our business. All of our key employees are at-will employees and may terminate their relationship with us at any time. We may not be successful in attracting and retaining key employees in the future.

   Our future success and our ability to expand our operations will also depend in large part on our ability to attract and retain additional qualified marketing, sales and technical personnel. Competition for these types of employees is intense due to the limited number of qualified professionals. We have in the past experienced difficulty in recruiting and retaining qualified marketing, sales, engineering and support personnel. Failure to attract and retain personnel, particularly marketing, sales and technical personnel, could make it difficult for us to manage our business and meet our objectives which could cause the price of our common stock to decline.

WE MAY BE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

   Our success depends to a significant degree upon the protection of our software and other intellectual property rights. We rely on trade secret, copyright and trademark laws and confidentiality agreements with employees and third-parties, all of which offer only limited protection. Moreover, the laws of other countries in which we market our products may afford little or no effective protection of our technology. The reverse engineering, unauthorized copying or other misappropriation of our technology could enable third parties to benefit from our technology without paying us for it. This could have a material adverse effect on our business, operating results and financial condition. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk.

CLAIMS BY OTHER COMPANIES THAT OUR PRODUCTS INFRINGE THEIR COPYRIGHTS OR PATENTS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

   If any of our products violate third party proprietary rights, we may be required to reengineer our products or seek to obtain licenses from third parties to continue offering our products without substantial reengineering. Any efforts to reengineer our products or obtain licenses from third parties may not be successful and, in any case, would substantially increase our costs and have a material adverse effect on our business, operating results and financial condition. Although we perform limited patent searches to determine whether the technology used in our products infringes patents held by third parties, we cannot be certain that our products do not infringe the intellectual property rights of others. Product development is inherently uncertain in a rapidly evolving technological environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies.

SEASONAL TRENDS IN SALES OF OUR SOFTWARE PRODUCTS MAY AFFECT OUR QUARTERLY OPERATING RESULTS.

   We may experience seasonality in sales of our products. These seasonal trends may materially affect our quarter to quarter operating results. Revenues and operating results in our quarter ending December 31 may be lower relative to our other quarters, because many customers defer purchase decisions until the following calendar year or to avoid changes close to the holiday season. In addition, credit card processors may halt implementation of new lease line connections during the holiday season, delaying implementation of our software.

   We are also currently attempting to expand our presence in international markets, particularly in Europe. We expect our quarter ending September 30 to reflect the effects of the slowing of international business activity and spending activity generally associated with that time of year, particularly in Europe. To the extent that our revenues in Europe or other parts of the world increase in future periods, we expect our period to period revenues to reflect any seasonal buying patterns in these markets.

IF WE EXPERIENCED A PRODUCT LIABILITY CLAIM, WE COULD INCUR SUBSTANTIAL LITIGATION COSTS AND LIABILITY TO THIRD PARTIES.

   Since our customers use our products for mission critical applications such as e-commerce, errors, defects or other performance problems could result in financial or other damages to our clients. They could seek damages for losses from us, which, if successful, could have a material adverse effect on our business, financial condition or operating results. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. We have not experienced any product liability claims to date. However, a product liability claim brought against us, even if not successful, would likely be time consuming and costly and direct management's attention from the management of the business.

WE MAY BECOME SUBJECT TO GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES THAT WOULD ADVERSELY AFFECT OUR FINANCIAL RESULTS.

   We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, export control laws and laws or regulations directly applicable to e-commerce. However, due to the increasing usage of the Internet, it is possible that a number of laws and regulations may be applicable or may be adopted in the future with respect to conducting business over the Internet, covering issues such as:

  . Taxes;

  . User privacy;

  . Pricing;

  . Content;

  . Right to access and use personal data;

  . Copyrights and patents;

  . Distribution; and

  . Characteristics and quality of services.

   Compliance with any additional laws or regulations could be expensive and burdensome or reduce demand for our products and services, either of which could materially harm our business and cause the price of our common stock to decline. Further, failure to comply with any laws or regulations may result in liability to our company. For example, we believe that some of our services may require us to comply with the Fair Credit Reporting Act. As a precaution, we are implementing changes to our systems and processes so that we will be in compliance with the act. Compliance with this act will require us to provide information about personal data stored by us or our customers. Failure to comply with this act could result in claims being made against us.

   Furthermore, the growth and development of the market for e-commerce may prompt more stringent consumer protection laws that may impose additional burdens on those companies conducting e-commerce. The adoption of additional laws or regulations may decrease the growth of the Internet or other online services, which could, in turn, decrease the demand for our services and increase our cost of doing business.

   The applicability of existing laws governing issues related to the Internet, such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, export or import matters and personal privacy, is uncertain. The vast majority of laws were adopted prior to the broad commercial use of the Internet and related technologies. As a result, they do not contemplate or address the unique issues of the Internet and related technologies. Changes to these laws intended to address these issues, including some recently proposed changes in the United States regarding taxation and encryption and in the European Union regarding contract formation and privacy, could create uncertainty in the Internet marketplace and impose additional costs and other burdens. This uncertainty, additional costs and other burdens could reduce demand for our products and services or increase the cost of doing business due to increased costs of litigation or increased service delivery costs and materially adversely affect our financial results.

   Due to the encryption technology contained in our products, such products are subject to United States export controls. United States export controls, either in their current form or as may be subsequently enacted, may delay the introduction of new products or limit our ability to distribute products outside of the United States. In addition, federal or state legislation or regulation may further limit the levels of encryption or authentication technology we can use in our products. Further, various countries regulate the import of certain encryption technology and have adopted laws relating to personal privacy issues that could limit our ability to distribute products in those countries. Any such export or import restrictions, new legislation or regulation or government enforcement of existing regulations could have a material adverse effect on our business, financial condition and operating results.

THE SCOPE OF THE INFORMATION THAT WE COLLECT AND USE IN THE FUTURE MAY BE CONSIDERED PERSONALLY IDENTIFYING, WHICH WOULD LIMIT OUR ABILITY TO COLLECT AND REPORT THIS DATA.

   We may collect information about users of systems that implement our products and use such information for our benefit and the benefit of our customers. There are both existing and proposed laws regulating and restricting the collection of information over the Internet that is considered "personally identifying" and the use of this information. These laws are dynamic and vary among domestic and foreign jurisdictions. In the event that the information that we collect and use is considered to be personally identifying, our ability to collect and use this information may be restricted. As a result, although we do not currently sell such data, our ability to earn revenues in the future from the sale of demographic data that profiles users of systems that implement our products may be impaired.

OUR INTERNATIONAL BUSINESS EXPOSES US TO ADDITIONAL FOREIGN RISKS.

   Sales of our products and services to customers outside the United States accounted for approximately 5% of our revenues in 1999. We expect that international revenues will account for a significant percentage of our revenues in the future. The growth of our international operations will require us to recruit and hire a number of new sales and marketing and support personnel in foreign countries. These countries may not have a sufficient pool of qualified personnel from which we may hire, or we may not be successful at hiring, training or retaining such personnel. In addition, we have only limited experience in developing localized versions of our products and in marketing and distributing our products in international markets. Introductions of our products into international markets will require significant investment by us in advance of anticipated future revenues. We may not be able to successfully localize, market, sell and deliver our products in international markets which would materially adversely affect our business, operating results and financial condition. Conducting business outside of the United States is subject to additional risks that may affect our ability to sell our products and result in reduced revenues, including:

  . Changes in regulatory requirements;

  . Currency conversion risks and currency fluctuations;

  . Potentially adverse tax consequences, including taxes on the repatriation of earnings;

  . Political instability, civil unrest and economic instability;

  . Greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;

  . Greater difficulty and expense in conducting business abroad;

  . Complications in complying with foreign laws and changes in governmental policies;

  . Longer accounts receivable payment cycles in certain countries;

  . Potentially less developed communications and Internet infrastructure;
    and

  . Tariffs, licensing and other trade restrictions.

   Any one or more of these factors could significantly limit our ability to grow our business abroad and limit the growth of our revenue, which could materially adversely affect our business and cause the price of our common stock to decline. To the extent our international operations expand, we expect that an increasing portion of our international revenue will be denominated in foreign currencies, subjecting us to fluctuations in foreign currency exchange rates. We do not currently engage in foreign currency hedging transactions. However, as we expand our international operations, we may choose to limit such exposure by entering into forward foreign exchange contracts or engaging in similar hedging strategies. Any currency exchange strategy we implement may be unsuccessful in avoiding and potentially could increase exchange-related losses, materially adversely affecting our financial results.

                         RISKS RELATED TO OUR INDUSTRY

THE DEMAND FOR OUR SERVICES COULD BE NEGATIVELY AFFECTED BY THE REDUCED GROWTH OF E-COMMERCE OR BY DELAYS IN THE DEVELOPMENT OF INTERNET INFRASTRUCTURE.

   Sales of goods and services over the Internet do not currently represent a significant portion of overall sales of goods and services. We depend on the growing use and acceptance of e-commerce as an effective medium of commerce by merchants and customers in the United States and internationally. Rapid growth in the use of and interest in the Internet is important and is a relatively recent development. Sales of goods and services over the Internet have developed more slowly outside of the United States. We cannot be certain that acceptance and use of the Internet will continue to develop or that a sufficiently broad base of businesses and consumers will adopt, or continue to use, the Internet as a medium of commerce.

   The emergence of the Internet as a commercial marketplace may occur more slowly than anticipated for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. If the number of Internet users or their use of Internet resources continues to grow, it may overwhelm the existing Internet infrastructure. Delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity could also have a detrimental effect. These factors could result in slower response times or adversely affect usage of the Internet, resulting in lower numbers of e-commerce transactions and lower demand for our services. Any delays or reductions in the growth of the Internet as a medium of commerce would adversely affect the growth of or even reduce our revenues, which could cause the price of common stock to decline.

THE IMPOSITION OF NEW SALES OR OTHER TAXES COULD LIMIT THE GROWTH OF E-COMMERCE GENERALLY AND, AS A RESULT, THE DEMAND FOR OUR PRODUCTS.

   Recent federal legislation limits the imposition of state and local taxes on Internet-related sales. In 1998, Congress passed the Internet Tax Freedom Act, which places a three-year moratorium on state and local taxes on Internet access, unless the tax was already imposed prior to October 1, 1998, and discriminatory taxes on e-commerce. There is a possibility that Congress may not renew this legislation in 2001. If Congress chooses not to renew this legislation, state and local governments would be free to impose taxes on electronically purchased goods. We believe that, in accordance with current industry practice, most companies that sell products over the Internet do not currently collect sales or other taxes on shipments of their products into states or foreign countries where they are not physically present. However, one or more states or foreign countries may seek to impose sales or other tax collection obligations on out-of-jurisdiction companies that engage in e-commerce. A successful assertion by one or more states or foreign countries that companies engaged in e-commerce should collect sales or other taxes on the sale of their products over the Internet, even though not physically present in the state or foreign country, could indirectly reduce demand for our products and materially adversely affect our financial results.

                        RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY FLUCTUATE SUBSTANTIALLY, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES ABOVE THE OFFERING PRICE.

   The market price for our common stock will be affected by a number of factors, including the following:

  . The announcement or delay of new services or service enhancements by us or our competitors;

  . Quarterly variations in our or our competitors' results of operations;

  . Changes in earnings estimates or recommendations by securities analysts;

  . Developments in our industry and e-commerce generally; and

  . General market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

   In addition, stock prices for many companies in the technology and emerging growth sectors have been especially volatile and have experienced wide fluctuations that have often been unrelated to operating performance. These factors and fluctuations, as well as general economic, political and market conditions may materially and adversely affect the market price of our common stock and, therefore, your investment in our common stock.

BECAUSE WE ARE CURRENTLY UNABLE TO IDENTIFY THE SPECIFIC USES TO WHICH THE NET PROCEEDS FROM THIS OFFERING WILL BE APPLIED, YOU WILL BE RELYING ON THE JUDGMENT OF OUR MANAGEMENT REGARDING THE APPLICATION OF THE PROCEEDS.

   We have not designated any specific use for the net proceeds from our sale of common stock described in this prospectus. Rather, we expect to use the net proceeds for general corporate purposes, including working capital. Consequently, our management will have significant flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management regarding the application of the proceeds. Our management will have the ability to change the application of the proceeds of this offering without stockholder approval.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY.

   In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, which could have a material adverse effect on our business, operating results and financial condition.

BECAUSE OUR EXECUTIVE OFFICERS AND DIRECTORS OWN A SIGNIFICANT PERCENTAGE OF OUR COMMON STOCK, THEY WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER US.

   Upon completion of this offering, our present directors and executive
officers and their affiliates will beneficially own approximately      % of
the outstanding common stock. As a result, if these stockholders act together, they will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions like mergers and other business combinations. This concentration of ownership may also have the effect of delaying or preventing a change in control over us unless it is supported by our directors and executive officers.

THERE MAY BE SALES OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK AFTER THIS OFFERING BY OUR STOCKHOLDERS, INCLUDING OUR EXECUTIVE OFFICERS AND DIRECTORS, AND THESE SALES COULD CAUSE OUR STOCK PRICE TO DECLINE.

   Our executive officers, directors and current stockholders hold a substantial number of shares, which they can sell in the public market in the near future. Our executive officers, directors and substantially all of our stockholders have executed lock-up agreements that prevent them from selling or otherwise disposing of our common stock for a period of 180 days from the date of this prospectus, without the prior written approval of Credit Suisse First
Boston. These lock-up agreements will expire on               , 2000, and an
aggregate of               shares, or    % of our total outstanding shares will
be eligible for resale from time to time beginning upon the expiration of these lock-up agreements, in some cases subject only to the volume, manner of sale and notice requirements of Rule 144 under the Securities Act. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall or create the perception to the public of difficulties or problems with our products and services which could cause our stock price to fall. The sale of these shares or the negative perception created by the sale of these shares also could impair our ability to raise capital through the sale of additional stock. You should read "Shares Available for Future Sale" for a full discussion of shares that may be sold in the public market in the future, which could prevent us from executing our Business Plan and materially adversely affect our financial results.

THE ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW, OUR CERTIFICATE OF INCORPORATION AND OUR BYLAWS COULD ADVERSELY AFFECT THE RIGHTS OF THE HOLDERS OF OUR COMMON STOCK.

   Anti-takeover provisions of Delaware law, our certificate of incorporation and our bylaws may make a change in control of our company more difficult, even if a change in control would be beneficial to the stockholders. These provisions may allow the board of directors to prevent changes in the management and control of our company. Under Delaware law, our board of directors may adopt additional anti-takeover measures in the future.

   One anti-takeover provision that we have is the ability of our board of directors to determine the terms of preferred stock and issue preferred stock without the approval of the holders of the common stock. Upon the closing of this offering, our certificate of incorporation will allow the issuance of up to 5,000,000 shares of preferred stock. However, because the rights and preferences of any series of preferred stock may be set by the board of directors in its sole discretion without approval of the holders of the common stock, and the rights and preferences of this preferred stock may be superior to those of the common stock. Accordingly, the rights of the holders of common stock may be adversely affected. You should read "Description of Capital Stock--Delaware Anti-takeover Law and Certain Charter and Bylaw Provisions" for a discussion of additional anti-takeover measures.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements.

                                USE OF PROCEEDS

   We estimate that the net proceeds from the sale of the              shares
of common stock that we are selling in this offering will be approximately
$           ($           if the underwriters exercise their over-allotment
option in full) based on an assumed public offering price of $      per share
and after deducting the estimated underwriting discount and estimated offering expenses payable by us.

   The principal purpose of this offering is to create a public market for our common stock. We expect to use the net proceeds from this offering for working capital and general corporate purposes. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current plan or agreement with respect to any such acquisition, and we are not currently engaged in any negotiations with respect to any such transaction. Our management will have broad discretion concerning the allocation and use of the net proceeds. Pending such uses, we intend to invest the net proceeds in interest-bearing, investment-grade securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                DIVIDEND POLICY

   Upon completion of this offering we will pay accumulated dividends in common stock on our outstanding Series A, Series B and Series C preferred stock as required by our certificate of incorporation. We have never declared or paid any dividends on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. A covenant made by us under our existing line of credit prohibits the payment of cash dividends.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of December 31, 1999 on:

  . An actual basis;
  . A pro forma basis giving effect to the automatic conversion of all shares of outstanding Series A, Series B and Series C preferred stock into 12,176,313 shares of common stock upon the closing of this offering, which includes the payment in shares of common stock of accrued and unpaid dividends on the preferred stock as of December 31, 1999 and the issuance of 1,299,943 shares of Series C preferred stock after December 31, 1999; and
  . A pro forma as adjusted basis to reflect our capitalization as of
    December 31, 1999, with the preceding pro forma adjustments plus the
    receipt of the estimated net proceeds from our sale of            shares
    of common stock at the initial public offering price of $      per share.

   The table below should be read in conjunction with our balance sheet as of December 31, 1999 and the related notes, which are included elsewhere in this prospectus. You should review Note 10 to the notes to our financial statements for descriptions of our Series A, Series B and Series C preferred stock. The table below also reflects a beneficial conversion feature that resulted from the issuance of Series C preferred stock in 1999. The beneficial conversion feature was calculated in accordance with Emerging Issues Task Force Issue No. 98-5 and resulted in an increase in stockholders' deficit of approximately $29.2 million at December 31, 1999.

                                                   DECEMBER 31, 1999
                                             --------------------------------
                                                                   PRO FORMA
                                              ACTUAL   PRO FORMA  AS ADJUSTED
                                             --------  ---------  -----------
                                                     (IN THOUSANDS)
Mandatorily redeemable convertible
 preferred stock, $.001 par value,
 12,647,830 shares authorized and
 designated actual; 10,797,350 shares
 issued and outstanding actual; no shares
 authorized, issued or outstanding, pro
 forma and pro forma as adjusted...........  $ 66,066  $     --    $     --
Preferred stock, $.001 par value, 5,000,000
 shares authorized pro forma as adjusted;
 no shares issued and outstanding pro forma
 as adjusted...............................        --        --          --
Common stock, $.001 par value, 20,000,000
 shares authorized actual and pro forma;
 3,919,655 shares issued and outstanding
 actual; 16,095,968 issued and outstanding
 pro forma; 100,000,000 authorized pro
 forma as adjusted;      shares issued and
 outstanding pro forma as adjusted.........         4        16
Additional paid-in-capital.................        --    88,153
Deferred compensation......................    (2,097)   (2,097)
Accumulated other comprehensive loss.......       (13)      (13)
Accumulated deficit........................   (50,213)  (63,121)
                                             --------  --------    --------
Total stockholders' (deficit) equity.......   (52,319)   22,938
                                             --------  --------    --------
Total capitalization.......................  $ 13,747  $ 22,938    $
                                             ========  ========    ========

   The table above excludes the following :

  . 1,369,084 shares of common stock issuable upon exercise of stock options outstanding as of April 14, 2000 with a weighted average exercise price of $8.99 per share;

  . 288,426 shares of common stock issued upon exercise of stock options between December 31, 1999 and April 14, 2000;

  . 700,483 shares of common stock and 285,675 shares of preferred stock issuable upon exercise of outstanding warrants as of April 14, 2000 with a weighted average exercise price of $6.06 per share;

  . 1,102,647 shares reserved for future issuance under our 1997 Stock Option/Issuance Plan, 300,000 shares reserved for issuance under our 2000 Director Plan and 600,000 shares reserved for sale under our 2000 Employee Stock Purchase Plan as of April 14, 2000;

  . 62,594 shares of common stock issuable as payment of accrued and unpaid dividends on outstanding preferred stock after December 31, 1999 and on outstanding preferred stock warrants as of April 14, 2000; and
  .       shares that we have agreed to issue to Cardservice International at a purchase price per share equal to the price to the public in this offering; the number of shares that we have agreed to issue to Cardservice International will equal the lower of 10% of the shares sold in this offering (excluding the underwriter's over-allotment option) or the number of shares purchasable for an aggregate of $6 million at such offering price.

                                    DILUTION

   Our pro forma net tangible book value as of December 31, 1999 was
approximately $       million, or $      per share. Pro forma net tangible book
value per share represents the amount of our total tangible assets at December 31, 1999, increased by the net proceeds of the sales of Series C preferred stock after December 31, 1999, reduced by the amount of our total liabilities, and divided by the total number of shares of common stock outstanding after giving effect to the automatic conversion of the Series A, Series B and
Series C preferred stock and payment in shares of common stock of accrued unpaid dividends on the preferred stock as of December 31, 1999. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the
sale of          shares of common stock offered by us at an assumed initial
public offering price of $        per share, and after deducting the
underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at December 31, 1999 would have been
approximately $     million, or $      per share of common stock. This
represents an immediate increase in pro forma net tangible book value of $
per share to existing stockholders and an immediate dilution of $     per share
to new investors of common stock. The following table illustrates this dilution on a per share basis:

Assumed public offering price per share..............................      $
  Pro forma net tangible book value per share as of December 31,
   1999.............................................................. $
  Increase in pro forma net tangible book value per share
   attributable to new investors.....................................
                                                                      ----
Pro forma net tangible book value per share after the offering (as adjusted)...........................................................
                                                                           ----
Dilution per share to new investors..................................      $
                                                                           ====

   The following table summarizes on a pro forma as adjusted basis after giving effect to the offering, as of December 31, 1999, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid by investors and the average price per share paid:

                                             SHARES         TOTAL
                                           PURCHASED    CONSIDERATION   AVERAGE
                                         -------------- --------------   PRICE
                                         NUMBER PERCENT AMOUNT PERCENT PER SHARE
                                         ------ ------- ------ ------- ---------
Existing stockholders...................             %   $          %    $
New investors...........................
                                          ---     ---    ----    ---
  Totals................................             %   $          %    $
                                          ===     ===    ====    ===

   The table above excludes the following :

  . 1,369,084 shares of common stock issuable upon exercise of stock options outstanding as of April 14, 2000 with a weighted average exercise price of $8.99 per share;

  . 228,426 shares of common stock issued upon exercise of stock options between December 31, 1999 and April 14, 2000;
  . 700,483 shares of common stock and 285,675 shares of preferred stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $6.06 per share;

  . 1,102,647 shares reserved for future issuance under our 1997 Stock Option/Issuance Plan, 300,000 shares reserved for issuance under our 2000 Director Plan and 600,000 shares reserved for sale under our 2000 Employee Stock Purchase Plan as of April 14, 2000;

  . 62,594 shares of common stock issuable as payment of accrued and unpaid dividends on outstanding preferred stock after March 31, 2000 and on outstanding preferred stock warrants as of April 14, 2000; and
  .       shares that we have agreed to issue to Cardservice International at a purchase price per share equal to the price to the public in this offering; the number of shares that we have agreed to issue to Cardservice International will equal the lower of 10% of the shares sold in this offering (excluding the underwriter's over-allotment option) or the number of shares purchasable for an aggregate of $6 million at such offering price.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes included elsewhere in this prospectus. The consolidated statement of operations data set forth below for the period from inception (September 21, 1995) through December 31, 1995 and for the year ended December 31, 1996 and the balance sheet data as of 1995, 1996 and 1997 have been derived from our audited consolidated financial statements. The consolidated statement of operations data set forth below for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from our consolidated financial statements included elsewhere in this prospectus, which have been audited by PricewaterhouseCoopers LLP. The historical results are not necessarily indicative of results to be expected for any future period.

                           PERIOD FROM
                          SEPT. 21, 1995   FOR THE YEAR ENDED DECEMBER 31,
                          (INCEPTION) TO --------------------------------------
                          DEC. 31, 1995    1996      1997      1998      1999
                          -------------- --------  --------  --------  --------
                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues:
 Software licenses......     $      1    $     11  $    147  $    582  $  3,294
 Services...............            1         175       249       481     1,988
                             --------    --------  --------  --------  --------
   Total revenues.......            2         186       396     1,063     5,282
                             --------    --------  --------  --------  --------
Cost of revenues:
 Software licenses......            4          60        89       135       130
 Services...............           --          17        80       292     1,869
                             --------    --------  --------  --------  --------
   Total cost of
    revenues............            4          77       169       427     1,999
                             --------    --------  --------  --------  --------
 Gross margin...........           (2)        109       227       636     3,283
Operating expenses:
 Sales and marketing....            1          57       484     3,336     7,593
 Research and
  development...........           --          51       463     2,661     6,514
 General and
  administrative........           25          78       470     1,761     3,314
                             --------    --------  --------  --------  --------
   Total operating
    expenses............           26         186     1,417     7,758    17,421
                             --------    --------  --------  --------  --------
   Loss from
    operations..........          (28)        (77)   (1,190)   (7,122)  (14,138)
                             --------    --------  --------  --------  --------
Interest income
 (expense):
 Interest expense.......           --          --        (1)     (132)     (531)
 Interest income .......           --          --        44        39        42
                             --------    --------  --------  --------  --------
   Net loss.............          (28)        (77)   (1,147)   (7,215)  (14,627)
 Dividends on
  mandatorily redeemable
  convertible preferred
  stock.................           --          --        --      (270)   (1,074)
 Beneficial conversion
  feature related to
  Series C preferred
  stock.................           --          --        --        --   (29,227)
                             --------    --------  --------  --------  --------
   Net loss attributable
    to common stock.....     $    (28)   $    (77) $ (1,147) $ (7,485) $(44,928)
                             ========    ========  ========  ========  ========
Net loss per share:
 Basic and diluted......     $  (0.08)   $  (0.06) $  (0.89) $  (6.51) $ (23.78)
                             ========    ========  ========  ========  ========
 Basic and diluted
  weighted average
  shares................          352       1,300     1,283     1,149     1,889
                             ========    ========  ========  ========  ========

                                             DECEMBER 31,
                             ------------------------------------------------
                               1995      1996      1997      1998      1999
                             --------  --------  --------  --------  --------
                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
 DATA:
Cash and equivalents........ $      2  $     20  $  2,230  $     71  $ 16,915
Working (deficit) capital...        2        20     1,975    (4,791)   12,732
Total assets................        2        54     2,548     2,150    23,678
Mandatorily redeemable
 convertible preferred
 stock......................       --        --     3,345     3,615    66,066
Long-term debt, net of
 current portion............       30       122        --       387       435
Capital lease obligations,
 net of current portion.....       --        --        12        12        78
Total stockholders'
 deficit.................... $    (28) $   (104) $ (1,248) $ (8,649) $(52,319)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

   We provide e-commerce transaction management software and services that enable businesses to automate transaction and payment processing. Our e-commerce software allows businesses to conduct real-time transaction processing, fraud analysis and protection, automated shipping and tax calculation, downloading of software or other digital goods through the Internet and business reporting and analysis.

   We were incorporated in September 1995 and initially focused on providing outsourced Internet hosting services for our customers' websites and e-commerce transactions. In January 1996, we first offered transaction processing hosting services for e-businesses. In November 1996, we commercially released Merchant Engine, our first transaction management software product for single businesses, and first recognized software license revenues. In November 1996, we also commercially released Hosting Engine, designed to enable CSPs to simultaneously support multiple businesses or large enterprises to support multiple divisions.

   We derive revenues from licensing software products and providing related services. Revenues derived from software licenses include fees from licenses of Merchant Engine and Hosting Engine and annual merchant fees received from CSPs that utilize Hosting Engine to provide transaction and payment processing services on an outsourced basis. Revenues derived from services include fees for hosting services and customization and implementation services, customer service and support and maintenance for our products. All of our existing customers have service contracts with us.

   Software license revenues derived from Hosting Engine and Merchant Engine are generally recognized when the product is shipped. Revenues derived from annual merchant fees are generally recognized ratably over the term of the agreement. Revenues for services are recognized as the services are provided. Revenues for maintenance are recognized ratably over the term of the maintenance agreements.

   Through 1997, $425,000, or 73% of our total revenues, were services revenues derived from hosting fees. Since the beginning of 1998, $3.9 million, or 61% of our total revenues, have been derived from software licenses.

   We sell our products and services through a direct sales force and contractual relationships with systems integrators, VARs, OEM, storefront and CRM vendors and CSPs that introduce us to their customers or resell our products. Although international revenues generated to date have been approximately 5% of revenues, we have an office in the United Kingdom and plan to establish operations in other parts of Europe, Asia Pacific and South America.

   A relatively small number of customers accounted for a significant portion of our total revenues in 1999. If this trend continues, the loss or delay of revenues from any of these individual customers could have a significant impact on our revenues. In 1998, sales to our largest customer, Cardservice International, accounted for 16% of our total revenues. In 1999, sales to our two largest customers, Cardservice International and Hewlett-Packard, accounted for 18% and 19% of our revenues, respectively.

   We have incurred substantial net losses since inception, and as of December 31, 1999, we had an accumulated deficit of $50.2 million. This accumulated deficit resulted from a beneficial conversion feature related to our issuance of Series C preferred stock, our lack of substantial revenues, the significant costs incurred in the development of our products and the establishment of our sales and marketing organization.

RESULTS OF OPERATIONS

   The following table sets forth items from our consolidated statements of operations expressed as a percentage of total revenues for the periods indicated:

                                 PERIOD FROM       FOR THE YEAR ENDED
                                SEPT. 21, 1995        DECEMBER 31,
                                (INCEPTION) TO --------------------------------
                                DEC. 31, 1995  1996     1997     1998     1999
                                -------------- -----   ------   ------   ------
CONSOLIDATED STATEMENT OF
OPERATIONS DATA:
Revenues:
 Software licenses............          50%        6%      37%      55%      62%
 Services.....................          50        94       63       45       38
                                   -------     -----   ------   ------   ------
   Total revenues.............         100       100      100      100      100
                                   -------     -----   ------   ------   ------
Cost of revenues:
 Software licenses............         200        32       23       13        3
 Services.....................          --         9       20       27       35
                                   -------     -----   ------   ------   ------
   Total cost of revenues.....         200        41       43       40       38
                                   -------     -----   ------   ------   ------
 Gross margin.................        (100)       59       57       60       62

Operating expenses:
 Sales and marketing..........          50        31      122      314      144
 Research and development.....          --        27      117      250      123
 General and administrative...       1,250        42      119      166       63
                                   -------     -----   ------   ------   ------
   Total operating expenses...       1,300       100      358      730      330
                                   -------     -----   ------   ------   ------
   Loss from operations.......      (1,400)      (41)    (301)    (670)    (268)
                                   -------     -----   ------   ------   ------
Interest income (expense):
 Interest expense.............          --        --       --      (13)     (10)
 Interest income .............          --        --       11        4        1
                                   -------     -----   ------   ------   ------
   Net loss...................      (1,400)%     (41)%   (290)%   (679)%   (277)%

   The following table sets forth, for each component of revenues, the cost of these revenues as a percentage of the related revenues for the periods indicated:

                                 PERIOD FROM       FOR THE YEAR ENDED
                                SEPT. 21, 1995        DECEMBER 31,
                                (INCEPTION) TO --------------------------------
                                DEC. 31, 1995  1996     1997     1998     1999
                                -------------- -----   ------   ------   ------
Cost of software license reve-
 nues.........................       400%        545%      61%      23%       4%
Cost of services revenues.....          --        10       32       61       94

COMPARISON OF YEARS ENDED DECEMBER 31, 1999 AND 1998

  Revenues

   Total revenues increased to $5.3 million for 1999 from $1.1 million for 1998.

   Software License Revenues. Software license revenues increased to $3.3 million for 1999 from $582,000 for 1998. The increase was due to an increase in the number of Hosting Engine and Merchant Engine licenses as well as increased revenues derived from annual merchant fees. As a percentage of total revenues, software license revenues increased to 62% for 1999 from 55% for 1998. We anticipate that software license revenues will increase as a percentage of total revenues in 2000.

   Services Revenues. Services revenues increased to $2.0 million for 1999 from $481,000 for 1998. This increase was primarily due to professional services sold to new and existing customers, increased revenues from our hosting services and revenues from maintenance contracts sold to all of our new customers. As a percentage of total revenues, services revenues decreased to 38% for 1999 from 45% for 1998.

  Cost of Revenues

   Cost of Software License Revenues. Cost of software license revenues consists primarily of royalties paid to third parties under technology licensing arrangements. Cost of software license revenues decreased to $130,000, or 4% of software license revenues, for 1999 from $135,000, or 23% of software license revenues, for 1998. The decrease was primarily due to an increase in the number of licenses of our Hosting Engine and an increase in annual merchant fees. We historically have realized higher gross margins on licenses of Hosting Engine than on licenses of Merchant Engine due to a higher selling price for Hosting Engine. We anticipate that the cost of license revenues will increase in absolute dollars but will vary as a percentage of software license revenues, depending on the percentage mix of licenses of Hosting Engine and Merchant Engine sold and the amount of annual merchant fees.

   Cost of Services Revenues. Cost of services revenues consists primarily of personnel costs for our hosting and professional services for our products. Cost of services revenues increased to $1.9 million, or 94% of services revenues, for 1999 from $292,000, or 61% of services revenues, for 1998. The increase resulted primarily from the hiring of additional personnel in anticipation of the growth of our business and the use of contractors to support increased demand for consulting services. We anticipate the number of service personnel will continue to increase in 2000.

   Gross margin is affected by the costs associated with producing revenues and the mix of software license revenues and services revenues. Gross margin increased to 62% in 1999 from 60% in 1998. We historically have realized higher gross margin on license revenues than on services revenues. If services revenues increase as a percentage of total revenues, our overall gross margin may decrease.

  Operating Expenses

   Sales and Marketing. Sales and marketing expenses consist primarily of salaries, costs associated with stocks-based compensation, commissions and costs associated with marketing and strategic relationship programs, such as trade shows, seminars, public relations and marketing materials. Sales and marketing expenses increased to $7.6 million, or 144% of total revenues, for 1999 from $3.3 million, or 314% of total revenues, for 1998. The increase was attributable to an increase in the number of sales and marketing personnel and related expenses. To a lesser extent, the increase was related to an increase in marketing and customer relationship programs, including trade shows, public relations and marketing materials. We expect sales and marketing expenses to continue to increase in absolute dollars as we continue to expand our marketing programs and our sales force to support our key customers and domestic and international expansion.

   Research and Development. Research and development expenses consist primarily of salaries, fees for outside consultants and related costs associated with the development of new products, the enhancement of existing products, quality assurance, testing and documentation. Research and development expenses increased to $6.5 million, or 123% of total revenues, for 1999 from $2.7 million, or 250% of total revenues, for 1998. The increase primarily resulted from salaries and other costs associated with new personnel. We anticipate that research and development expenses will continue to increase in absolute dollars in 2000.

   General and Administrative. General and administrative expenses consist primarily of salaries and other personnel-related costs for executive and financial personnel, as well as legal, accounting and insurance costs. General and administrative expenses increased to $3.3 million, or 63% of total revenues, for 1999 from $1.8 million, or 166% of total revenues, for 1998. The increase resulted primarily from salaries associated with an increase in the number of general and administrative personnel and the costs required to manage our growth.

  Interest Income (Expense)

   Interest expense increased to $489,000 for 1999, or 9% of total revenues, from $93,000, or 9% of total revenues, for 1998. This increase was primarily due to increased borrowings under our line of credit as well as loans to us from certain stockholders as well as non-cash interest expense related to warrants issued in conjunction with debt.

  Provision for Income Taxes

   At December 31, 1999, we had approximately $16.8 million of domestic net operating loss carryforwards that expire on various dates and may be used to reduce future federal and state income taxes, if any. We have recorded a valuation allowance for the full amount of the net deferred tax assets as the future realization of the tax benefit is not sufficiently assured.

  Net Loss

   The net loss for 1999 increased to $14.6 million, or 277% of total revenues, from $7.2 million, or 679% of total revenues, for 1998. The increase was primarily due to the increased expenses noted above, partially offset by the increase in gross margin.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1997

  Revenues

   Total revenues increased to $1.1 million for 1998 from $396,000 for 1997.

   Software License Revenues. Software license revenues increased to $582,000 for 1998 from $147,000 for 1997. The increase was primarily due to an increase in the number of licenses sold as well as revenues from annual merchant fees. As a percentage of total revenues, software license revenues increased to 55% for 1998 from 37% for 1997.

   Services Revenues. Services revenues increased to $481,000 for 1998 from $249,000 for 1997. The increase was primarily due to our provision of additional hosting services, professional services sold to new and existing customers and revenues from maintenance contracts sold to our new customers. As a percentage of total revenues, services revenues decreased to 45% for 1998 from 63% for 1997.

  Cost of Revenues

   Cost of Software License Revenues. Cost of software license revenues increased to $135,000, or 23% of software license revenues, for 1998 from $89,000, or 61% of software license revenues, for 1997. The percentage decrease was due to an increase in the proportion of higher margin Hosting Engine licenses and annual merchant fees in the overall software license revenues mix.

   Cost of Services Revenues. Cost of services revenues increased to $292,000, or 61% of services revenues, for 1998 from $80,000, or 32% of services revenues, for 1997. The dollar and percentage increases resulted primarily from the hiring of additional personnel in anticipation of the growth of our business and the use of contractors to support increased demand for maintenance and consulting services. The decline in services gross margin to 39% for 1998 from 68% for 1997 was primarily due to the increase in the number of personnel and related costs.

   Operating Expenses

   Sales and Marketing. Sales and marketing expenses increased to $3.3 million, or 314% of total revenues, for 1998 from $484,000, or 122% of total revenues, for 1997. The increase was primarily attributable to an increase in the number of sales and marketing personnel. To a lesser extent, the increase was attributable to an increase in marketing and customer and co-marketing development programs, including trade shows, public relations and marketing materials.

   Research and Development. Research and development expenses increased to $2.7 million, or 250% of total revenues, for 1998 from $463,000, or 117% of total revenues, for 1997. The increase primarily resulted from salaries and other costs associated with new personnel.

   General and Administrative. General and administrative expenses increased to $1.8 million, or 166% of total revenues, for 1998 from $470,000, or 119% of total revenues, for 1997. Substantially all of the increase was due to salaries associated with an increase in the number of general and administrative personnel.

   Interest Income (Expense)

   Interest expense increased to $93,000, or 9% of total revenue, for 1998, from interest income of $43,000, or 11% of total revenues, for 1997. This increase was primarily due to increased borrowings under our line of credit as well as to loans to us from certain stockholders.

   Net Loss

   The net loss increased to $7.2 million, or 679% of total revenues, for 1998 from $1.1 million, or 290% of total revenues, for 1997. The increase in the net loss was primarily due to the increases in spending noted above, partially offset by the increase in gross margin.

CONSOLIDATED QUARTERLY RESULTS OF OPERATIONS

   The following tables set forth a summary of our unaudited consolidated quarterly operating results for each of the eight most recent quarters during the years ended December 31, 1998 and 1999. This information has been derived from unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in the prospectus and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our audited consolidated financial statements and related notes. We believe that period to period comparisons of our financial results are not necessarily meaningful and should not be relied upon as indicative of future performance.

                                                    THREE MONTHS ENDED
                         -----------------------------------------------------------------------------
                         MAR. 31, JUNE 30,  SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,
                           1998     1998      1998      1998      1999      1999      1999      1999
                         -------- --------  --------- --------  --------  --------  --------- --------  ---
                                                      (IN THOUSANDS)
Revenues:
 Software licenses......  $  173  $   212    $    47  $   150   $   161   $   788    $   987  $ 1,358
 Services...............      85      159        167       70       174       311        701      802
                          ------  -------    -------  -------   -------   -------    -------  -------
  Total revenues........     258      371        214      220       335     1,099      1,688    2,160
                          ------  -------    -------  -------   -------   -------    -------  -------
Cost of revenues:
 Software licenses......      21       33         45       36        38        29         46       17
 Services...............      29       44         60      159       291       457        514      607
                          ------  -------    -------  -------   -------   -------    -------  -------
  Total cost of
   revenues.............      50       77        105      195       329       486        560      624
                          ------  -------    -------  -------   -------   -------    -------  -------
 Gross margin...........     208      294        109       25         6       613      1,128    1,536
Operating expenses:
 Sales and marketing....     542      669        960    1,165     1,445     1,483      2,357    2,308
 Research and
  development...........     302      520        846      993     1,367     1,668      1,679    1,800
 General and
  administrative........     234      296        487      744       716       862        944      792
                          ------  -------    -------  -------   -------   -------    -------  -------
  Total operating
   expenses.............   1,078    1,485      2,293    2,902     3,528     4,013      4,980    4,900
                          ------  -------    -------  -------   -------   -------    -------  -------
  Loss from operations..    (870)  (1,191)    (2,184)  (2,877)   (3,522)   (3,400)    (3,852)  (3,364)
                          ------  -------    -------  -------   -------   -------    -------  -------
Interest income
 (expense):
 Interest expense.......     (17)     (20)       (30)     (65)      (65)      (22)       (36)    (408)
 Interest income........      23       13          2        1        13         9         20       --
                          ------  -------    -------  -------   -------   -------    -------  -------
  Net loss..............  $ (864) $(1,198)   $(2,212) $(2,941)  $(3,574)  $(3,413)   $(3,868) $(3,772)
                          ======  =======    =======  =======   =======   =======    =======  =======

   The following table sets forth items from our consolidated results of operations expressed as a percentage of total revenues for the periods indicated:

                                                        THREE MONTHS ENDED
                             ----------------------------------------------------------------------------
                             MAR. 31, JUNE 30, SEPT. 30,  DEC. 31,  MAR. 31,  JUNE 30, SEPT. 30, DEC. 31,
                               1998     1998     1998       1998      1999      1999     1999      1999
                             -------- -------- ---------  --------  --------  -------- --------- --------
Revenues:
 Software licenses..........     67%      57%       22%        68%       48%      72%      58%       63%
 Services...................     33       43        78         32        52       28       42        37
                               ----     ----    ------     ------    ------     ----     ----      ----
  Total revenues............    100      100       100        100       100      100      100       100
                               ----     ----    ------     ------    ------     ----     ----      ----
Cost of revenues:
 Software licenses..........      8        9        21         17        11        3        3         1
 Services...................     11       12        28         72        87       42       30        28
                               ----     ----    ------     ------    ------     ----     ----      ----
  Total cost of revenues....     19       21        49         89        98       45       33        29
                               ----     ----    ------     ------    ------     ----     ----      ----
 Gross margin...............     81       79        51         11         2       55       67        71
Operating expenses:
 Sales and marketing........    210      180       449        530       431      135      140       107
 Research and development...    117      140       395        451       408      152       99        83
 General and
  administrative............     91       80       228        338       214       77       56        37
                               ----     ----    ------     ------    ------     ----     ----      ----
  Total operating expenses..    418      400     1,072      1,319     1,053      364      295       227
  Loss from operations......   (337)    (321)   (1,021)    (1,308)   (1,051)    (309)    (228)     (156)
                               ----     ----    ------     ------    ------     ----     ----      ----
Interest income (expense):
 Interest expense...........     (7)      (5)      (14)       (29)      (20)      (2)      (2)      (19)
 Interest income............      9        3         1         --         4        1        1        --
                               ----     ----    ------     ------    ------     ----     ----      ----
  Net loss..................   (335)%   (323)%  (1,034)%   (1,337)%  (1,067)%   (311)%   (229)%    (175)%
                               ====     ====    ======     ======    ======     ====     ====      ====

   The following table sets forth, for each component of revenues, the cost of those revenues as a percentage of the related revenues for the periods indicated:

                                                        THREE MONTHS ENDED
                             ----------------------------------------------------------------------------
                             MAR. 31, JUNE 30, SEPT. 30,  DEC. 31,  MAR. 31,  JUNE 30, SEPT. 30, DEC. 31,
                               1998     1998     1998       1998      1999      1999     1999      1999
                             -------- -------- ---------  --------  --------  -------- --------- --------
 Cost of software license
  revenues..................     12%      16%       96%        24%       24%       4%       5%        1%
 Cost of services...........     34       28        36        227       167      147       73        76

   Trends discussed in the period to period comparisons above generally apply to the results of operations for our eight most recent quarters, except for certain differences discussed below.

   We have experienced significant fluctuations in revenues, expenses and results of operations from quarter to quarter, and such fluctuations are likely to continue. A significant portion of our revenues has been generated from a limited number of customers, and it is difficult to predict the timing of future orders and shipments to customers. We anticipate that in the near term our results of operations in any given period will continue to depend to a significant extent upon sales to a small number of customers. We have also experienced significant variations in our quarterly gross margin for software license revenues due to the volume and product mix. Our gross margin for services revenues has varied due to the volume of services revenues, our investment in the infrastructure of our hosting services and the timing and number of additional services personnel hired and related costs.

   Our sales and marketing expenses have generally increased in absolute dollars on a quarterly basis, due in significant part to the timing and number of additional personnel hired and compensation and related costs and the timing, number and significance of specific sales and marketing activities, such as trade shows, customer and co-marketing development programs and other promotional activities. Our expenditures for research and development have increased in absolute dollars on a quarterly basis, primarily as a result of the timing and number of additional personnel hired and related compensation costs. Our general and administrative expenses have generally increased in absolute dollars on a quarterly basis primarily as a result of the timing and number of additional personnel hired and related costs and the costs required to manage our growth.

STOCK-BASED COMPENSATION

   During the three-year period ended December 31, 1999, we granted options to purchase approximately 2,532,915 shares of common stock under our stock option plans at a weighted average exercise price of $0.68 per share. We have recorded deferred stock-based compensation expenses related to these options of approximately $2.8 million. This deferred stock-based compensation will be amortized over the vesting period of the underlying options. Of this $2.8 million, an aggregate of $745,000 was amortized during 1999 and was allocated as follows:

  . $69,000 to cost of services;

  . $457,000 to sales and marketing;

  . $166,000 to research and development; and

  . $53,000 to general and administrative.

LIQUIDITY AND CAPITAL RESOURCES

   Since our inception, we have funded our operations primarily through private placements of preferred stock totaling $35.8 million through December 31, 1999 and borrowings from our stockholders and our bank. As of December 31, 1999, we had cash and equivalents totaling $16.9 million. In addition, in January 2000 and February 2000 we issued an additional 1,299,943 shares of Series C preferred stock at a price of $7.07 per share resulting in gross proceeds of approximately $9.2 million.

   Cash used for operating activities for 1999 was $12.3 million, primarily due to a net loss of $14.6 million and an increase in accounts receivable and contracts receivable, partially offset by increases in accounts payable, accrued expenses and deferred revenues. Cash used for operating activities for 1998 was $5.3 million, primarily due to a net loss of $7.2 million and an increase in accounts receivable and contracts receivable, partially offset by increases in accounts payable, accrued expenses and deferred revenues.

   Cash used for investing activities was $1.7 million for 1999 and $556,000 for 1998. Investing activities for the periods were primarily purchases of equipment, consisting largely of computer servers, workstations and networking equipment.

   Cash provided by financing activities was $30.9 million for 1999 primarily from the issuance of preferred stock for net proceeds totaling $26.9 million. Cash provided by financing activities totaling $3.7 million for 1998 was primarily from borrowings under our credit facilities and loans from certain stockholders.

   As of December 31, 1999 and 1998, our primary financial commitments consisted of obligations outstanding under capital leases and notes payable under our credit facilities and to certain stockholders of $2.3 million and $3.7 million, respectively. Future obligations under operating leases totaled $692,000 at December 31, 1999.

   In 1999, we entered into a new bank line of credit which allows us to borrow up to $3.3 million for working capital purposes and up to $1.0 million for equipment purchases. The working capital revolving line of credit expires in July 2000 and the equipment line of credit expires in May 2002. Amounts available under the working capital revolving line of credit are a function of eligible accounts receivable and both lines of credit bear interest at the bank's prime rate plus .25%. As of December 31, 1999, $2.1 million was available for borrowing and the bank's prime rate was 8.5%.

   Commencing on December 31, 2004, the Company may be required to redeem, upon the affirmative vote of two-thirds of the preferred stockholders voting as a group, 50% of the outstanding shares of preferred stock, an additional 50% on December 31, 2005 and the remainder on December 31, 2006 at a redemption price equal to $1.07, $2.46 and $7.07 for Series A, B and C respectively, plus accrued dividends. Upon completion of this offering, our preferred stock will automatically convert into common stock and our certificate of incorporation will be amended and restated to make various changes, including the removal of these redemption provisions.

   As of December 31, 1999, we had approximately $16.8 million of domestic net operating loss carryforwards that expire on various dates and may be used to reduce future federal and state income taxes, if any. Under the provisions of the Internal Revenue Code, the Company experienced a substantial change in ownership, which resulted in an annual limitation for the usage of the net operating loss carryforwards generated prior to the change in ownership of $2.2 million.

   Since our inception, we have significantly increased our operating expenses. We anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses and capital expenditures will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in businesses, technologies, products or services that are complementary to our business. We believe that the net proceeds of this offering together with our current cash balances will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least 12 months immediately following the offering. To the extent that cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities, or obtain additional credit facilities. The issuance of additional equity or convertible debt securities could result in additional dilution to our stockholders.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We do not expect SFAS No. 133 to have a material effect on our financial position or results of operations.

YEAR 2000

   We have not incurred any material expense nor have we experienced any material disruptions in our systems or those of our vendors and service providers as a result of Year 2000 system processing.

QUALITATIVE AND QUANTITATIVE DISCLOSURE OF MARKET RISK

   We do not currently have any derivative financial instruments and do not intend to invest in derivatives. We invest our cash in short-term, highly liquid cash equivalents. Indebtedness under our bank line of credit bears interest at the bank's prime rate plus .25% and therefore, we have some interest rate risk to the extent that the bank increases its prime rate. However, because of the short-term nature of the line of credit and small amounts outstanding thereunder, we believe that our exposure to interest rate risk is not material to our results of operations.

BENEFICIAL CONVERSION FEATURE

   The issuance of our Series C preferred stock resulted in a beneficial conversion feature of approximately $29.2 million at December 31, 1999, calculated in accordance with Emerging Issues Task Force Issue No. 98-5, which resulted in an increase to stockholders' deficit for the year ended December 31, 1999.

                                    BUSINESS

OVERVIEW

   We provide e-commerce transaction management software and services that enable businesses to automate transaction and payment processing. Our e-commerce software allows businesses to conduct real-time transaction processing, fraud analysis and protection, automated shipping and tax calculation, downloading of software or other digital goods through the Internet, or digital content downloading, and business reporting and analysis. Our software is designed to readily integrate with a business' online storefront and customer relationship management, or CRM, applications and its existing business systems and processes. We have designed the architecture of our transaction management software to meet the stringent performance, reliability and growth requirements of e-businesses. Each of our two principal e-commerce software products is designed to meet the needs of different customers. Merchant Engine supports single businesses. Hosting Engine enables commerce service providers, or CSPs, a group of application service providers, or ASPs, focused on e-commerce, to simultaneously support multiple businesses and allows large businesses to simultaneously support multiple divisions. We also offer customization and implementation services, customer service and support, maintenance and application hosting services for our products.

INDUSTRY BACKGROUND

   The Internet has emerged as a global communications medium to deliver and share information and conduct business. The convenience and widespread accessibility of the Internet has allowed businesses greater access to new and existing customers, as well as the ability to interact with their customers 24 hours a day, seven days a week. International Data Corporation, or IDC, estimates that the volume of goods and services exchanged over the Internet will increase from $268 billion in 2000 to $1.6 trillion in 2003. In an effort to gain greater access to new and existing customers and improve market share, Internet-related businesses have focused on improving their marketing efforts and enhancing the online user experience through storefront and CRM applications, also known as "front-end" Internet infrastructure. IDC estimates that the worldwide e-commerce application market will increase from $1.7 billion in 1999 to $13.1 billion by 2003. Although many e-businesses have implemented a variety of front-end solutions to improve the online customer shopping experience, these solutions generally fail to provide transaction management--the automation of payment processing and the integration of related transaction information with existing business systems and processes. We believe that in order for e-businesses to grow, they will require automated transaction management.

  Traditional Transaction Processing and Fulfillment

   E-commerce transactions typically follow a standard process. Once an online customer clicks the "buy" button, an online business generally takes the following steps to process an order:

  . Receives the order;

  . Calculates shipping costs and sales or value added taxes;

  . Screens for fraud;

  . Obtains payment authorization from a credit card processor;

  . Processes the payment;

  . Coordinates the fulfillment and shipping of the order or downloading of digital content; and

  . Relays the information regarding the transaction to existing business systems and processes.

   We believe that a majority of e-businesses lack the systems necessary to automate transaction processing functions, performing most of these functions manually. Without automation, personnel generally receive transaction information by printed copy or e-mail. This information must be entered manually into the credit card processing system and, once authorization is received, entered manually into existing business systems and processes, such as fulfillment and enterprise resource planning, or ERP, systems that coordinate the manufacturing, inventory management, shipping, accounting or related functions for the transaction. Further, if a merchant screens for fraud, it is often limited to human review of lists of stolen credit card numbers.

  Problems Created by Manual Processing

   Manual transaction processing impairs operational efficiency and customer service. Specific problems include:

  . Limited efficiency in growth. In order to process increasing volumes of transactions, e-businesses must hire additional staff, resulting in increased personnel costs and limited growth potential.

  . Customer dissatisfaction. Human errors can result in shipment errors and delays, resulting in customer dissatisfaction. According to an Andersen Consulting study, nine out of ten online shoppers experienced problems during the 1999 holiday season. Further, without automated systems, customers typically are unable to track the status of their orders.

  . Increased costs from fraudulent transactions. In e-commerce transactions, because the credit card is not present, the business is liable to its credit card processor for the full value of the transaction in the event of credit card fraud, even if the processor pre-authorized the transaction. In a manual process, it is difficult for personnel processing transactions to detect fraudulent credit card transactions on a real-time basis, leaving the e-business more susceptible to fraud related losses.

  . Expensive and time-consuming. Businesses must hire and train additional personnel to coordinate and perform transaction processes that could be automated. The lack of automation results in increased transaction processing time and costs.

  . Increased errors. Manual data entry can lead to transaction processing errors and impair the efficiency of existing information systems.

  The Need for Transaction Management

   We believe that e-businesses have principally focused on marketing and enhancing the customer shopping experience, but their emphasis is now expanding to include efficient e-commerce. The movement to efficient e-commerce can require sophisticated integration of storefronts and CRM applications with transaction processing and management of information into existing business systems and processes such as fulfillment and ERP systems that coordinate manufacturing, inventory management, accounting or related functions. Until recently, limited infrastructure has existed to help support e-businesses as they grow. Automated transaction management that delivers a comprehensive solution 24 hours a day, seven days a week, without costly and lengthy implementation, is critical to enhance efficiency and growth. A transaction management solution must be able to simultaneously process increasing transaction volumes and a variety of payment methods and currencies. E-businesses also need a solution that can provide enhanced fraud protection.

   Some businesses will find it more efficient and secure to handle transaction management functions internally and others will prefer to outsource these functions to CSPs. An ideal solution should address both enterprise and CSP business models.

OUR SOLUTION

   We provide e-commerce transaction management software and services that enable businesses to automate transaction and payment processing. Using an open architecture and industry standards, our e-commerce software integrates with leading online storefront and CRM applications and many existing business systems and processes, such as fulfillment and ERP systems that coordinate manufacturing, inventory management, accounting or related functions. In addition, our software interfaces with credit card processors. Our software has been specifically designed to meet the stringent performance and growth requirements of e-businesses. Our two principal e-commerce software products, Merchant Engine and Hosting Engine, include similar functionality, but each is designed to meet the needs of different customers. Merchant Engine supports single businesses. Hosting Engine enables CSPs to simultaneously support multiple businesses and allows large businesses to simultaneously support multiple divisions.

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

  We Offer a Comprehensive Transaction Management Solution

   Our software provides customers with a comprehensive transaction management solution, which includes:

  . Real-time transaction and payment processing;

  . Enhanced fraud analysis and protection;

  . Automated shipping and tax calculation;

  . Digital content downloading; and

  . Business reports and analysis.

   We also offer customization and implementation services, customer service and support, maintenance and application hosting services for our products.

  Our Solution Integrates with a Wide Range of Applications

   Our solution integrates with a wide range of leading e-commerce storefront and CRM applications and existing business systems and processes. Our software is designed to integrate with a variety of front-end software systems, including sophisticated software that enhances the online customer shopping experience, such as BroadVision and Vignette applications, and ready-to-use storefronts, including those offered by Mercantec and Microsoft. Our systems interface with credit card processors, such as Barclays, Chase Merchant Services, First Data Merchant Services, Global Payment Systems, NatWest, Nova, Paymentech and Vital, to automate credit card approval. Our software also integrates with existing business systems and processes such as fulfillment or ERP systems that coordinate manufacturing, inventory management, accounting or related functions. This integration minimizes human involvement, substantially increasing operational efficiency.

  We Provide a Solution for Growing Customers

   Our solution meets the growing transaction management needs of our customers. Our solution enables a business to reliably process multiple transactions simultaneously for maximum performance and scalability. Product scalability allows the customer to process increasing numbers of transactions. Our Hosting Engine allows our CSPs to host thousands of merchants and also supports several administrative functions, such as merchant reports for billing and the ability to readily activate and deactivate merchants. This scalability results in lower upgrade and maintenance costs for our customers and promotes operating efficiency by allowing customers of CSPs to continue using substantially the same systems if they decide to operate our software themselves, as their business grows rather than using an outsourced hosting service.

  We Can Implement Our Solution Quickly, Bringing Our Customers to Market
 Sooner

   Our solution is designed to quickly and cost-effectively integrate with many applications and business processes. Our ClearLink and Legacy APIs, or application programming interfaces, make it easier for e-businesses to interface with a variety of commercial and custom storefront packages and existing business systems with reduced implementation time. An API is a standard interface for integrating two different pieces of software. Our APIs enable customers to integrate their storefronts and existing business systems into our software without understanding our internet technology such as our database structure and security algorithms. In addition, our "QuickStart" program allows customers to set up and run our software out of our facilities and begin processing e-commerce transactions within days while their internal infrastructure is put in place. Once their internal infrastructure is installed, customers can quickly and easily migrate our transaction management solution to their facilities.

  Our Solution is Cost-Effective and Flexible

   Our solution is cost-effective and provides flexibility for our customers. For customers that license our software directly from us, we charge an initial software licensing fee, fees for integration, if required and annual maintenance fees. We also charge CSPs a fixed annual fee per merchant resulting in recurring revenue.

Our fixed pricing allows these high volume customers to capture economies of scale as they process an increasing number of transactions and provide services to an increasing number of businesses. We also provide hosting services for our products to e-businesses that prefer not to operate and maintain their own infrastructure. In addition, these businesses can easily and cost-effectively move our software in-house should they later choose to perform these functions internally.

OUR STRATEGY

   Our objective is to become the leading provider of e-commerce transaction management software and services. Key elements of our strategy include:

  Increase Direct Sales and Indirect Distribution Channels and Expand Internationally

   We plan to simultaneously expand our direct sales force and develop and solidify relationships with VARs, OEMs and CSPs that sell and implement our product. We plan to increase the number of direct sales representatives to more than 20 by the end of 2000 and expand our international direct sales force by expanding our office in the United Kingdom and establishing operations in other parts of Europe, Asia Pacific and South America. We believe that front-end solution providers, systems integrators, consulting firms, platform vendors and our CSP customers have a strong influence on their customers' software purchasing decisions. We believe a majority of our revenues in 1999 were influenced by the companies with which we have co-marketing and distribution agreements. We believe that many of the companies with which we have co-marketing or distribution agreements are seeking transaction management solutions that complement their existing product offerings. In order to expand the adoption of our software, we have executed co-marketing or distribution agreements with Art Technology Group, Breakaway Solutions, Breakthrough Software, BroadVision, Chase Merchant Services, Hewlett-Packard, Intel, Intershop, Mercantec, Microsoft, Sun Microsystems and Vignette. We plan to expand these relationships and create new relationships to increase our access to additional geographic markets and customers.

  Leverage and Enhance CSP Relationships

   We currently provide our software to leading CSPs and we intend to continue to leverage these relationships to increase the adoption of our solution. Through our CSP customers, we believe we will be able to efficiently access their large merchant bases. We believe that this is the most cost-effective method to reach many e-businesses and increase our recurring annual fees. Further, the effects of this distribution channel are multiplied because some of our CSP customers host other CSPs that also provide us with annual fees. For example, Cardservice International hosts msn.com's b-central and its merchants, each of which pays an annual fee.

  Enhance Business-to-Business Solutions

   Our software is currently used by companies to sell to other businesses. We intend to enhance our business-to-business features as companies move more of their purchasing and selling functions online. Suppliers will need transaction management infrastructure targeted at the needs of a corporate purchaser. We believe new business-to-business transaction processing methods will emerge. For example, corporate purchase cards, a new product offered by American Express, Visa and MasterCard, are a business-to-business variant of ordinary credit cards. Corporate purchase cards help businesses reduce the costs associated with their purchasing expenditures by reducing the need for expensive purchase orders. Information that can be useful in bookkeeping and cost-control activities such as line item details and SIC codes of items purchased and tax amounts are supplied on the monthly purchase card statements. Processing corporate purchase card transactions involves many of the same technologies and systems as ordinary credit card transactions in which we have extensive expertise. The next release of our software is expected to include corporate purchase card capabilities. In addition, we have provided a customer with e-check capabilities and are in the process of making that capability generally available for other customers. E-check capabilities allow customers to write electronic checks using bank routing numbers to debit funds from their checking account to pay for goods ordered online.

  Continue Our Technology Leadership

   We intend to invest a majority of our research and development spending on developing new and innovative products and features to increase the functionality, reliability, scalability and performance of our software. We are adding several new features to the current versions of our Merchant Engine and Hosting Engine that will provide increased support for business-to-business e-commerce, enhanced fraud protection and improved performance. We anticipate that future releases will contain these features. In addition, we are developing new products with features tailored to the local markets and credit card processor interfaces for major global markets.

  Expand Service Offerings

   We intend to continue to expand our service offerings to complement our existing and future products. By continuing to invest in our hosting infrastructure, we expect to improve and expand our hosting capabilities for our products. We believe that by improving our hosting infrastructure, we can expand our QuickStart services. We also intend to offer enhanced fraud protection services.

PRODUCTS AND SERVICES

                                [ARTWORK]

  A diagram with pictures of storefronts on the left side, joined with lines to a cylinder in the center, joined with a line to a picture of a bank on the right side.

  On the top left side of the diagram, a single picture of a storefront appears under the caption "Single Storefront." This storefront picture is joined by a line to the cylinder in the center. On the lower left side are pictures of 5 storefronts grouped together under the caption "Multiple Storefronts." This group is joined to the cylinder in the center with a line.

  In the center a cylinder appears underneath the caption "ClearCommerce Engine." Seven black rectangles overlap the Cylinder and overlap each other, and the rectangles are labeled as follows: "Payment, Fraud Protection, Reporting, Storefront APIs, Legacy APIs, Shipping/Tax and Digital Delivery."

  At the right appears a picture of a bank joined by a line to the cylinder in the center. Inside the bank picture below the bank appears the caption "Credit Card Processor."


  Products

   We have two principal software products, Merchant Engine and Hosting Engine. Merchant Engine is designed to automate transaction management for individual businesses. Hosting Engine performs the same function for multiple businesses or multiple divisions of a large business. In addition, Hosting Engine provides CSPs with administrative functions, such as the ability to readily activate and deactivate merchants and prepare consolidated merchant reports for billing and other purposes.

   Merchant Engine and Hosting Engine generally include the same modules and related functions, including:

   Payment Module. The payment module communicates with major credit card processors to authorize payment transactions enabling real-time payment authorization and processing. Online customers can receive rapid purchase confirmation reducing the risk that they will cancel a transaction. The payment module allows transaction information to be sent over the Internet, via a lease line, which is a dedicated long distance data connection, or dial-up connection to the card processor. It also allows multiple transactions to be processed simultaneously on a single server, reducing the time that the customer has to "wait in line" for a transaction to be processed.

   Although the vast majority of all domestic Internet purchases use credit cards, other payment methods are evolving, particularly in international locations. We currently interface with three credit card processors that can process payments in multiple currencies, and we are developing features to localize our software for major global markets. In addition, to support business-to-business transactions, we anticipate releasing corporate purchase card support modules in a future product release.

   FraudShield. We developed our FraudShield module to perform automatic checks that help reduce fraud. FraudShield enables our customers to automatically reject attempted fraudulent purchases based on their historical data. In addition, this module can perform address verification services, valid card number checks, duplicate order checks and guards against programs that generate numerically valid, yet fraudulent credit card numbers. We allow merchants to customize their fraud protection and fraud detection rules, based on their specific business conditions. In particular, our customers are able to block out specific Internet Protocol addresses and credit card numbers through a simple, Web-based interface.

   ClearLink APIs. Our ClearLink APIs, or application programming interfaces, allow our customers to integrate our solution with storefronts and CRM applications. Our ClearLink APIs interface with many of the popular commercial storefronts and CRM solutions, including those offered by Art Technology Group, Breakthrough Software, Broadvision, Intel/iCat, Intershop, Mercantec, Microsoft and Vignette. Our ClearLink APIs are written in C and Java, and run on Linux, Unix and Windows NT.

   Legacy API. Our Legacy API helps e-businesses integrate our software with a variety of existing business systems and processes with minimal disruption to business flow. Our Legacy API acts as an interface between our products and the existing business systems and processes, such as fulfillment and ERP systems that coordinate manufacturing, inventory management, accounting or related functions. Our Legacy API allows customers without specialized knowledge of database and encryption technology to quickly link our software to existing business systems.

   Security. Our solution uses secure sockets layer technology, or SSL, in conjunction with encryption technology to protect all transaction data. The connection between the storefront and CRM applications and our software is made via an encrypted SSL connection, using digital certificates to ensure authentication. This enables businesses to take full advantage of our software's secure payment environment by encrypting all credit card information, reducing the risk of fraud.

   Reporting Tools Module. The reporting tools module confirms shipment of goods, initiates the process to obtain payments and credits once goods have been shipped, adds and deletes entries in the customer's fraud database, tracks sales through customer storefronts and provides graphical reports that display transaction information. Because of the integrated components of our software, these reports can automatically reconcile orders passed through the storefront with those settled through the credit card processor.

   Shipping and Tax Calculator Modules. The shipping calculator module allows e-businesses to establish precise rules for how their customers will be charged to ship the products they have ordered and can calculate shipping charges based upon a flat amount per order or by levying a different charge for every state and freight carrier. These rules can be tailored to the requirements of multiple departments within an e-business. The tax calculator module allows real-time calculation of sales tax at both state and municipal levels.

   Digital Content Download Module. The digital content download module allows automatic electronic transmission and retrieval of digital goods, such as music, software, graphics, artwork and other content, immediately after purchase, making purchased digital goods available to customers as downloads from a unique internet address. This module can track the progress of the download to verify successful completion and, once complete, prevents additional downloads. This module also eliminates the need for proprietary software to download digital content because it works with ordinary Web browsers and standard Internet protocols.

   New Product Development. We intend to continue to devote substantial resources to the development of new and innovative products and features to increase the reliability, scalability and performance of our software. We are currently adding several new features to the current versions of Merchant Engine and Hosting Engine to enable our customers to provide increased support for business-to-business e-commerce transactions, enhanced fraud protection capabilities and improved overall performance and efficiency of our products. We anticipate that future releases will include the following features and enhancements:

  . A new architecture allowing for more rapid integration of third party applications, more rapid feature deployment and faster new payment-type implementations;

  . Support for corporate purchase cards;

  . Enhanced fraud protection to extend the current FraudShield functionality to allow merchants greater control over fraud detection;

  . Enhanced user interface designed to allow greater ease of configuring and administering our solution;

  . New open APIs designed to allow better integration of reports and existing business applications; and

  . Enhanced CSP administration functions.

  Services

   We offer hosting services for our solution and professional services for our customers.

   Hosting Services. We have provided hosting services since our inception. Currently, we leverage this experience to provide hosting services to e-businesses and CSPs through our "QuickStart" program that enables them to rapidly implement our products by allowing us to initially host their Merchant Engine or Hosting Engine while their transaction management infrastructure is put into place. This rapid implementation enables customers to begin selling their products and services over the Internet quickly, often within days. These customers can then quickly and easily migrate our products from our servers to their internal systems when their infrastructure is installed.

   Professional Services and Customer Support. Our professional services organization provides our customers with custom development services, standard product extensions and implementation and training related to our products. A typical engagement lasts 90 to 120 days and involves planning, configuration, testing and implementation. We often integrate these custom software solutions into new product releases based on customer demand. Also, our professional services organization often works closely with third-party systems integrators to train their consultants on the implementation of our solution.

   We believe that providing a high level of customer service and technical support is necessary to achieve rapid product implementation and customer satisfaction. Our customer support organization provides a broad range of customer service and technical support. We provide support for our products and services primarily from our corporate headquarters in Austin, Texas but plan to establish additional support and service sites in other markets as required.

CUSTOMERS

   Our products are targeted to two distinct categories of businesses, CSPs and e-businesses. The following is a list of customers that the Company believes to be representative of its customer base:

                                          E-BUSINESSES
    CSPS


                                          Adornis
    AllCharities.com                      Apple Computer Corporation
    AT&T Campuswide                       BuyitNow.com
    Booksense (ABA)                       Cabela's
    Brandwise                             Cooking.com
    Cardservices International            Corbis
    Chase Merchant Services               Electronic Arts
    Cobalt                                E-Stamp
    CSP Source                            Flooz.com
    EDS                                   Harrods
    E-quire                               hpshopping.com
    Inacom                                Jordan Formula One Racing
                                          Mary Kay Cosmetics
    Intel
    Interpath                             Onvia
    Kinzan                                Pets.com
    Orbit Commerce                        Pitney Bowes
    Planet Online                         TheStreet.com
    PNC Bank                              Sun Microsystems
    Pointserve                            Wizards of the Coast
    PSIGate
    ShopNow.com

   In addition, other e-businesses use our software through our CSP customers, including other CSPs such as Bigstep.com, Cincinnati Bell, EarthLink, e-Charge, Knight-Ridder, msn.com's b-central and Prodigy.

   A relatively small number of customers accounted for a significant portion of our total revenues in 1999. If this trend continues, the loss or delay of revenues from any of these individual customers could have a significant impact on our revenues. In 1998, sales to our largest customer, Cardservice International, accounted for 16% of our total revenues. In 1999, sales to our two largest customers, Cardservice International and Hewlett-Packard, accounted for 18% and 19% of our revenues, respectively.

SALES AND MARKETING

  Sales

   We sell our products primarily through a direct sales force and through relationships with storefronts and CRM application vendors, CSPs, platform vendors and system integrators.

   Direct Sales. We maintain a direct sales force that is primarily responsible for selling to CSPs and working with non-OEM customers. On December 31, 1999, members of our direct sales organization were located in five offices in North America and one office in the United Kingdom. The direct sales organization in North America is divided into three regions, east, central and west, and each region is staffed with a regional sales manager, a sales engineer and at least one sales representative.

   Strategic Relationships. A key element of our market penetration strategy is the formation and development of relationships with leading providers in various complementary areas. We believe that these relationships increase our market exposure and presence, generate qualified sales opportunities for our software and services and assist us in implementing our software. We have established co-marketing relationships with storefront and CRM vendors such as Mercantec, BroadVision and Vignette, systems integrators such as iXL and Hewlett-Packard, platform vendors such as Hewlett-Packard, Microsoft and Intel, and CSPs such as Orbit, Cardservice International, EDS and Chase Merchant Services to help us sell and implement our software. Our co-marketing agreements typically provide that co-marketers are entitled to distribute our sales literature, and, after actively engaging prospective customers and assisting us in securing customer license agreements, our co-marketers are entitled to receive fees equal to a percentage of the license fees we collect. Our co-marketing agreements are typically terminable by either party on 30 days written notice. Our Strategic Relationship and Software License Agreement with Hewlett Packard provides, in addition to establishing a co-selling program, that Hewlett Packard may be a reseller and OEM of our products. We believe these relationships are important because these providers often have the first point of contact with e-businesses and have a strong influence on their customers' software buying decisions. We are also establishing and expanding relationships with CSPs that provide our software and services.

  Marketing

   Our marketing organization provides product and market direction, and supports sales efforts through awareness and lead generation programs. Key marketing programs include:

  . Market analysis and product definition;

  . Product strategy updates with industry analysts;

  . Public relations activities and speaking engagements;

  . Direct mail and relationship marketing programs;

  . Brochures, data sheets and web site marketing;

  . Industry focused programs, such as CSP initiatives; and

  . Management of our domestic and international advisory boards.

                                [REVENUE CHART]
[Graphical depiction of the ClearCommerce revenue model. The diagram is a flow chart with arrows connecting oblong buttons labeled "CSP," "Merchant" and "M" and the ClearCommerce trademark. Also, at the bottom of the page are two buttons for license revenues and recurring merchant fees.]

   Because we believe that most businesses will outsource their e-business infrastructure, we have focused on penetrating leading CSPs. Through our CSP customers, we are able to efficiently access their large merchant bases. Further, the effects of this distribution channel are multiplied because some of our CSP customers host other CSPs that also provide us with annual fees. For example, Cardservice International hosts msn.com's b-central and its merchants, each of which pays an annual fee.

DEVELOPMENT AND TECHNOLOGY

   We devote a substantial portion of our resources to developing new products and product features, extending and improving our products and technology and researching new technological initiatives in the market for e-commerce transaction management products. Our development organization works closely with our marketing and services organizations to incorporate customer feedback and market requirements into our products and services.

   Our high performance server-based architecture is designed to be secure, scaleable and reliable. Our software currently operates on Sun and Hewlett-Packard versions of Unix and on Windows NT.

   Our software employs remote client-side APIs, called ClearLink APIs, which are used as the primary integration point into any application that requires access to our software. Our software transmits data via an encrypted SSL connection between third-party storefront and CRM applications. Digital certificates are used to enforce authentication and enhance fraud protection. All transaction types are done through our ClearLink APIs.

   Our Hosting Engine enables users to add, configure, change and delete merchant configurations. This is done through a secure browser-based application or through various utilities that are typically integrated with the customer's existing business systems and processes. In addition, our architecture enables CSPs providing hosting services to run one secure server while many, less-expensive ordinary Web servers carry the load of Web site traffic.

   As of December 31, 1999, we had 48 employees engaged in research and development activities. Our research and development expenditures for the years ended December 31, 1997, 1998 and 1999 were approximately $463,000, $2.7 million and $6.5 million, respectively. We expect that we will continue to commit significant resources to development of new products and enhancements in the future.

COMPETITION

   We compete in markets that are new, intensely competitive, highly fragmented and rapidly changing. We have experienced and expect to continue to experience increased competition from current and potential competitors, many of which have significantly greater financial, technical, marketing and other resources.

   Companies offering competitive products vary in scope and breadth of the products and services offered and include:

  . Transaction processing service providers, such as CyberSource, CyberCash, Verisign/Signio and WorldPay;

  . E-commerce software suppliers, such as Open Market and PaylinX;

  . Point solutions that address certain technology components of transaction processing, such as HNC Software; and

  . Vendors of supply chain management software.

   In the future, we may also compete with large Internet-focused companies that derive a significant portion of their revenues from e-commerce and that may offer, or provide a means for others to offer, e-commerce transaction management products and services.

   Many of our current and potential competitors have longer operating histories, substantially greater financial, technical, marketing and other resources, or greater name recognition than we do. These competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Competition could seriously impede our ability to sell additional products and services on terms favorable to us. Our current and potential competitors may develop and market new technologies that render our existing or future products and services obsolete, unmarketable or less competitive. Our current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with other e-commerce transaction service providers, thereby increasing the ability of their products and services to address the needs of our prospective customers. In addition, our current and potential competitors may establish or strengthen cooperative relationships with our current or future indirect sales channel partners, that would limit our ability to sell products and services through these channels. Competitive pressures could reduce our market share or require the reduction of the prices of our products and services, either of which could materially and adversely affect our business, results of operations or financial condition.

   We compete on the basis of several factors, including:

  . System reliability;

  . Product performance and scalability;

  . Breadth of service and product offering;

  . Ease of implementation;

  . Time to market;

  . Customer support; and

  . Price.

   We believe that we presently compete favorably with respect to each of these factors. However, the market for our products and services is still evolving, and we may not be able to compete successfully against current and potential competitors.

INTELLECTUAL PROPERTY

   We rely primarily on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary rights. As part of our confidentiality procedures, we enter into confidentiality and assignment agreements with our employees and other third parties. However, we believe that these measures afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and we are unable to determine the extent to which piracy of our software products exists. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States.

   We are not aware that we are infringing any proprietary rights of third parties. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our patents, copyrights, trademarks or trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Any litigation, with or without merit, could be costly and time consuming, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. Consequently, any intellectual property disputes could have a material adverse effect on our business, financial condition and operating results.

EMPLOYEES

   As of December 31, 1999, we had 129 full-time employees, 48 of whom were engaged in research and development, 38 in sales and marketing, 10 in professional services, 13 in customer services, and 20 in finance, administration and operations. Our future performance depends in significant part upon the continued service of our key technical, sales and senior management personnel. The loss of the services of one or more of our key employees could have a material adverse effect on our business. Our future success also depends on our ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we can retain our key personnel in the future. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

FACILITIES

   We lease approximately 29,000 square feet for our headquarters in a single office complex located in Austin, Texas. The lease expires in January 2002. We also lease space for sales offices in Atlanta, Georgia; Oconomowoc, Wisconsin; San Francisco, California and London, England. We believe our facilities are adequate for our current needs. We may need to locate additional space to meet our needs in the future.

LEGAL PROCEEDINGS

   As of the date hereof, there is no material litigation pending against us. From time to time, we are a party to litigation and claims incident to the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we believe the final outcome of such matters will not have a material adverse effect on our business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

   The following table sets forth certain information with respect to the executive officers and directors of our company and their ages as of December 31, 1999.

NAME                      AGE TITLE
----                      --- -----
James G. Treybig (2)....   59 Chairman of the Board of Directors
Robert J. Lynch.........   46 Chief Executive Officer, President and Director
Julie Fergerson.........   31 Chief Technology Officer
Michael S. Grajeda......   40 Chief Financial Officer, Secretary and Vice President
Joseph C. Aragona (2)...   43 Director
R.C. Estes..............   34 Director, Treasurer and Vice President, Strategy
Wendy L. Harrington
 (1)....................   34 Director
William H. McAleer (1)..   49 Director
Scott D. Sandell (1)....   35 Director
Stuart H. Fullerton.....   54 Vice President, Sales
Alan Scutt..............   46 Vice President, Europe
Michael R. Turner.......   46 Vice President, Marketing

---------------------
(1) Member of audit committee
(2) Member of compensation committee

   James G. Treybig has been Chairman of our board of directors since September 1997. Since 1996, Mr. Treybig has been a Venture Partner with Austin Ventures, a venture capital firm, and has served as a director or chairman of the board of several privately held companies. From 1974 through 1996, Mr. Treybig was the Chief Executive Officer of Tandem Computers. Mr. Treybig received a B.A. and B.S. in electrical engineering from Rice University in 1963 and 1964, respectively, and an M.B.A. from Stanford University in 1968.

   Robert J. Lynch has been one of our directors since November 1996 and has been our Chief Executive Officer and President since September 1997. From 1994 through 1996, Mr. Lynch was the Vice President of Sales of Netsolve Incorporated. From 1989 to 1994 he was an executive with Affiliated Computer Services, including President of ACS/Transfirst. Mr. Lynch received his B.S. in economics from St. Johns University in 1975 and a P.D. in administration from Fordham University in 1980.

   Julie Fergerson, one of our co-founders, was a director from June 1995 until August 1997. She has served as our Chief Technology Officer since September 1997. Ms. Fergerson was formerly a Project Manager and programmer with IBM from 1994 to 1995.

   Michael S. Grajeda has been our Chief Financial Officer, Secretary and Vice President since July 1998. From 1989 to 1998, Mr. Grajeda held several positions, including Accounting Manager, Chief Financial Officer, Chief Operating Manager and General Manager of Electronic Arts, or its subsidiary, Origin Systems. Mr. Grajeda received a B.S. in accounting from California State University, Hayward in 1982.

   Joseph C. Aragona has been one of our directors since September 1997. Mr. Aragona is a founder and General Partner of Austin Ventures, a venture capital firm, and has been a general partner of Austin Ventures since 1982. Mr. Aragona also serves on the board of directors of Pervasive Software and several privately held companies. Mr. Aragona received an A.B. in economics from Harvard College in 1978 and an M.B.A. from the Harvard Business School in 1982.

   R.C. Estes, one of our co-founders, has been one of our directors since inception, and is our Vice President, Strategy and our Treasurer. Mr. Estes was our Chief Executive Officer from September 1995 until September 1997. Mr. Estes received a B.A. in psychology with a minor in business administration from Southern Methodist University in 1990 and an M.B.A. from the University of Texas at Austin in 1995.

   Wendy Harrington has been one of our directors since February 2000. Ms. Harrington has been Vice President of Operations at Internet Capital Group, an Internet holding company engaged in business-to-business e-commerce, since June 1999. From 1995 to 1999, Ms. Harrington was a Senior Engagement Manager at McKinsey & Company, a consulting firm. Ms. Harrington is also a director of a private company. Ms. Harrington received a B.S. in business administration and management information systems from the University of Illinois at Urbana-Champaign in 1987 and an M.B.A. from Stanford Graduate School of Business in 1995.

   William H. McAleer has been one of our directors since January 1999. Mr. McAleer has been a Managing Director of Voyager Capital, a venture capital firm, since October 1996. From 1994 to 1996, Mr. McAleer was the President of e.liance Partners, a firm advising early stage technology companies.
Mr. McAleer is also a director of Apex and several private companies. Mr. McAleer received a B.S. degree from Cornell University in 1973 and an M.B.A. from Cornell University in 1975.

   Scott D. Sandell has been one of our directors since January 1999. Mr. Sandell is a partner of New Enterprise Associates, a venture capital firm, and has served in other capacities at such firm since January 1996. Prior to joining New Enterprise Associates, Mr. Sandell was the President of Yankee Pacific Company, a marketing and business strategy consulting firm from March 1994 to December 1995. He is also a member of the board of directors of Mission Critical Software, Inc. and several privately held companies. Mr. Sandell holds a B.S. degree in engineering sciences from Dartmouth College and an M.B.A. degree from the Stanford Graduate School of Business.

   Stuart H. Fullerton has been our Vice President, Sales since September 1997. From 1983 to 1997, Mr. Fullerton held a number of positions with Tandem Computers, Inc., including Director of Sales--U.S. Finance and Securities, from 1994 to 1997. Mr. Fullerton received a B.S. in mechanical engineering from Cornell University in 1973.

   Alan Scutt has been our Vice President, Europe since November 1998. From 1997 to 1998, Mr. Scutt was with FTP Software Ltd., where he served as Vice President for Northern Europe and Regional Manager of Central Europe. From 1996 to 1997, Mr. Scutt was a director of Tricom Communications, Ltd. From 1993 to 1996, Mr. Scutt was the United Kingdom Country Manager for Banyan Systems (UK) Ltd. Mr. Scutt received a business studies diploma from Worthing College in England.

   Michael R. Turner has been our Vice President, Marketing since June 1999. From 1995 to 1999, Mr. Turner was the Vice President of Marketing in charge of product strategy, promotion and pricing for NetSolve Incorporated. Mr. Turner received a B.S. in engineering from Case Western Reserve University in 1975, and an M.S. in business from Purdue University in 1978.

BOARD COMPOSITION

   Prior to the closing of this offering, our board of directors will be divided into three classes, as nearly equal in number as possible, with each director serving a three-year term and one class being elected at each year's annual meeting of stockholders. Mr. Aragona, Mr. Lynch and Mr. Treybig will be in the class of directors whose term expires at the 2000 annual meeting of stockholders. Mr. Estes and Ms. Harrington will be in the class of directors whose term expires at the 2001 annual meeting of the stockholders. Mr. McAleer and Mr. Sandell will be in the class of directors whose term expires at the 2002 annual meeting of stockholders.

   Our board of directors currently consists of seven members. At each annual meeting of stockholders, the successors to each class of directors will be elected to serve for three year terms from the time of election and qualification until the next annual meeting at which such director's class stands for election. Our bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors.

   Executive officers are elected by the board of directors on an annual basis and serve until their successors have been duly elected and qualified.

BOARD COMMITTEES

   We established a compensation committee in January 1999 and an audit committee in February 2000.

   Compensation Committee. The current members of our compensation committee are James G. Treybig and Joseph C. Aragona. The compensation committee of the board of directors determines the salaries and benefits for our employees, consultants, directors and other individuals compensated by our company. The compensation committee also administers our stock plans.

   Audit Committee. The current members of our audit committee are Wendy L. Harrington, William H. McAleer and Scott D. Sandell. Our audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   The board of directors established its compensation committee in January 1999. Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. During 1999, our compensation committee consisted of Mr. Lynch, Mr. Treybig and Mr. Aragona, but Mr. Lynch is no longer a member of our compensation committee. The entire board of directors approved all option grants during the time that Mr. Lynch was a member of the compensation committee. Mr. Treybig and Mr. Aragona are both "non-employee directors" under federal securities laws and "outside directors" under federal tax laws. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has an interlocking relationship existed. Each of Messrs. Aragona, Lynch and Treybig have engaged in certain transactions with our company. See "Related Party Transactions."

DIRECTOR COMPENSATION

   James G. Treybig received cash compensation of $60,000 in 1999 for his services as a director. Otherwise, we do not currently pay any cash compensation to directors for their service as members of the board of directors, although we reimburse them for certain expenses in connection with attendance at board and committee meetings. Under our 1997 Option/Stock Issuance Plan and 2000 Stock Plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors, and, after this offering is completed, all nonemployee directors will receive stock options as part of the automatic option grant program in effect under the 2000 Director Option Plan.

EXECUTIVE COMPENSATION

   The following table sets forth the compensation earned for services rendered in all capacities by our President and Chief Executive Officer and our four next most highly compensated executive officers who earned more than $100,000 for the year ended December 31, 1999. These executives are referred to as the named executive officers in this prospectus.

                           SUMMARY COMPENSATION TABLE

                              ANNUAL             LONG TERM
                           COMPENSATION     COMPENSATION AWARDS
                         ----------------- ---------------------
                                           RESTRICTED SECURITIES
        NAME AND                             STOCK    UNDERLYING    ALL OTHER
   PRINCIPAL POSITION     SALARY   BONUS    AWARD(1)   OPTIONS   COMPENSATION(2)
   ------------------    -------- -------- ---------- ---------- ---------------
Robert J. Lynch......... $169,375 $     --       --       --         $    --
 Chief Executive Officer

R.C. Estes..............  117,383       --       --       --              --
 Vice President,
 Strategy

Stuart H. Fullerton.....  134,583  115,323       --       --              --
 Vice President, Sales

Michael S. Grajeda......  144,458       --   30,000       --              --
 Chief Financial Officer

Alan Scutt..............  138,352   11,413       --       --          16,476
 Vice President, Europe

---------------------
(1) Restricted stock award represents 1999 option grants exercised prior to vesting. These shares are subject to repurchase by our company at the original exercise price if the individual leaves our company prior to vesting.
(2) Represents a car allowance of $1,373 per month.

STOCK OPTIONS

   The following table presents the stock option grants during the year ended December 31, 1999 under our 1997 Stock Option/Stock Issuance Plan to each of the persons listed in the Summary Compensation Table.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                     INDIVIDUAL GRANTS
                         ------------------------------------------
                                                                      POTENTIAL
                                                                     REALIZABLE
                                                                      VALUE AT
                                                                       ASSUMED
                                    PERCENT OF                      ANNUAL RATES
                                      TOTAL                           OF STOCK
                         NUMBER OF   OPTIONS                        APPRECIATION
                         SECURITIES GRANTED TO EXERCISE               FOR OPTION
                         UNDERLYING EMPLOYEES   OR BASE                TERM(3)
                          OPTIONS     DURING     PRICE   EXPIRATION -------------
NAME                     GRANTED(1) PERIOD(2)  ($/SHARE)    DATE      5%    10%
----                     ---------- ---------- --------- ---------- ------ ------
Robert J. Lynch.........       --       --%     $   --         --   $   -- $   --
 Chief Executive Officer

R.C. Estes..............       --       --          --         --       --     --
 Vice President,
 Strategy

Stuart H. Fullerton.....       --       --          --         --       --     --
 Vice President, Sales

Michael S. Grajeda......   30,000      2.5       0.492    3/25/09   24,042 38,284
 Chief Financial Officer

Alan Scutt..............       --       --          --         --       --     --
 Vice President, Europe

---------------------
(1) 25% of the shares subject to the option vest one year after the date of grant and the remaining 75% of the shares subject to the option vest monthly over the next three years. All options to employees are immediately exercisable.
(2) We granted options to purchase an aggregate of 1,194,154 shares during the fiscal year ended December 31, 1999 to employees and consultants.
(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices and are based on the exercise price of $0.492 per share.

AGGREGATE OPTION EXERCISES IN 1999 AND OPTION VALUES AT DECEMBER 31, 1999

   The following table presents the number of shares acquired and the value realized upon exercise of stock options during 1999 and the number of shares of common stock subject to "exercisable" and "unexercisable" stock options held as of December 31, 1999 by each of the persons listed in the Summary Compensation Table. Also presented are values of unexercised "in-the-money" options. Upon a change of control, the expiration of our repurchase right automatically accelerates by 12 months and accelerates fully if the surviving corporation does not assume all options under the 1997 Stock Plan or following an involuntary termination of an employee without cause within 18 months of such change of control.

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                                                        OPTIONS AT          IN-THE-MONEY OPTIONS AT
                           SHARES                    DECEMBER 31, 1999         DECEMBER 31, 1999
                         ACQUIRED ON    VALUE    ------------------------- -------------------------
          NAME           EXERCISE(1) REALIZED(2) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
          ----           ----------- ----------- ----------- ------------- ----------- -------------
Robert J. Lynch.........        --    $      --           --            --      $   --     $     --
 Chief Executive Officer

R. C. Estes.............        --           --           --            --          --            --
 Vice President,
 Strategy

Stuart H. Fullerton.....   259,000    1,803,417           --            --          --            --
 Vice President, Sales

Michael S. Grajeda......    70,000      487,410           --            --          --            --
 Chief Financial Officer    30,000      197,340           --            --          --            --

Alan Scutt..............    56,000      389,928           --            --          --            --
 Vice President, Europe

---------------------
(1) Shares acquired on exercise represents option grants exercised prior to vesting. These shares are subject to repurchase by our company at the original exercise price if the individual leaves our company prior to vesting. The repurchase right generally expires as to 25% of the shares on the first anniversary of the date of grant and the remainder expires ratably over a 36-month period thereafter.
(2) "Value realized" is calculated on the basis of the fair market value of the common stock on December 31, 1999 minus the exercise price. It does not necessarily indicate that the optionee sold such stock for such amount.

STOCK PLANS

 1997 Stock Option/Stock Issuance Plan

   Our 1997 Stock Option/Stock Issuance Plan, referred to as the 1997 Stock Plan, was adopted by our board of directors in December 1997, and our stockholders initially approved the plan in December 1997. Our 1997 Stock Plan provides for the grant of incentive stock options, which may provide for preferential tax treatment, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees and directors. As of April 14, 2000, we had reserved for future issuance 1,102,647 shares of our common stock under this plan and options to purchase 1,369,084 shares of common stock were outstanding. Following the closing of this offering, we will not grant any additional stock options under our 1997 Stock Plan although options granted under the 1997 Stock Plan will remain outstanding in accordance with their terms. Instead, we will grant options under our 2000 Stock Plan. Our 1997 Stock Plan, as amended, and our stock option agreements provide that the vesting of shares subject to options granted to employees shall accelerate by 12 months following a change in control and shall accelerate fully if the surviving corporation does not assume all options under the 1997 Stock Plan or following an involuntary termination of an employee without cause within 18 months of such change of control.

  2000 Stock Plan

   Our 2000 Stock Plan was adopted by our board of directors in February 2000, and we intend to submit the plan to our stockholders for approval. This plan provides for the grant of incentive stock options to our employees and nonstatutory stock options and stock purchase rights to our employees, directors and consultants. As of March 1, 2000, the lower of 1,000,000 shares or the number of shares of our common stock reserved under the 1997 Plan but not subject to grants immediately prior to the closing of our public offering were reserved for issuance under our 2000 Stock Plan. We have not yet issued any options under the 2000 Stock Plan. The number of shares reserved for issuance under our 2000 Stock Plan will increase annually on January 1st of each calendar year, starting January 2001, equal to the lesser of 5% of the outstanding shares of our common stock on the first day of the year, 2,500,000 shares or such lesser amount as our board of directors may determine.

   The compensation committee of our board administers our 2000 Stock Plan. The administrator has the power to determine the terms of the options or stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and the form of consideration payable upon exercise. The administrator determines the exercise price of options granted under our 2000 Stock Plan, but with respect to incentive stock options, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. Additionally, the term of an incentive stock option may not exceed ten years. The administrator determines the term of all other options.

   No optionee may be granted an option to purchase more than 1,000,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an additional option to purchase up to 1,000,000 shares of our common stock. After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability, the option will generally remain exercisable for 12 months following such termination. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

   The administrator determines the exercise price of stock purchase rights granted under our 2000 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason (including death or disability). The purchase price for shares we repurchase will generally be the original price paid by the purchaser. The administrator determines the rate at which our repurchase option will lapse. Our 2000 Stock Plan generally does not allow for the transfer of options or stock purchase rights, and only the optionee may exercise an option and stock purchase right during his or her lifetime.

   Our 2000 Stock Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute for each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted for, all outstanding options and stock purchase rights will terminate as of the closing of such merger or sale of assets. Our 2000 Stock Plan will automatically terminate in 2010, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the stock option plans provided such action does not adversely affect any option previously granted under our stock option plans.

  2000 Director Option Plan

   Our board of directors adopted our 2000 Director Option Plan, referred to as the Director Plan, in February 2000, and we plan to submit this plan to our stockholders for approval. Our Director Plan provides for the periodic grant of nonstatutory stock options to our non-employee directors. As of March 1, 2000, a total of 300,000 shares were reserved for issuance under our Director Plan, none of which was issued and outstanding as of March 1, 2000. All grants of options to our non-employee directors under our Director Plan are automatic. We will grant each non-employee director an option to purchase 20,000 shares upon the later of:

  . The effective date of our Director Plan, or

  . When such person first becomes a non-employee director (except for those directors who became non-employee directors by ceasing to be employee directors).

   All non-employee directors who have been directors for at least six months will receive an option to purchase 20,000 shares on the date the Director Plan is approved by our stockholders of each year. All options granted under our Director Plan have a term of ten years and an exercise price equal to fair market value on the date of grant. Each option becomes exercisable as to 25% of the shares subject to the option on each anniversary of the date of grant, provided the non-employee director remains a director on such dates. After termination as a non-employee director with us, an optionee must exercise an option at the time set forth in his or her option agreement. If termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will remain exercisable for a period of three months. However, an option may never be exercised later than the expiration of its term.

   A non-employee director may not transfer options granted under our Director Plan other than by will or the laws of descent and distribution. Only the non-employee director may exercise the option during his or her lifetime. In the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute each option. If such assumption or substitution occurs, the options will continue to be exercisable according to the same terms as before the merger or sale of assets. Following such assumption or substitution, if a non-employee director is terminated other than by voluntary resignation, the option will become fully exercisable and generally will remain exercisable for a period of three months. If the outstanding options are not assumed or substituted for, our board of directors will notify each non-employee director that he or she has the right to exercise the option as to all shares subject to the option for a period of 30 days following the date of the notice. The option will terminate upon the expiration of the 30-day period.

   Unless terminated sooner, our Director Plan will automatically terminate in 2010. Our board of directors has the authority to amend, alter, suspend, or discontinue our Director Plan, but no such action may adversely affect any grant made under our Director Plan.

 2000 Employee Stock Purchase Plan

   Concurrently with this offering, we intend to establish a 2000 Employee Stock Purchase Plan, referred to as our Purchase Plan. A total of 600,000 shares of our common stock will be made available for sale. In addition, our Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan on January 1st of each year, beginning in 2001, equal to the lesser of 5% of the outstanding shares of our common stock on the first day of the calendar year, 2,500,000 shares, or such other lesser amount as may be determined by our board of directors. Our compensation committee of our board administers our Purchase Plan. Our board of directors or its committee has full and exclusive authority to interpret the terms of our Purchase Plan and determine eligibility. All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under our Purchase Plan if such employee:

  . Immediately after the grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

  . Whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

   Our Purchase Plan is intended to qualify for preferential tax treatment and contains consecutive, overlapping 24-month offering periods. Each offering period includes four 6-month purchase periods. The offering periods generally start on the first trading day on or after February 15 and August 15 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before August 14, 2002.

   Our Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant's base straight time gross earnings and commissions but excludes all other compensation paid to our employees. A participant may purchase no more than 50,000 shares during any 6-month purchase period.

   Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each 6-month purchase period. The price is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or after a purchase period ends. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their payroll deductions to date. Participation ends automatically upon termination of his or her employment with us.

   A participant may not transfer rights granted under our Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the our Purchase Plan.

   In the event of our merger with or into another corporation or a sale of all or substantially all of our assets, a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

   Our Purchase Plan will terminate in 2010. However, our board of directors has the authority to amend or terminate our Purchase Plan, except that, subject to certain exceptions described in the plan, no such action may adversely affect any outstanding rights to purchase stock under our Purchase Plan.

401(K) PLAN

   In January 1999, we adopted a Retirement Savings and Investment Plan, our 401(k) Plan, covering our full-time employees located in the United States. Our 401(k) Plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to our 401(k) Plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from our 401(k) Plan. If our 401(k) Plan qualifies under Section 401(k) of the Internal Revenue Code, contributions by us, if any, will be deductible by us when made.

   Our 401(k) Plan allows employees to elect to reduce their current compensation by up to the statutorily prescribed annual limit of $10,500 in 2000 and to have the amount of such reduction contributed to our 401(k) Plan. Our 401(k) Plan permits, but does not require, additional matching contributions to our 401(k) Plan by us on behalf of all participants in our 401(k) Plan. To date, we have not made any contributions to our 401(k) Plan.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

   With the exception of Alan Scutt, we do not have any employment agreements with any of our executive officers. Our employment agreement with Mr. Scutt sets his current salary at (Pounds)90,000 ($145,350 assuming a conversion rate of $1.615 per pound) annually and permits Mr. Scutt's to participate in our bonus plan. His employment agreement also provides for other compensation of (Pounds)850 ($1,373) per month, reimbursement of expenses, 4 weeks of paid vacation, and an option to purchase 56,000 shares of our common stock. One month's written notice is required to make any significant changes to Mr. Scutt's employment agreement.

   Employment with our executives is generally at will. Our executives are eligible to participate in our bonus plan. Bonuses under our bonus plan are determined by a combination of our financial performance, the individual employee's negotiated target bonus and the employee's performance rating. Our executives receive stock options, subject to the approval of our board of directors or compensation committee, in connection with their employment.

   Our 1997 Stock Plan, as amended, and our stock option agreements provide that the vesting of shares subject to options granted to employees shall accelerate by 12 months following a change in control and shall accelerate fully if the surviving company does not assume all options outstanding under the 1997 Stock Plan or following an involuntary termination of an employee without cause within 18 months of such change of control.

   Our repurchase agreements with Julie Fergerson and R.C. Estes, and our stock subscription agreement with Robert J. Lynch, provide that the schedule releasing our right to repurchase their shares upon termination of employment shall accelerate by one year upon a change of control, and our repurchase right shall expire completely if such employee is involuntarily terminated without cause within 12 months of a change of control.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

   Our certificate of incorporation limits the liability of our directors and executive officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

  . Any breach of their duty of loyalty to the corporation or its stockholders;

  . Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . Unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . Any transaction from which the director derived an improper personal benefit.

   Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

   Our certificate of incorporation and bylaws provide that we must indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

   We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by any such persons in any action or proceeding, including any action by or in the right of our company, arising out of such persons' services as our directors or executive officers, any subsidiary of our company or any other company or enterprise to which such persons provide services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as our directors and executive officers.

                           RELATED PARTY TRANSACTIONS

   Other than the employment agreements described in "Management," and the transactions described below, since we were formed there has not been nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

  . In which the amount involved exceeded or will exceed $60,000; and

  . In which any director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

SALES OF COMMON STOCK AND PREFERRED STOCK

   Common Stock. On October 20, 1999, we sold 125,000 shares of common stock to Michael R. Turner at a price of $0.4920 per share upon exercise of an option to purchase these shares through our 1997 Stock Plan. Mr. Turner exercised this option under an early exercise provision in his Stock Option Agreement.

   Preferred Stock. In January and April 1999, we sold an aggregate of 4,706,196 shares of Series B Preferred Stock at a purchase price of $2.46 per share. In December 1999 and in January and February 2000, we sold an aggregate of 4,243,267 shares of Series C Preferred Stock at a purchase price of $7.07 per share. Of these shares, 8,355,851 shares were purchased by the executive officers, directors and holders of more than 5% of our outstanding stock listed in the following table. All of the share numbers in the following table reflect the conversion of each outstanding share of preferred stock into one share of common stock.

                                                             SHARES OF PREFERRED
                                                                    STOCK
                                                             -------------------
STOCKHOLDER                                                  SERIES B  SERIES C
-----------                                                  --------- ---------
Entities affiliated with Austin Ventures.................... 1,199,241 1,610,600
Internet Capital Group......................................   572,889   265,698
R.C. Estes..................................................    52,226    54,076
Julie Fergerson.............................................     6,071       543
Entities affiliated with Voyager Capital Fund...............   962,191   320,879
Entities affiliated with New Enterprise Associates..........   962,192   819,843
Robert J. Lynch.............................................     6,098    70,892
Michael S. Grajeda..........................................    20,325     1,667
James G. Treybig............................................    40,650    21,335
Entities affiliated with Intel..............................   813,008   271,128
Alan Scutt..................................................        --     1,414
Hewlett-Packard.............................................        --   282,885

   Joseph Aragona, one of our directors, is a general partner of Austin Ventures, and may be deemed to own beneficially the shares held by the entities associated with Austin Ventures. Wendy L. Harrington, one of our directors, is a vice president of Internet Capital Group and may be deemed to own beneficially the shares held by the entities associated with Internet Capital Group. William H. McAleer, one of our directors, is a managing director of Voyager Capital Fund and may be deemed to own beneficially the shares held by the entities associated with Voyager Capital Fund. Scott D. Sandell, one of our directors, is a partner of New Enterprise Associates and may be deemed to own beneficially the shares held by the entities associated with New Enterprise Associates. R.C. Estes is one of our founders and is currently our Vice President, Strategy. Julie Fergerson is one of our founders and is currently our Chief Technology Officer. Robert J. Lynch is our President, Chief Executive Officer and is a member of our board of directors. Michael S. Grajeda is our Chief Financial Officer and Secretary. James G. Treybig is our chairman of the board of directors. Alan Scutt is our Vice President, Europe.

   In connection with the issuances of the preferred stock described above, we entered into an investors' rights agreement with the holders of preferred stock, including those stockholders listed above, and with R.C. Estes, Julie Fergerson and Bill Fergerson. The terms of this investors' rights agreement grant certain registration rights that obligate us, under certain circumstances, to affect a registration under the Securities Act of shares of common stock. See "Description of Capital Stock--Registration Rights."

WARRANTS

   In November 1999, in connection with a bridge financing, we issued warrants to purchase shares of our Series C Preferred Stock to the following executive officers, directors and holders of more than 5% of our outstanding stock:

                                                                     NUMBER OF
                                                                       SHARES
                                                                     SUBJECT TO
      WARRANTHOLDER                                                   WARRANT
      -------------                                                  ----------
      Entities affiliated with Austin Ventures......................     59,723
      R.C. Estes....................................................      2,749
      Julie Fergerson...............................................        183
      Entities affiliated with Internet Capital Group...............     28,513
      Robert J. Lynch...............................................         54
      Entities affiliated with New Enterprise Associates............     17,217
      Entities affiliated with Voyager Capital Fund.................     17,216
      Entities affiliated with Intel................................     14,548

   The exercise price per share under these warrants is $7.07. These warrants have not been exercised. These warrants terminate on the earlier of the closing of this offering or November 29, 2004.

   In February 2000, we issued a warrant to Hewlett-Packard to purchase 555,183 shares of our common stock with an exercise price per share of $7.07.

   In March 2000, we issued a warrant to Hewlett-Packard to purchase 125,000 shares of our common stock with an exercise price per share of $5.00.

LOANS FROM DIRECTORS, OFFICERS AND 5% STOCKHOLDERS

   On September 27, 1999, we entered into a loan and warrant agreement which was amended on November 29, 1999, providing for the issuance of revolving short-term notes to the following executive officers, directors and holders of more than 5% of our outstanding stock:

                                                                     AMOUNT OF
      NOTEHOLDER                                                       LOANS
      ----------                                                     ----------
      Entities affiliated with Austin Ventures...................... $1,688,992
      R.C. Estes....................................................     77,767
      Entities affiliated with Internet Capital Group...............    806,366
      Entities affiliated with New Enterprise Associates............    486,916
      Entities affiliated with Voyager Capital Fund.................    486,916
      Entities affiliated with Intel................................    411,422

   The outstanding principal of and all accrued and unpaid interest on all of these short-term notes were converted into shares of our Series C Preferred Stock on December 31, 1999.

CUSTOMER CONTRACTS

   We have several agreements with Hewlett-Packard, including a strategic relationship agreement, software licenses and hardware purchase and lease agreements. As of March 7, 2000, we issued Hewlett-Packard warrants to purchase a total of 680,183 shares of our common stock.

   One of our stockholders, Intel, is also one of our customers. In September 1998, we entered into a contract with iCat to become one of our CSPs. Intel subsequently acquired iCat, and has become one of our CSPs. We have also executed a professional services agreement with Intel Online Services, Inc. to provide product enhancements.

   On March 6, 2000, we entered into a stock purchase agreement with Cardservice International, one of our CSP customers, to purchase that number of shares of our common stock equal to the lower of 10% of the number of shares sold in this offering (excluding the underwriters' over-allotment option) or the number of shares purchasable for an aggregate of $6 million at the per share price at which common stock is sold to the public in this offering. Cardservice International will purchase these shares in a private placement on the date of the closing of this offering.

   All future transactions, including any loans from our company to our officers, directors, principal stockholders or affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to our company than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of April 14, 2000 and as adjusted to reflect the sale of common stock offered hereby by:

  . Each stockholder known by us to own beneficially more than 5% of the common stock;

  . Each of the named executive officers;

  . Each director of our company; and

  . All directors and executive officers as a group.

   The percentage of ownership in the following table is based on 16,348,867 shares of common stock outstanding on April 14, 2000, assuming conversion of all outstanding preferred stock and payment in common stock of all accrued and
unpaid dividends thereon and              shares of common stock outstanding
after completion of the offering. This table assumes no exercise of the underwriters' over-allotment option and assumes conversion of all outstanding shares of preferred stock. If the over-allotment option is exercised in full,
we will sell an aggregate of      shares of common stock.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after April 14, 2000 are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Unless otherwise indicated in the footnotes below, to our knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                                PERCENTAGE OF
                                                                COMMON STOCK
                                                                 OUTSTANDING
                                                              -----------------
                                            NUMBER OF SHARES   BEFORE   AFTER
BENEFICIAL OWNER(1)                        BENEFICIALLY OWNED OFFERING OFFERING
-------------------                        ------------------ -------- --------
Entities affiliated with Austin Ventures
 (2).....................................      5,066,312        30.6%        %
 114 W. 7th St., Suite 300
 Austin, Texas 78701

Entities affiliated with Internet Capital
 Group (3)...............................      1,910,735        11.6
 44 Montgomery Street, Suite 3705
 San Francisco, CA 94104

R.C. Estes (4)...........................      1,362,736         8.3

Julie Fergerson (5)......................        871,204         5.3

Entities affiliated with Voyager Capital
 Fund (6)................................      1,317,603         8.1
 800 Fifth Avenue, Suite 4100
 Seattle, WA 98104

Robert J. Lynch (7)......................        772,810         4.7

Michael S. Grajeda (8)...................        149,275           *        *

James G. Treybig (9).....................        259,274         1.6
 10915 Bee Caves Road
 Austin, Texas 78733

Entities affiliated with Intel (10)......      1,113,316         6.8
 2200 Mission College Blvd.
 Santa Clara, CA 95052

Entities affiliated with New Enterprise
 Associates (11).........................      1,821,332        11.1
 2490 Sand Hill Road
 Menlo Park, CA 94025

                                               NUMBER OF        PERCENTAGE OF
                                                 SHARES         COMMON STOCK
                                           BENEFICIALLY OWNED    OUTSTANDING
                                           ------------------ -----------------
                                                               BEFORE   AFTER
BENEFICIAL OWNER(1)                              NUMBER       OFFERING OFFERING
-------------------                              ------       -------- --------
Alan Scutt (12)..........................         101,427          *          *

Hewlett-Packard (13).....................         965,768        5.7
 3000 Hanover Street
 Palo Alto, CA 94304

Joseph C. Aragona (14)...................       5,066,312       30.6

Wendy L. Harrington (15).................       1,910,735       11.6

William H. McAleer (16)..................       1,317,603        8.1

Scott D. Sandell (17)....................       1,821,332       11.1

Stuart H. Fullerton (18).................         301,000        1.8

All executive officers and directors as a
 group...................................      13,933,739       82.8

---------------------
  * Less than 1% of the outstanding shares of common stock.
 (1) Except as otherwise noted below, the address of each person listed on the table is 11500 Metric Blvd., Suite 300, Austin, Texas 78758.

 (2) Includes 168,591 shares held by Austin Ventures V Affiliates Fund, L.P., 3,368,615 shares held by Austin Ventures V, L.P. and 1,406,510 shares held by Austin Ventures VII, L.P. Also includes warrants to purchase 6,916 shares of preferred stock and dividends thereon held by Austin Ventures V Affiliates Fund and warrants to purchase 137,541 shares of preferred stock and dividends thereon held by Austin Ventures V, L.P., which warrants are exercisable within 60 days.

 (3) Includes 1,839,699 shares and includes warrants to purchase 68,947 shares of preferred stock and dividends thereon exercisable within 60 days.

 (4) Includes warrants to purchase 5,172 shares of preferred stock and dividends thereon, which warrants are exercisable within 60 days. Also includes shares that are subject to our right of repurchase at the original purchase price upon termination of Mr. Estes' employment. Our repurchase right generally expires ratably on a monthly basis over a 42-month period which began in September 1997.

 (5) Includes warrants to purchase 524 shares of preferred stock and dividends thereon, which warrants are exercisable within 60 days, 130,000 shares held by The Fergerson Trust of 2000, 4,000 shares held by the Kenneth D. Simone Trust of 2000, 4,000 shares held by the Debra D. Fergerson Trust of 2000 and 200,123 shares held by Ms. Fergerson's husband, William Fergerson. Also includes shares that are subject to our right of repurchase at the original purchase price upon termination of Ms. or Mr. Fergerson's employment. Our repurchase rights generally expire ratably on a monthly basis over a 42-month period that began in September 1997.

 (6) Includes 1,231,113 shares held by Voyager Capital Fund I, L.P., 66,845 shares held by Voyager Capital Founders Fund, L.P. and warrants to purchase 16,486 shares of preferred stock and dividends thereon held by Voyager Capital Fund I, L.P. and warrants to purchase 894 shares of preferred stock and dividends thereon held by Voyager Capital Founders Fund, L.P., which warrants are exercisable within 60 days.

 (7) Includes 127,000 shares held by the Cynthia M. Lynch 1999 Exempt Trust, 127,000 shares held by the Robert J. Lynch 1999 Exempt Trust, an option to purchase 105,600 shares of common stock and a warrant to purchase 55 shares of preferred stock and dividends thereon, which warrant and option are exercisable within 60 days. Also includes shares that are subject to our right of repurchase at the original purchase price in the event of the termination of Mr. Lynch's employment. Our repurchase rights generally expire ratably over a 42-month period that began in September 1997.
 (8) Includes an option to purchase 27,000 shares of common stock that is exercisable within 60 days. Mr. Grajeda's shares are subject to our right of repurchase upon the termination of his employment. Our repurchase right generally expires over a four-year period, with our repurchase right expiring with respect to 25% of the shares one year after the vesting commencement date and the remainder expiring ratably on a monthly basis over the remaining 36-month period, which vesting periods began in July 1998 and March 1999.

(9) Includes 237,140 shares individually owned by Mr. Treybig, and 21,335 shares held by the Treybig CC Family Trust Limited. Also includes shares that are subject to our right of repurchase at the original purchase price upon termination of Mr. Treybig's service as a director. Our repurchase right generally expires over a four-year period, with our repurchase right expiring with respect to 50% of the shares 18 months after the vesting commencement date and the remainder, expiring ratably over the 30 months thereafter. The vesting period began in September 1997.

(10) Includes 59,161 shares held by Middlefield Ventures, Inc., an affiliate of Intel, and a warrant to purchase 14,687 shares of preferred stock and dividends thereon held by Middlefield Ventures, Inc., which warrant is exercisable within 60 days.

(11) Includes 1,781,424 shares held by New Enterprise Associates VIII, L.P., 16,479 shares held by NEA Presidents Fund, L.P., 2,059 shares held by NEA Ventures 1999, L.P. and a warrant to purchase 17,381 shares of preferred stock and dividends thereon held by New Enterprise Associates VIII, L.P., which warrant is exercisable within 60 days.
(12) Includes an option to purchase 44,000 shares of common stock. Also includes shares that are subject to our right to repurchase the shares upon the termination of Mr. Scutt's employment. Our repurchase right generally expires over a four-year period, with our repurchase right expiring with respect to 25% of the shares are year after the vesting commencement date and the remainder expiring ratably on a monthly basis over the remaining 36-month period, which vesting period began in November 1998 and February 2000.
(13) Includes warrants to purchase 680,183 shares, which warrants are exercisable within 60 days.

(14) Includes 168,591 shares held by Austin Ventures V Affiliates Fund, L.P., 3,368,615 shares held by Austin Ventures V, L.P., 1,406,510 shares held by Austin Ventures VII, L.P., warrants to purchase 6,916 shares of preferred stock and dividends thereon held by Austin Ventures V Affiliates Fund and warrants to purchase 137,541 shares of preferred stock and dividends thereon held by Austin Ventures V, L.P., which warrants are exercisable within 60 days. Mr. Aragona is a general partner of AV Partners V, L.P, the general partner of Austin Ventures V Affiliates Fund, L.P. and Austin Ventures V, L.P. and a general partner of AV Partners VII, L.P., the general partner of Austin Ventures VII, L.P. Mr. Aragona disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in those shares.

(15) Includes 1,839,669 shares and warrants to purchase 68,947 shares of preferred stock and dividends thereon, which warrants are exercisable within 60 days, owned by entities associated with Internet Capital Group of which Ms. Harrington may be deemed to be the beneficial owner. Ms. Harrington disclaims beneficial ownership of these shares except to the extent of her pecuniary interest.

(16) Includes 1,231,113 shares held by Voyager Capital Fund I, L.P., 66,845 shares held by Voyager Capital Founders Fund, L.P., warrants to purchase 16,486 shares of preferred stock and dividends thereon held by Voyager Capital Fund I, L.P. and warrants to purchase 894 shares of preferred stock and dividends thereon held by Voyager Capital Founders Fund, L.P., which warrants are exercisable within 60 days, of which Mr. McAleer maybe deemed to be the beneficial owner. Mr. McAleer is a managing partner of Voyager Capital Management, LLC, the general partner of Voyager Capital Fund I, L.P. and Voyager Capital Founders Fund, L.P. Mr. McAleer disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest.

(17) Includes 1,781,424 shares held by New Enterprise Associates VIII, L.P., 16,479 shares held by New Enterprise Associates President's Fund, L.P., 2,059 shares held by New Enterprise Ventures 1999, L.P. and a warrant to purchase 17,381 shares of preferred stock and dividends thereon held by New Enterprise Associates VIII, L.P., which warrant is exercisable within 60 days, of which Mr. Sandell may be deemed to be the beneficial owner. Mr. Sandell is a general partner of each of New Enterprise Associates VIII, L.P., New Enterprise Associates President's Fund, L.P. and New Enterprise Associates Ventures 1999, L.P. Mr. Sandell disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.
(18) Includes an option to purchase 42,000 shares of common stock that is exercisable within 60 days. Mr. Fullerton's shares are subject to our right of repurchase at the original purchase price upon termination of his employment. Our repurchase right generally expires over a four-year period, with our repurchase right expiring with respect to 25% of the shares one year after the vesting commencement date and the remainder expiring ratably on a monthly basis over the remaining 36-month period, which periods began in September 1997 and February 2000.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

   Upon the closing of this offering, we will be authorized to issue 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

   As of April 14, 2000, there were 16,288,190 shares of common stock outstanding that were held of record by approximately 134 stockholders, assuming the conversion of all outstanding shares of preferred stock and payment in common stock of all accrued and unpaid dividends the preferred stock as of December 31, 1999. In addition, as of April 14, 2000, there were 1,369,084 shares of common stock subject to outstanding options. When this
offering is completed, there will be            shares of common stock
outstanding, assuming no exercise of the underwriters' over-allotment option or additional exercise of outstanding options.

   The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon the closing of this offering will be fully paid and nonassessable.

PREFERRED STOCK

   As of April 14, 2000, we had three series of preferred stock: Series A, Series B and Series C preferred stock. Each series of preferred stock has the rights, preferences and privileges described in our current certificate of incorporation, which is included as an exhibit to the registration statement of which this prospectus forms a part. As of April 14, 2000, the number of outstanding shares for each series of our preferred stock was:

  . 3,147,830 shares of Series A preferred stock;

  . 4,706,196 shares of Series B preferred stock; and

  . 4,243,267 shares of Series C preferred stock.

   Upon the closing of this offering, all outstanding shares of our preferred stock and accrued dividends thereon as of December 31, 1999 will be converted into 12,176,313 shares of common stock. Dividends accrued prior to the
completion of this offering will be converted into    shares of common stock.
Thereafter, our board of directors will have the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our company without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

WARRANTS

   As of April 14, 2000, we had outstanding warrants to purchase:

  . 700,483 shares of common stock;

  . 130,228 shares of Series B preferred stock; and

  . 155,447 shares of Series C preferred stock.

   One warrant to purchase 555,183 shares of common stock will expire five trading days after the completion of this offering, unless earlier exercised. A warrant to purchase 125,000 shares of common stock will expire on March 1, 2004, unless earlier exercised. The warrants to purchase 130,228 shares of Series B preferred stock expire upon the completion of this offering, unless earlier exercised. Of the warrants to purchase shares of Series C preferred stock, warrants to purchase 141,303 shares of Series C preferred stock will expire upon completion of this offering, unless earlier exercised. The remaining warrant to purchase 14,144 shares of Series C preferred stock will remain outstanding after the completion of this offering and will become exercisable to purchase an aggregate of 14,279 shares of common stock. This warrant will expire on February 28, 2004, unless earlier exercised.

REGISTRATION RIGHTS

   The holders of the 12,388,623 shares of common stock assuming conversion of all outstanding preferred stock and payment in common stock of accrued and unpaid dividends on preferred stock, or the registrable securities, or their permitted transferees are entitled to have their shares registered by us under the Securities Act of 1933, as amended, under the terms of an agreement between us and the holders of these registrable securities. These registration rights include the following:

  . The holders of at least a majority of the then outstanding registrable securities may require, on two occasions beginning 180 days after the date of this prospectus, that we register their shares for public resale. However, we are obligated to register these shares only if the holders of a majority of these shares request registration and only if such registration covers at least a majority of the registrable securities.

  . The holders of at least 25% of the then outstanding registrable securities, the holder of a warrant to purchase 555,183 shares of common
    stock and one of our customers who has the right to purchase    shares of
    common stock may require not more than two times in every twelve-month period that we register their shares for public resale on Form S-3 or similar short-form registration, assuming that we are eligible to use Form S-3 or similar short-form registration. However, the value of the securities to be registered must be at least $500,000.

  . If we register any of our shares of common stock in connection with a public offering, the holders of registrable securities, the holder of a warrant to purchase 555,183 shares of common stock and one of our
    customers who has the right to purchase      shares of common stock are
    entitled to include their shares of common stock in the registration. However we may reduce the number of shares that these holders request to be registered in view of market conditions.

   We will bear all registration expenses in connection with any registration (other than underwriting discounts and commissions). All registration rights terminate on the date that is five years following the closing of this offering, or, with respect to any holder of registrable securities with less than 1% of the then outstanding shares of capital stock, at the time that such holder is entitled to sell all of its shares during any three-month period under rule 144 of the Securities Act.

PRIVATE PLACEMENT

   On March 6, 2000, we entered into a stock purchase agreement with Cardservice International, one of our CSP customers, to purchase that number of shares of our common stock equal to the lower of 10% of the number of shares sold in this offering (excluding the underwriters' over-allotment option) or the number of shares purchasable for an aggregate of $6 million at the per share price at which common stock is sold to the public in this offering. Cardservice International will purchase these shares in a private placement on the date of the closing of this offering.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

   Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult our acquisition by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

  Delaware Anti-Takeover Law

   We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions):

  . The board of directors approves the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained to that status;

  . When the stockholder became an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

  . On or subsequent to the date the business combination is approved by the board of directors, the business combination is authorized at an annual or special meeting of stockholders.

   Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

  Certain Provisions of Our Certificate of Incorporation and Bylaws

   Upon the closing of this offering, our certificate of incorporation will divide the board of directors into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the board will be elected each year. See "Management." Our having a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. A classified board could also have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions.

   Our certificate of incorporation will provide that directors may be removed:

  . With cause, by the affirmative vote of the holders of at least a majority of the voting power of all of the outstanding shares of voting stock or

  . Without cause, by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock.

   Our bylaws establish an advance notice procedure for stockholder proposals to be brought before our annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

   Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. Our bylaws authorize a majority of the board of directors, the chairman of the board or the chief executive officer to call a special meeting of stockholders. The elimination of the right of stockholders to call a special meeting means that a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to such time as a majority of the board of directors believed such consideration to be appropriate or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board could be delayed until the next annual meeting.

   Our certificate of incorporation will provide for the elimination of actions by written consent of stockholders upon the closing of this offering. Under Delaware law, stockholders may execute an action by written consent in lieu of a stockholder meeting. Delaware law permits a corporation to eliminate such actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since certain actions by written consent are not subject to the minimum notice requirement of a stockholder's meeting. The elimination of stockholders' written consents, however, deters hostile takeover attempts. Without the availability of stockholder's actions by written consent, a holder or group of holders controlling a majority in interest of our capital stock would not be able to amend our bylaws or remove directors using a stockholder's written consent. Any such holder or group of holders would have to obtain the consent of a majority of the board of directors, the chairman of the board or the chief executive officer to call a stockholders' meeting and wait until the applicable notice periods expire prior to taking any such action.

TRANSFER AGENT AND REGISTRAR

   The transfer agent and registrar for our common stock is Equiserve LP, Boston Equiserve Division. Equiserve LP is located at 150 Royall Street, Canton, Massachusetts 02021, and its telephone number is (781) 575-2000.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of such sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

   Upon completion of this offering, we will have outstanding shares of common stock, based upon shares outstanding as of December 31, 1999, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after December 31, 1999. Of these shares, sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates" of our company as that term is defined in Rule 144 under the Securities Act.

   Upon completion of this offering,       shares of common stock held by
existing stockholders are "Restricted Securities" as that term is defined in Rule 144 under the Securities Act. We issued and sold the Restricted Securities in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted Securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration, such as Rule 144 or 701 under the Securities Act, which are summarized below.

   Our officers, directors, employees and certain stockholders, who
collectively held as of March 7, 2000 an aggregate of            Restricted
Securities, and the underwriters entered into lock-up agreements in connection with this offering. These lock-up agreements provide that, with certain limited exceptions, our officers, directors, employees, selling stockholders and such other stockholders have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of our company for a period of 180 days after the effective date of this offering. Credit Suisse First Boston Corporation may, in its sole discretion and at any time without prior notice, release all or any portion of the shares subject to these lock-up agreements. We have also entered into an agreement with Credit Suisse First Boston Corporation that we will not offer, sell or otherwise dispose of our common stock until 180 days after the effective date of this offering.

   Taking into account the lock-up agreements, the number of shares that will be available for sale in the public market under the provisions of Rules 144, 144(k) and 701 will be as follows:

                                                                        NUMBER
                                                                          OF
      DATE OF AVAILABILITY FOR SALE                                     SHARES
      -----------------------------                                     ------
      At various times between December 31, 1999 and the date 180 days after the effective date of this offering.......................
      At various times thereafter upon the expiration of applicable holding periods.................................................

   Following the expiration of the lock-up period, certain shares issued upon exercise of options granted by us prior to the completion of this offering will also be available for sale in the public market under Rule 701 under the Securities Act.

   Rule 701 permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . one percent of the number of shares of common stock then outstanding
    (approximately            shares immediately after this offering) or

  . the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale.

   Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about our company. Under Rule 144(k), a person who is not deemed to have been an affiliate of our company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

   We intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under the stock plans and subject to outstanding options under the 1997 Stock Plan. See "Management-- Stock Plans." Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Shares of common stock issued upon exercise of options under the Form S-8 will be available for sale in the public market, subject to Rule 144 volume limitations applicable to affiliates and subject to the contractual restrictions described above. At March 7, 2000, options to purchase 1,271,931 shares of common stock were outstanding, all of which options were then exercisable. Beginning 180 days after the effective date of this offering,
approximately            shares issuable upon the exercise of vested stock
options will become eligible for sale in the public market, if such options are exercised.

   Following this offering, the holders of an aggregate of approximately shares of outstanding common stock and common stock issuable upon conversion of outstanding warrants will have the right to require us to register their shares for sale upon meeting certain requirements. See "Description of Capital Stock-- Registration Rights."

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated    2000, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, Chase Securities Inc. and SG Cowen Securities Corporation are acting as representatives, the following respective numbers of shares of common stock:

                                                                          Number
                                                                            of
        Underwriter                                                       Shares
        -----------                                                       ------
   Credit Suisse First Boston Corporation................................
   Chase Securities Inc..................................................
   SG Cowen Securities Corporation.......................................
                                                                           ----
     Total...............................................................
                                                                           ====

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to          additional shares from us at the initial public
offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $      per share. The
underwriters and selling group members may allow a discount of $      per share
on sales to other brokers/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives. As used in this section,

  . Underwriters are securities broker/dealers that are parties to the underwriting agreement and will have a contractual commitment to purchase shares of our common stock from us, and the representatives are the three firms acting on behalf of the underwriters.

  . Broker/dealers are firms registered under applicable securities laws to sell securities to the public.

   The following table summarizes the compensation and estimated expenses we will pay.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-allotment Over-allotment Over-allotment Over-allotment
                          -------------- -------------- -------------- --------------
Underwriting Discounts
 and
Commissions paid by us..       $              $              $              $
Expenses payable by us..       $              $              $              $

   In addition, Credit Suisse First Boston Corporation will receive an aggregate fee from us equal to 3% of gross proceeds from the common stock sold to Cardservice International in a private placement which is scheduled to close on the date of the closing of this offering.

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We have agreed that we will not offer, sell, contract to sell, announce an intention to sell, pledge or directly or indirectly dispose of, or file with the Commission a registration statement under the Securities Act relating to, any additional shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus. These restrictions do not prohibit us from issuing employee stock options and common stock issuable upon exercise of employee stock options outstanding on the date of this prospectus, or filing a registration statement on Form S-8 covering all shares of common stock reserved for issuance under our compensation plans.

   Our officers, directors and substantially all of our stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   The underwriters have reserved for sale, at the initial public offering
price, up to             shares of the common stock for our customers, business
partners and other parties, including friends and family of key employees of our company. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase directed shares. Any directed shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

   We have applied to have our common stock approved for listing on The Nasdaq National Market under the symbol "CLCM."

   Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include:

  . The information included in this prospectus and otherwise available to the underwriters;

  . The history and the prospects for the industry in which we will compete;

  . The ability of our management;

  . The prospects for our future earnings;

  . The present state of our development and our current financial condition;

  . The general condition of the securities markets at the time of this offering; and

  . The recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids under Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified number.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise, and, if commenced, may be discontinued at any time. The compensation we will pay to the underwriters will consist solely of the underwriting discount, which is equal to the public offering price per share of common stock less the amount the underwriters pay to us per share of common stock. The underwriting fee will be determined based on our negotiations with the underwriters at the time the initial public offering price of our common stock is determined.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that:

  . Such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws;

  . Where required by law, that such purchaser is purchasing as principal and not as agent; and

  .  Such purchaser has reviewed the text above under "Resale Restrictions."

RIGHTS OF ACTION (ONTARIO PURCHASERS)

   The securities being offered are those of a foreign issuer, and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser in this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for our company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas. Certain legal matters will be passed upon for the underwriters by Gray Cary Ware & Freidenrich LLP, Austin, Texas. Upon the completion of this offering, WS Investments, an investment partnership composed of some current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as certain individual attorneys of this firm, will beneficially own 3,536 shares of our common stock.

                                    EXPERTS

   The consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, some items of which are contained in exhibits to the Registration Statement, as permitted by the rules and regulations of the Commission. For further information with respect to our company and the common stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement, including exhibits thereto and the financial statements and notes filed as a part thereof, as well as reports and other information filed with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part thereof may be obtained from the Commission upon payment of fees prescribed by the Commission. These reports and other information may also be inspected without charge at a Web site maintained by the Commission. The address of the site is http://www.sec.gov.

   Prior to this offering, we have not been required to file reports under the Securities Exchange Act of 1934. Following consummation of the offering, we will be required to file reports and other information with the Commission under the exchange act. You are invited to read and copy any reports, statements or other information that we file with the Commission.

   We intend to provide to our stockholders proxy statements and annual reports prepared in accordance with applicable law. Our annual reports will contain audited consolidated financial statements following the end of each fiscal year, and we will make available quarterly reports containing unaudited summary consolidated financial information for each of the first three fiscal quarters of each fiscal year.

                           CLEARCOMMERCE CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants........................................... F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statements of Changes in Common Stockholders' Deficit.......... F-5
Consolidated Statements of Cash Flows....................................... F-6
Notes to Consolidated Financial Statements.................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ClearCommerce Corporation

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in common stockholders' deficit and cash flows present fairly, in all material respects, the financial position of ClearCommerce Corporation and its subsidiary (the "Company") at December 31, 1998 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP
Austin, Texas
February 25, 2000, except as to Note 15 which is as of March 6, 2000

                           CLEARCOMMERCE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                    PRO FORMA
                                                                  STOCKHOLDERS'
                                                  DECEMBER 31,       EQUITY
                                                 ---------------  DECEMBER 31,
                                                  1998    1999        1999
                                                 ------  -------  -------------
                                                                   (UNAUDITED)
ASSETS
 Cash and equivalents........................... $   71  $16,915
 Accounts receivable, net of allowance of $21
  and $212, respectively........................    539    2,152
 Contracts receivable...........................    764    2,358
 Prepaid expenses and other current assets......    179      255
                                                 ------  -------
  Total current assets..........................  1,553   21,680
 Property and equipment, net....................    597    1,998
                                                 ------  -------
  Total assets.................................. $2,150  $23,678
                                                 ======  =======
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND COMMON STOCKHOLDERS'
(DEFICIT) EQUITY
 Accounts payable............................... $  691  $ 1,001
 Accrued expenses...............................    372      601
 Accrued compensation...........................    490    1,319
 Deferred revenues..............................  1,443    4,191
 Related party loan.............................  1,216       --
 Current portion of debt........................  2,113    1,789
 Current portion of capital lease obligations...     19       47
                                                 ------  -------
  Total current liabilities.....................  6,344    8,948
 Long-term deferred revenue, net of current por-
  tion..........................................    441      470
 Long-term debt, net of current portion.........    387      435
 Capital lease obligations, net of current por-
  tion..........................................     12       78
                                                 ------  -------
  Total liabilities.............................  7,184    9,931
                                                 ------  -------
 Mandatorily redeemable convertible preferred
  stock (Note 10)...............................  3,615   66,066          --
                                                 ------  -------     -------
 Commitments and contingencies
 Common stock, $.001 par value; 8,000,000 and
  20,000,000 shares authorized, respectively;
  100,000,000 shares authorized pro forma;
  2,787,120 and 3,919,655 shares issued and out-
  standing, respectively; 14,796,025 issued and
  outstanding pro forma.........................      3        4          15
 Additional paid-in capital.....................     --       --      66,055
 Deferred compensation..........................     --   (2,097)     (2,097)
 Accumulated other comprehensive loss...........     --      (13)        (13)
 Accumulated deficit............................ (8,652) (50,213)    (50,213)
                                                 ------  -------     -------
  Total common stockholders' (deficit) equity... (8,649) (52,319)     13,747
                                                 ------  -------     -------
  Total liabilities, mandatorily redeemable con-
   vertible preferred stock and common stock-
   holders' (deficit) equity.................... $2,150  $23,678
                                                 ======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                           CLEARCOMMERCE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                    FOR THE YEAR ENDED
                                                       DECEMBER 31,
                                              --------------------------------
                                                1997       1998        1999
                                              ---------  ---------  ----------
Revenues:
 Software licenses........................... $     147  $     582  $    3,294
 Services....................................       249        481       1,988
                                              ---------  ---------  ----------
  Total revenues.............................       396      1,063       5,282
                                              ---------  ---------  ----------
Cost of revenues:
 Software licenses ..........................        89        135         130
 Services....................................        80        292       1,869
                                              ---------  ---------  ----------
  Total cost of revenues.....................       169        427       1,999
                                              ---------  ---------  ----------
 Gross margin................................       227        636       3,283
Operating expenses:
 Sales and marketing.........................       484      3,336       7,593
 Research and development....................       463      2,661       6,514
 General and administrative..................       470      1,761       3,314
                                              ---------  ---------  ----------
  Total operating expenses...................     1,417      7,758      17,421
                                              ---------  ---------  ----------
  Loss from operations.......................    (1,190)    (7,122)    (14,138)
                                              ---------  ---------  ----------
Interest income (expense):
 Interest expense ...........................        (1)      (132)       (531)
 Interest income.............................        44         39          42
                                              ---------  ---------  ----------
  Net loss...................................    (1,147)    (7,215)    (14,627)
 Dividends on mandatorily redeemable convert-
  ible preferred stock.......................        --       (270)     (1,074)
 Beneficial conversion feature related to Se-
  ries C preferred stock (Note 10)...........        --         --     (29,227)
                                              ---------  ---------  ----------
  Net loss attributable to common stock...... $  (1,147) $  (7,485) $  (44,928)
                                              =========  =========  ==========
NET LOSS PER SHARE:
 Basic and diluted........................... $   (0.89) $   (6.51) $   (23.78)
                                              =========  =========  ==========
 Basic and diluted weighted average shares... 1,283,347  1,149,145   1,889,101
                                              =========  =========  ==========
PRO FORMA NET LOSS PER SHARE (UNAUDITED):
 Basic and diluted...........................                       $    (1.15)
                                                                    ==========
 Weighted average shares.....................                       12,765,471
                                                                    ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                           CLEARCOMMERCE CORPORATION

       CONSOLIDATED STATEMENTS OF CHANGES IN COMMON STOCKHOLDERS' DEFICIT

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                     ACCUMULATED
                                            ADDITIONAL                  OTHER                 TOTAL COMMON
                            COMMON STOCK     PAID-IN     DEFERRED   COMPREHENSIVE ACCUMULATED STOCKHOLDERS'
                           SHARES   DOLLARS  CAPITAL   COMPENSATION     LOSS        DEFICIT      DEFICIT
                          --------- ------- ---------- ------------ ------------- ----------- -------------
Balance at December 31,
 1996...................  1,299,500   $--     $   --     $    --        $ --       $   (104)    $   (104)
Issuance of common
 stock..................  1,291,130     3         --          --          --             --            3
Net loss................         --    --         --          --          --         (1,147)      (1,147)
                          ---------   ---     ------     -------        ----       --------     --------
Balance at December 31,
 1997...................  2,590,630     3         --          --          --         (1,251)      (1,248)
Issuance of common stock
 under employee plans...    196,490    --         21          --          --             --           21
Issuance of warrants in
 conjunction with bridge
 loan...................         --    --         63          --          --             --           63
Accrued dividends on
 preferred stock........         --    --        (84)         --          --           (186)        (270)
Net loss................         --    --         --          --          --         (7,215)      (7,215)
                          ---------   ---     ------     -------        ----       --------     --------
Balance at December 31,
 1998...................  2,787,120     3         --          --          --         (8,652)      (8,649)
Issuance of common stock
 under employee plans...  1,132,535     1        283          --          --             --          284
Deferred compensation...         --    --      2,842      (2,842)         --             --           --
Amortization of deferred
 compensation...........         --    --         --         745          --             --          745
Issuance of warrants in
 conjunction with bridge
 loan...................         --    --        242          --          --             --          242
Accrued dividends on
 preferred stock........         --    --     (1,074)         --          --             --       (1,074)
Beneficial conversion
 feature related to
 Series C
 preferred stock (Note
 10)....................         --    --     (2,293)         --          --        (26,934)     (29,227)
Unrealized translation
 gain/(loss)............         --    --         --          --         (13)            --          (13)
Net loss................         --    --         --          --          --        (14,627)     (14,627)
                          ---------   ---     ------     -------        ----       --------     --------
Balance at December 31,
 1999...................  3,919,655   $ 4     $   --     $(2,097)       $(13)      $(50,213)    $(52,319)
                          =========   ===     ======     =======        ====       ========     ========


  The accompanying notes are an integral part of these consolidated financial statements.

                           CLEARCOMMERCE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                       FOR THE YEAR ENDED
                                                          DECEMBER 31,
                                                    --------------------------
                                                     1997     1998      1999
                                                    -------  -------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss..........................................   (1,147)  (7,215)  (14,627)
Adjustments to reconcile net loss to net cash used
 in operating activities:
 Depreciation and amortization....................       19      118     1,193
 Non-cash interest expense........................       --       63       242
 Net changes in assets and liabilities:
  Change in deferred revenue......................      114    1,759     2,777
  Change in accounts receivable, net..............      (42)    (473)   (1,613)
  Change in contracts receivable..................      (75)    (689)   (1,594)
  Change in prepaid expenses and other assets.....      (33)    (136)      (76)
  Change in accounts payable and accrued
   expenses.......................................      287    1,246     1,368
                                                    -------  -------  --------
  Net cash used in operating activities...........     (877)  (5,327)  (12,330)
                                                    -------  -------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment...............     (129)    (556)   (1,682)
                                                    -------  -------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital lease obligations.............       (4)     (14)      (73)
Proceeds from issuance of common stock, net.......        3       21       284
Proceeds from issuance of preferred stock, net....    2,976       --    26,938
Proceeds from bridge loans........................      250    1,206     4,006
Payments on debt..................................      (80)      --    (1,655)
Proceeds from debt................................       71    2,511     1,369
                                                    -------  -------  --------
  Net cash provided by financing activities.......    3,216    3,724    30,869
                                                    -------  -------  --------
Effect of exchange rate changes on cash...........       --       --       (13)
                                                    -------  -------  --------
Increase (decrease) in cash and equivalents.......    2,210   (2,159)   16,844
Cash and equivalents at beginning of year.........       20    2,230        71
                                                    -------  -------  --------
Cash and equivalents at end of year...............  $ 2,230  $    71  $ 16,915
                                                    =======  =======  ========
SUPPLEMENTAL INFORMATION:
Interest paid.....................................  $    --  $    --  $     --
                                                    =======  =======  ========
Taxes paid........................................       --       11        20
                                                    =======  =======  ========
Assets acquired under capital lease...............       24       25       167
                                                    =======  =======  ========
Accrued dividends.................................       --      270     1,074
                                                    =======  =======  ========
Beneficial conversion feature.....................       --       --    29,227
                                                    =======  =======  ========
Conversion of founders' loans into Series A
 preferred stock..................................      119       --        --
                                                    =======  =======  ========
Conversion of bridge loan into Series A preferred
 stock............................................      250       --        --
                                                    =======  =======  ========
Conversion of bridge loan into Series B preferred
 stock............................................       --       --     1,232
                                                    =======  =======  ========
Conversion of bridge loan into Series C preferred
 stock............................................       --       --     4,059
                                                    =======  =======  ========
Deferred compensation.............................       --       --     2,842
                                                    =======  =======  ========
Warrants issued in conjunction with bridge loan...  $    --  $    63  $    242
                                                    =======  =======  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                           CLEARCOMMERCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION AND BUSINESS OPERATIONS

   ClearCommerce Corporation (formerly Outreach Communications) ("ClearCommerce" or the "Company") was incorporated on September 21, 1995. The Company provides solutions in e-Commerce transaction processing, fraud tracking and reporting. The Company's products provide online customer credit card authorizations, online order and payment processing, automated tax and shipping calculations, online order tracking and integration into legacy systems. The Company's principal offices are located in Austin, Texas and the United Kingdom. The Company is organized and operates as one business segment.

   Effective September 15, 1997, the Board of Directors authorized a 1,299.5 for 1 stock split of the Company's common stock. The effect of the stock split has been reflected in these consolidated financial statements for all periods presented. In accordance with the Company's amended and restated articles of incorporation as of September 15, 1997, the Company changed the par value of its common stock from no par to $.001.

2. SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Basis of Presentation

   The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company's wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

 Revenues

   The Company derives revenues from licenses of its software and related services, which include assistance in implementation, customization and integration, customer support, training and consulting.

   License fees are recognized when there is persuasive evidence of an arrangement for a fixed and determinable fee that is probable of collection and when delivery has occurred. For arrangements with multiple elements, the Company recognizes revenue for the delivered elements based upon the residual method as prescribed by Statement of Position No. 98-9, "Modification of SoP No. 97-2 with Respect to Certain Transactions."

   Revenues from reseller arrangements are recognized when reported by the reseller upon licensing the Company's software to end users if there are no specified undelivered elements. For contracts with specified undelivered elements for which there is no vendor specific objective evidence for the specified undelivered element, revenue is deferred until the earlier of when the specified undelivered element is delivered or vendor specific objective evidence becomes available.

                           CLEARCOMMERCE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

   Annual merchant fees are generated from annual software licenses that enable merchants to connect to commerce service providers. Annual merchant fees from end users are recognized on a subscription basis over the service period. Prepaid annual merchant fees from resellers are recognized over the contract period.

   Other services revenues from consulting and training services are recognized as such services are performed. Services revenues from post-contract customer support are recognized ratably over the support period, generally one year.

   The Company derives revenue from contracts that provide for consulting services at a fixed hourly rate. In connection with such arrangements, the Company recognizes the fair value of the implementation services as such services are performed.

 Unaudited Pro Forma Information

   In February 2000, the board of directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is closed under the terms presently anticipated, all of the mandatorily redeemable convertible preferred stock outstanding and accrued dividends will automatically convert into 10,876,370 shares of common stock. Accrued dividends are payable in common stock based on fair market value. The unaudited pro forma balance sheet is adjusted for payment of dividends in the form of common stock and the conversion of the mandatorily redeemable convertible preferred stock, as if such transactions had occured as of December 31, 1999.

 Deferred Revenues

   To the extent the Company has billed customers or resellers for the obligation to deliver licenses or perform future services, such obligations are recorded as deferred revenue until delivery of the license or such services have been performed. Additionally, as discussed above, post-contract customer support revenue is deferred and recognized over the term of the agreement.

 Cost of Software Licenses and Services

   Cost of software licenses includes royalties as well as the costs of product packaging, documentation and production. Cost of services consist primarily of costs incurred in providing software support, maintenance and professional consulting services.

 Research and Development

   Research and development costs are incurred for the development of new products or bringing about significant improvements to existing products. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires the capitalization of certain software development costs once technological feasibility is established. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or based on the ratio of current revenues to total projected product revenues, whichever is greater. Technological feasibility does not occur for the Company's products until all testing has been performed and the products are substantially ready for release to the customer; therefore, to date, the Company has not capitalized any software development costs.

                           CLEARCOMMERCE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

 Cash and Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

 Property and Equipment

   Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets, generally three to seven years, or the shorter of the useful lives or lease term for assets acquired under capital leases. Leasehold improvements are amortized over the shorter of the remaining term of the lease or the life of the asset.

 Mandatorily Redeemable Convertible Preferred Stock

   Mandatorily redeemable convertible preferred stock is presented net of issuance costs and includes accrued dividends of $270 and $1,344 at December 31, 1998 and 1999, respectively. The carrying value of the mandatorily redeemable convertible preferred stock also includes the impact of a beneficial conversion feature which totalled $29,227 at December 31, 1999 (Note 10).

 Income Taxes

   The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

   Prior to September 15, 1997, the Company was an S-Corporation for federal income tax purposes. Effective September 15, 1997, the Company converted from an S-Corporation to a C-Corporation for income tax purposes.

 Advertising

   The Company expenses advertising costs as incurred. During the years ended December 31, 1997, 1998 and 1999, the Company expended $62, $53 and $490 respectively, related to advertising costs.

 Concentration of Credit Risk

   The Company sells its products to various companies across several industries and geographies. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses.

 Foreign Currency

   The Company has determined that the functional currency of its foreign subsidiary is the local currency. The financial statements of the foreign subsidiary are translated into dollars in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Translation gains and losses are accumulated and reported as accumulated other comprehensive income or loss in the consolidated statement of changes in common stockholders' deficit. There have been no transaction gains or losses during the three years ended December 31, 1999.

 Fair Value of Financial Instruments

   The carrying amounts of the Company's financial instruments, including cash and equivalents, short-term trade receivables, contracts receivable, trade payables and long-term obligations, approximate fair value.

                           CLEARCOMMERCE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

 Stock-based Compensation Plans

   The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). As allowed by SFAS No. 123, the Company continues to apply the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock issued to Employees" ("APB No. 25") and related interpretations in accounting for its plan. Accordingly, compensation cost for stock options is measured as the excess, if any, of the determined fair value of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

 New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. The Company does not currently use derivative instruments and, therefore, does not expect that the adoption of SFAS No. 133 will have an impact on its financial position or results of operations.

3. NET LOSS PER SHARE

   The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128") effective January 1, 1998. SFAS No. 128 requires the presentation of basic and diluted earnings per share. Basic earnings per share is computed by dividing income or loss available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share is computed by giving effect to all dilutive potential common shares that were outstanding during the period. The Company has excluded all mandatorily redeemable convertible preferred stock and outstanding stock options and warrants from the calculation of diluted net loss per share because all such securities are antidilutive for all periods presented. The total number of common stock equivalents excluded from the calculations of diluted net loss per common share were 5,584,147, 5,750,228 and 13,483,763 for the years ended December 31, 1997,
1998 and 1999, respectively.

   Pro forma net loss per share, as presented in the statements of operations, has been computed as described above and also gives effect, under Securities and Exchange Commission guidance, to the conversion of the mandatorily redeemable convertible preferred stock and payment of dividends in the form of common stock (using the as-if-converted method).

   The numerator in the pro forma net loss per share calculation is equivalent to the net loss for each period presented. The denominator in the pro forma net loss per share calculation is comprised of the following:

                                                                YEAR ENDED
                                                             DECEMBER 31, 1999
                                                             -----------------
   Weighted average number of common shares outstanding.....     1,889,101
   Effect of convertible securities:
   Accrued dividends on mandatorily redeemable convertible
    preferred stock.........................................        79,020
   Mandatorily redeemable convertible preferred stock.......    10,797,350
                                                                ----------
   Shares used in pro forma calculation.....................    12,765,471
                                                                ==========

                           CLEARCOMMERCE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

4. PROPERTY AND EQUIPMENT

   Property and equipment is comprised of the following:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                  1998    1999
                                                                  -----  ------
   Computer equipment............................................ $ 619  $1,555
   Software......................................................    --     332
   Leasehold improvements........................................    --     186
   Furniture and fixtures........................................   115     510
                                                                  -----  ------
                                                                    734   2,583
   Less--accumulated depreciation................................  (137)   (585)
                                                                  -----  ------
                                                                  $ 597  $1,998
                                                                  =====  ======

   For the years ended December 31, 1997, 1998 and 1999, depreciation expense was $19, $118 and $448 respectively. At December 31, 1998 and 1999, property and equipment includes $49 and $216, respectively, of assets acquired under capital lease. Accumulated depreciation for assets under capital lease was $11 and $27 at December 31, 1998 and 1999, respectively, and related depreciation expense was $2, $9 and $16 for the years ended December 31, 1997, 1998 and 1999, respectively.

5. DEBT

   In 1998, a bank granted the Company a line of credit for general purposes and equipment purchases. The aggregate amounts borrowed under the facility were not to exceed $1,000. Under this agreement, the Company borrowed in aggregate $1,000 and $232 as of December 31, 1998 and 1999, respectively, at the bank's prime rate (7.75% and 8.5% at December 31, 1998 and 1999, respectively).

   Of the $1,000 outstanding at December 31, 1998, $613 was related to general purposes and $387 was borrowed for equipment purchases. As discussed below, the portion related to general purposes was subsequently transferred to a new line of credit facility. The amounts borrowed for equipment were $387 and $232 as of December 31, 1998 and 1999, respectively, and will mature on June 23, 2001.

   In 1999 the Company was given an additional line of credit facility with a bank which consists of two elements: (1) a working capital revolving line of credit not to exceed $3,323; and (2) an equipment line not to exceed $1,000.

   Under the $3,323 working capital revolving line of credit, the Company borrowed $1,789 at December 31, 1999 at the bank's prime rate plus 0.25% (8.75% at December 31, 1999). This revolving line of credit loan under the facility will mature on July 18, 2000. During 1999, the Company transferred $613 from the equipment and general purposes line mentioned above to this revolving line. Amounts available under the working capital line of credit are a function of eligible accounts receivable. As of December 31, 1999, $2,100 was available for borrowing.

   Under the $1,000 equipment line, the Company borrowed $203 at December 31, 1999 at the bank's prime plus 0.25% (8.75% at December 31, 1999). This equipment loan under the facility will mature on May 31, 2002. In conjunction with this loan, the Company issued the bank a warrant to purchase 5,000 shares of the Company's Series B preferred stock at a price of $3.69 per share that expires on July 19, 2004 (Note 9).

   Additionally, the Company borrowed $1,500 as of December 31, 1998 at the bank's prime rate plus 1% (8.75% at December 31, 1998) which matured on December 11, 1998. The bank agreed to extend the loan until the Company obtained its funding of the Company's Series B preferred stock, which occurred in January 1999 (Note 10). The Company repaid the $1,500 in January 1999.

                           CLEARCOMMERCE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

   All loans are collateralized by a blanket security interest in all assets of the Company and the Company must meet certain liquidity requirements on a monthly basis. The loan agreement includes a restriction on the payment of dividends. Additionally, the Company's agreement with the bank includes a provision to pay $100 upon a change of control.

6. RELATED PARTY TRANSACTIONS

   On May 22, 1997, the Company issued 501,607 shares of common stock to one of its founders for an aggregate purchase price of less than $1.

   On September 15, 1997, the Company issued 789,523 shares of common stock to a founder and an officer of the Company for an aggregate purchase price of approximately $8.

   On June 2 and August 25, 1997, the Company issued convertible promissory notes totaling $250 in connection with bridge financings to one investor. These notes were non-interest bearing. Imputed interest on these notes is immaterial. Principal and accrued interest were converted into 233,645 shares of Series A preferred stock on September 15, 1997.

   Prior to September 15, 1997, two of the Company's founders loaned the Company $191. These notes were non-interest bearing. Imputed interest on these notes is immaterial. Of this amount, $80 was repaid during the year ended December 31, 1997. The remaining amount was converted into 111,440 shares of Series A on September 15, 1997.

   In December 1998, the Company established a $2,000 bridge loan facility with the Series A preferred stockholders. This loan bore interest at 8% per annum. In conjunction with the bridge loan, the Company issued warrants to purchase 125,228 shares of Series B preferred stock at $2.46 per share (Note 9). These warrants expire in December 2003 and include warrants issued to employees to purchase a total of 2,696 shares of Series B preferred stock. Related party interest totaled less than $1 for the year ended December 31, 1998. A total of $1,232, representing the bridge loan plus accrued interest, was converted into 500,935 shares of Series B preferred stock at $2.46 per share on January 9, 1999.

   In September 1999, the Company's preferred stockholders established a revolving loan facility in a maximum amount of $4,000 bearing interest at 15% annually. In November 1999, this loan was renegotiated. The facility was increased to $7,000 and the interest rate was changed to 9.5% per annum. In addition, warrants to purchase 141,303 shares of Series C preferred stock were issued (Note 9). These warrants expire November 2004 and include warrants issued to employees to purchase a total of 3,153 shares of Series C preferred stock. Related party interest totaled less than $1 for the year ended December 31, 1999. Consistent with the terms of the loan, a total of $4,059, representing the bridge loan plus accrued interest, automatically converted into 574,152 shares of the Company's Series C preferred stock at the closing of the Company's Series C financing on December 31, 1999 at a rate of $7.07 per share.

                           CLEARCOMMERCE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

7. INCOME TAXES

   The income tax benefit is composed of the following:

                                                   PRO-FORMA       FOR THE
                                                  FOR THE YEAR   YEAR ENDED
                                                     ENDED      DECEMBER 31,
                                                  DECEMBER 31, ----------------
                                                      1997      1998     1999
                                                  ------------ -------  -------
   Current.......................................    $  --     $    --  $    --
   Deferred
    Federal......................................     (385)     (2,393)  (4,395)
    State........................................      (48)       (323)    (574)
    Foreign......................................       --          --     (299)
   Change in valuation allowance.................      433       2,716    5,268
                                                     -----     -------  -------
                                                     $  --     $    --  $    --
                                                     =====     =======  =======

   The difference between the tax benefit derived by applying the Federal statutory income tax rate to net losses and the benefit recognized in the financial statements is as follows:

                                                 PRO-FORMA       FOR THE
                                                FOR THE YEAR   YEAR ENDED
                                                   ENDED      DECEMBER 31,
                                                DECEMBER 31, ----------------
                                                    1997      1998     1999
                                                ------------ -------  -------
   Benefit derived by applying the federal
    statutory income rate to net losses before
    income taxes...............................    $(390)    $(2,453) $(5,022)
   State tax provision.........................      (34)       (213)    (379)
   Foreign tax rate differentials..............       --          --       41
   Permanent differences and other.............        5          12      343
   Research and development credit.............      (14)        (62)    (251)
   Change in valuation allowance...............      433       2,716    5,268
                                                   -----     -------  -------
                                                   $  --     $    --  $    --
                                                   =====     =======  =======

   The components of deferred taxes are as follows:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Current deferred tax assets (liabilities):
    Deferred revenue.......................................... $   269  $   593
    Allowance for doubtful accounts...........................       2       82
    Accrued compensation......................................      51      674
    Other assets..............................................       1        1
                                                               -------  -------
     Gross deferred tax assets................................     323    1,350
                                                               -------  -------
   Long-term deferred tax assets (liabilities):
    Net operating losses......................................   2,771    6,492
    Foreign net operation loss................................      --      299
    Research and development and other credits................      76      328
    Basis of property and equipment...........................     (21)     (52)
                                                               -------  -------
     Gross deferred tax assets................................   2,826    7,067
                                                               -------  -------
    Valuation allowance.......................................  (3,149)  (8,417)
                                                               -------  -------
     Net deferred tax asset................................... $    --  $    --
                                                               =======  =======

                           CLEARCOMMERCE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

   Due to the uncertainty surrounding the realization of the benefits of its deferred tax assets in future tax returns, the Company has recorded a full valuation allowance against its otherwise recognizable net deferred tax asset.

   In 1999, the Company experienced a substantial change in ownership as defined by the Internal Revenue Code. This change resulted in an annual limitation for the usage of the net operating loss carryforwards generated prior to the change in ownership of $2,237. At December 31, 1999, the Company had total domestic net operating loss carryforwards of $16,751 and research and development credit carryforwards of $328.

8. COMMITMENTS AND CONTINGENCIES

   The Company is obligated under operating lease agreements covering the corporate facilities and certain equipment. Rental expense under these leases was $37, $242 and $278 for the years ended December 31, 1997, 1998 and 1999, respectively. Future minimum lease payments have been included in the table below:

                                                              CAPITAL  OPERATING
   FOR THE YEAR ENDING DECEMBER 31:                          LEASES     LEASES
   --------------------------------                         ---------- ---------
   2000....................................................    $ 57      $355
   2001....................................................      57       286
   2002....................................................      27        51
                                                               ----      ----
   Total payments..........................................    $141      $692
                                                                         ====
   Less amounts representing interest......................      16
                                                               ----
   Capital lease obligations...............................    $125
                                                               ====

   The Company has a fair market value purchase option available at the termination of three of its capital leases. In addition, two of the Company's capital leases have automatic renewal terms, which are cancelable by the Company within sixty days.

   The Company has entered into employment agreements with certain officers of the Company. Some employment agreements provide for severance in the event the individual is terminated without cause.

   From time to time, the Company may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

9. WARRANTS

   On February 1, 1997, the Company issued a warrant to purchase 20,300 shares of common stock at an exercise price of $.01 per share to an advisor of the Company. The warrants may be exercised at any time on or before February 1, 2007. These warrants were valued using the Black-Scholes valuation model at less than $1.

   In conjunction with a bridge loan, the Company issued warrants to purchase 125,228 shares of Series B preferred stock at $2.46 per share to certain of its Series A stockholders. These warrants expire in December 2003. These warrants were valued using the Black-Scholes valuation model. Incremental interest expense of $63 was recorded during the year ended December 31, 1998 related to these warrants.

                           CLEARCOMMERCE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

   In conjunction with a bank loan, the Company issued a warrant to purchase 5,000 shares of the Company's Series B preferred stock at a price of $3.69 per share. This warrant expires July 19, 2004. These warrants were valued using the Black-Scholes valuation model at less than $1.

   In conjunction with a bridge loan, the Company issued warrants to purchase 141,303 shares of Series C preferred stock at $7.07 per share to certain of its Series A and B stockholders. These warrants expire in November 2004. These warrants were valued using the Black-Scholes valuation model. Incremental interest expense of $242 was recorded during the year ended December 31, 1999 related to these warrants.

10. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

   Following is a summary of mandatorily redeemable convertible preferred stock ("preferred stock") issued by the Company at December 31, 1999:

                                       NUMBER OF    SHARES
                                         SHARES   ISSUED AND   TOTAL   CARRYING
 SERIES          DATE ISSUED           DESIGNATED OUTSTANDING PROCEEDS  AMOUNT
 ------ ----------------------------   ---------- ----------- -------- --------
        September 15 and December 1,
 A      1997........................   3,147,830   3,147,830  $ 3,368  $ 3,884
        January 8 and April 6,
 B      1999........................   4,900,000   4,706,196   11,577   12,306
 C      December 31, 1999...........   4,600,000   2,943,324   20,809   49,876
                                                  ----------  -------  -------
                                                  10,797,350  $35,754  $66,066
                                                  ----------  -------  -------

   The issuance of the Series C resulted in a beneficial conversion feature of approximately $29,227 at December 31, 1999, calculated in accordance with Emerging Issues Task Force Issue No. 98-5, which resulted in an immediate increase to stockholders' deficit. Subsequent to December 31, 1999, the Company issued an additional 1,299,943 shares C for total proceeds of $9,191 (Note 15). This issuance will result in an additional increase to stockholder's deficit of $12,908 related to the beneficial conversion feature.

   The carrying value of the preferred stock represents the proceeds from the sale of the stock net of issuance costs of $259 plus the effect of the beneficial conversion feature related to the Series C and includes accrued dividends of $1,344 at December 31, 1999.

   The rights with respect to the Series A, B and C preferred stock are as follows:

 Conversion

   Each share of Series A, B and C preferred stock is convertible into common stock on a one-for-one basis, subject to certain antidilution provisions. Conversion is at the option of the stockholder or automatic upon the closing of an initial public offering of the Company's common stock at a price equal to or exceeding $17.67 per share and aggregate proceeds of at least $10 million or by written consent or agreement of the holders of at least two-thirds of the outstanding shares of Series A, B and C preferred stock voting together.

 Dividends

   The holders of the Series A, B and C preferred stock are entitled to receive cumulative dividends at the rate of 8% per share based on $1.07 for Series A, $2.46 for Series B and $7.07 for Series C per annum, payable upon conversion of the preferred stock in either cash or common stock, at the option of the Board of Directors at the fair value of the common stock as determined in good faith by a majority of the Board of Directors. Such dividends shall be cumulative beginning January 1, 1998 with respect to the Series A preferred

                           CLEARCOMMERCE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) stock and the date the first Series B and C preferred stock is issued with respect to the Series B and C preferred stock. The holders of the outstanding preferred stock can waive any dividend preference that such holders shall be entitled to receive upon the affirmative vote or written consent of the holders of at least two-thirds of the preferred stock then outstanding voting together as a single class. Accrued dividends were $270 and $1,344 at December 31, 1998 and 1999, respectively.

 Voting Rights

   The holder of each share of Series A, Series B, and Series C preferred stock has the right to one vote for each share of common stock into which such Series A, Series B and Series C, preferred stock can be converted, and with respect to such vote, such stockholder has full voting rights and powers equal to the voting rights and powers of the holders of common stock, and is entitled to notice of any stockholders' meeting in accordance with the bylaws of the corporation, and is entitled to vote, together with holders of common stock, with respect to any question upon which holders of common stock have the right to vote.

 Liquidation and Redemption

   Upon the occurrence of a liquidation event, such as a dissolution of the Company or by merger or sale of assets, the available assets of the Company would be distributed first to the holders of Series A, B and C preferred stock until they receive the amount per share for which each such series was originally purchased plus any accrued and unpaid dividends. If assets of the Company remain available for distribution after such preferences have been satisfied, such remaining assets would be distributed among the holders of Series A, B and C preferred stock and common stock pro rata based on the "as if converted" number of common stock shares. If upon the occurrence of such event, the assets and funds thus distributed among the holders of the Series A, B and C preferred stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Series A, B and C preferred stock in proportion to the preferential amount each such holder would be entitled to receive.

   Commencing on December 31, 2004, the Company may be required to redeem, upon the affirmative vote of two-thirds of the preferred stockholders voting as a group, 50% of the outstanding shares of preferred stock, an additional 50% on December 31, 2005 and the remainder on December 31, 2006 at a redemption price equal to $1.07, $2.46 and $7.07 for Series A, B and C respectively, plus accrued dividends. As dividends are cumulative, all series of preferred stock are presented at redemption value.

11. STOCK OPTION PLAN

   The Company's 1997 Stock Option/Stock Issuance Plan (the "Plan") provides for granting incentive stock options as defined by the Internal Revenue Code. The Plan allows for grants of options to purchase 2,001,940 shares of the Company's common stock (Note 15). Expired and canceled options are available to be regranted under the Plan. Options are granted with exercise prices and vesting schedules as approved by the Board of Directors or a Compensation Committee appointed by the Board of Directors. Optionees may exercise all options prior to vesting in which case the Company has the right to repurchase the unvested shares from the optionee at the original purchase price upon the employee's termination from the Company.

   The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for the Plan. Had compensation cost for the Plan been determined based on the

                           CLEARCOMMERCE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) fair market value at the grant dates for awards under the Plan consistent with the method provided by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss would have been increased to the following pro forma amounts:

                                                    FOR THE YEAR ENDED
                                                       DECEMBER 31,
                                                ----------------------------
                                                  1997      1998      1999
                                                --------  --------  --------
   Net loss attributable to common
    stock.......................... As reported $ (1,147) $ (7,485) $(44,928)
                                    Pro forma   $ (1,149) $ (7,499) $(45,000)
   Basic net loss per share........ As reported $  (0.89) $  (6.51) $ (23.78)
                                    Pro forma   $  (0.90) $  (6.52) $ (23.82)

   The fair value of each option grant is estimated on the date of grant using the minimum value pricing model with the following weighted-average assumptions used for grants during the years ended December 31, 1997, 1998 and 1999:

                                                        FOR THE YEAR ENDED
                                                           DECEMBER 31,
                                                      -------------------------
                                                       1997     1998     1999
                                                      -------  -------  -------
   Dividend yield....................................      --       --       --
   Expected volatility...............................      --       --       --
   Risk-free rate of return..........................     6.2%     5.2%     5.6%
   Expected life..................................... 5 years  5 years  5 years

   The following table summarizes activity under all Plans for the years ended December 31, 1997, 1998 and 1999:

                                           FOR THE YEAR ENDED DECEMBER 31,
                             ------------------------------------------------------------
                                    1997                1998                 1999
                             ------------------- -------------------  -------------------
                             WEIGHTED            WEIGHTED             WEIGHTED
                             AVERAGE             AVERAGE              AVERAGE
                             EXERCISE            EXERCISE             EXERCISE
                              PRICE     SHARES    PRICE     SHARES     PRICE     SHARES
                             -------- ---------- -------- ----------  -------- ----------
   Outstanding at the
    beginning of the year..   $   --          --  $0.107     587,761   $0.107   1,115,771
    Granted................    0.107     587,761   0.107     751,000    1.329   1,194,154
    Exercised..............       --          --   0.107    (196,490)   0.252  (1,132,535)
    Canceled...............       --          --   0.107     (26,500)   0.258    (377,129)
                              ------  ----------  ------  ----------   ------  ----------
   Outstanding at the end
    of the year............   $0.107     587,761  $0.107   1,115,771   $1.655     800,261
                              ======  ==========  ======  ==========   ======  ==========
   Options exercisable at
    year end...............   $0.107     587,761  $0.107   1,115,771   $1.655     800,261
                              ======  ==========  ======  ==========   ======  ==========
   Weighted average fair
    value of options
    granted during the
    year...................   $0.035              $0.035               $0.217
                              ======              ======               ======

               OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
--------------------------------------------------- ---------------------------
                          WEIGHTED-
           OUTSTANDING     AVERAGE      WEIGHTED-    EXERCISABLE    WEIGHTED-
               AT         REMAINING      AVERAGE         AT          AVERAGE
EXERCISE  DECEMBER 31,   CONTRACTUAL    EXERCISE    DECEMBER 31,    EXERCISE
 PRICE        1999          LIFE          PRICE         1999          PRICE
--------  ------------- ------------- ------------- ------------- -------------
 $0.107          93,482          8.39        $0.107        93,482        $0.107
 0.246           48,000          9.10         0.246        48,000         0.246
 0.492          255,629          9.33         0.492       255,629         0.492
 1.000          197,500          9.69         1.000       197,500         1.000
 4.000           49,250          9.88         4.000        49,250         4.000
 5.000          156,400          9.15         5.000       156,400         5.000
--------  ------------- ------------- ------------- ------------- -------------
$0.107--
 $5.000         800,261          9.30        $1.655       800,261        $1.655
========  ============= ============= ============= ============= =============

                           CLEARCOMMERCE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

   As of December 31, 1998 and 1999, a total of 1,336,583 and 1,503,545 shares were issued upon the exercise of options and founders shares prior to vesting. The Company may repurchase these shares at the original exercise price upon the employee's termination from the Company. The potential liability for exercised unvested shares which were subject to repurchase at their aggregate original exercise price was $28 and $261 at December 31, 1998 and 1999, respectively. There were no options exercised prior to vesting as of December 31, 1997.

12. EMPLOYEE BENEFIT PLAN

   During the year ended December 31, 1999, the Company's Board of Directors approved an employee savings plan. The Company's 401(k) Plan is a defined contribution retirement plan with a cash or deferred arrangement as described in Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). The 401(k) Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code. All employees of the Company are eligible to participate in the 401(k) Plan. The 401(k) Plan provides that each participant may make elective contributions from 1% to 15% of his or her compensation, subject to statutory limits. The Company may, but is not required to, make matching contributions. No matching contributions were made in 1999.

13. CONCENTRATIONS OF CREDIT RISK

   Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and equivalents, accounts receivable and contracts receivable. To date, the Company has invested excess funds in money market accounts, commercial paper, municipal bonds and term notes. The Company deposits cash and equivalents and short-term investments with financial institutions that management believes are credit worthy. The Company's accounts receivable are derived from revenues earned from customers located primarily in the United States. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of all accounts receivable.

   The following table summarizes the revenues from customers, all of which were third parties, in excess of 10% of total net revenues:

                                                                  1997 1998  1999
                                                                  ---- ----  ----
   Customer A....................................................  --   16%   18%
   Customer B....................................................  --    4    19
   Customer C....................................................  21    2    --
   Customer D....................................................  11    8     1

   The following table summarizes accounts and contracts receivable from the above customers:

                                                                       1998  1999
                                                                       ----  ----
   Customer A.........................................................  45%    8%
   Customer B.........................................................   3%   22%

14. STOCK-BASED COMPENSATION

   In connection with certain stock option grants during the three year period ended December 31, 1999, the Company recorded stock-based compensation totaling $2,842, which is being amortized in accordance with FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" over the vesting periods of the related options, which is generally four years. Stock-based

                           CLEARCOMMERCE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA) compensation amortization recognized during the three year period ended December 31, 1999 totaled $745. Stock-based compensation for the year ended December 31, 1999 has been allocated across the relevant functional expense categories within operating expenses as follows:

                                                                      FOR THE
                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1999
                                                                    ------------
   Cost of services................................................     $ 69
   Sales and marketing.............................................      457
   Product development and engineering.............................      166
   General and administrative......................................       53
                                                                        ----
                                                                        $745
                                                                        ====

15. SUBSEQUENT EVENTS

   In February 2000, the Company's Board of Directors increased the number of shares that may be issued under the 1997 Stock Option Plan to 3,961,710.

   In February 2000, the Company's Board of Directors approved the adoption of the Company's 2000 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 600,000 shares of common stock have been reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase shares of common stock through payroll deductions at 85% of the fair value of the common stock, as defined in the Purchase Plan.

   In January 2000 and February 2000, the Company issued an additional 1,299,943 shares of Series C preferred stock at a price of $7.07 per share resulting in gross proceeds of approximately $9,191. These transactions completed the Series C funding. Total proceeds from the Series C, including $20,809 received prior to December 31, 1999, were $30,000.

   In connection with a Strategic Relationship and Software License agreement with a customer, the Company issued two warrants to purchase a total of 680,183 shares of common stock at prices ranging from $5.00 to $7.07 per share in February and March 2000.

   In February 2000, the Company's Board of Directors adopted the 2000 Stock Plan ("2000 Plan") and reserved the lesser of 1,000,000 shares or the remaining available shares under the 1997 Plan for issuance under the 2000 Plan. The number of shares reserved for issuance under our 2000 Stock Plan will increase annually on January 1st of each calendar year, effective beginning in 2001, equal to the lesser of 5% of the outstanding shares of our common stock on the first day of the year or such lesser amount as the Board of Directors may determine.

   The 2000 Director Option Plan ("Director Plan") was adopted in February 2000 and provides for the periodic grant of non statutory stock options to our non-employee directors. The Company has reserved 300,000 shares of common stock for issuance under the Director Plan.

   In February 2000, the Company issued a warrant to purchase 14,144 shares of Series C Preferred Stock at $7.07 per share to a bank.

   In February 2000, the Company's Board of Directors approved an amendment to our certificate of incorporation to be effective upon the closing of our offering that would increase the number of common shares authorized to 100,000,000.

                           CLEARCOMMERCE CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

   On March 6, 2000, the Company agreed to issue to a major customer shares of common stock in a private placement at a purchase price equal to the price to the public in the planned offering. The number of shares the Company agreed to issue will equal the lower of 10% of the shares sold in the planned offering (excluding the underwriters' over-allotment option) or shares valued at $6,000 at such offering price.

[LOGO OF CLEARCOMMERCE]

                        THE ENGINE THAT DRIVES eBUSINESS

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by ClearCommerce in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

      SEC registration fee.......................................... $   15,180
      NASD filing fee...............................................      6,250
      Nasdaq National Market listing fee............................     95,000
      Printing and engraving costs..................................    175,000
      Legal fees and expenses.......................................    350,000
      Accounting fees and expenses..................................    320,000
      Blue sky fees and expenses....................................      5,000
      Transfer agent and registrar fees.............................     10,000
      Miscellaneous expenses........................................     73,570
                                                                     ----------
        Total....................................................... $1,050,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law. Articles Nine and Ten of the Registrant's Third Amended and Restated Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law. The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Third Amended and Restated Certificate of Incorporation, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

   During the past three years, the Registrant has issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of
Section 4(2) thereof, including Regulation D promulgated thereunder, or Rule 701 under compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

   (a) On September 21, 1995, we issued 1,299,500 (giving effect to a 1,299.83-for-1 stock split) shares of common stock at $0.01 per share to initially capitalize the Registrant for an aggregate purchase price of $10.00. The Registrant relied on the exemption from registration provided by Section 4(2) under the Securities Act for this issuance of securities.

   (b) On May 22, 1997, we issued 501,607 (giving effect to a 1,299.83-for-1 stock split) shares of common stock at $0.01 per share for an aggregate purchase price of $3.86. The Registrant relied on the exemption from registration provided by Section 4(2) under the Securities Act for this issuance of securities.

   (c) On February 1, 1997, in partial satisfaction of a consulting fee we issued a warrant to Gerald Youngblood for 20,300 shares of our common stock exercisable at $0.01 per share, for an aggregate purchase price of $203.00. The Registrant relied on the exemption from registration provided by Section 4(2) under the Securities Act for this issuance of securities.

   (d) On June 2 and August 25, 1997, we issued convertible promissory notes totaling $250,000 in connection with bridge financings to one private investor. These notes were converted into shares of our Series A preferred stock on September 15, 1997. The Registrant relied on the exemption from registration provided by Section 4(2) under the Securities Act for this issuance of securities.

   (e) On September 15, 1997, we issued 789,523 shares of common stock at $0.01 per share to our founders and certain officers, for an aggregate purchase price of $7,895.23. The Registrant relied on the exemption from registration provided by Section 4(2) under the Securities Act for this issuance of securities.

   (f) Prior to our Series A Preferred Stock financing in September 1997, two of our officers had loaned us $191,196.50, of which $80,000 was repaid, and the remainder converted into shares of our Series A preferred stock on September 15, 1997. The Registrant relied on the exemption from registration provided by
Section 4(2) under the Securities Act for this issuance of securities.

   (g) On September 15, 1997 and December 1, 1997, we issued 3,147,830 shares of Series A preferred stock to a group of private investors at $1.07 per share for an aggregate purchase price of $3,368,178.10 including conversion of debt. The Registrant relied on the exemption from registration provided by Section 4(2) of the Securities Act for this issuance of securities.

   (h) On November 25, 1998, we entered into a Loan and Warrant Purchase Agreement under which we issued convertible promissory notes in a bridge financing totaling $2,000,000 to four private investors and two employees. These notes were converted into shares of our Series B Preferred Stock on January 8, 1999. In connection with this bridge financing, we also issued warrants to purchase 125,228 shares of our Series B Preferred Stock at a purchase price of $2.46 per share, for an aggregate purchase price of $308,060.88. The Registrant relied on the exemption from registration provided by Section 4(2) under the Securities Act for this issuance of securities.

   (i) In 1998, we issued 196,490 shares of common stock to employees or other service providers at $0.107 per share upon the exercise of stock options issued under our 1997 Stock Plan for an aggregate purchase price of $21,024.43. The Registrant relied on the exemption from registration provided by Section 4(2) under the Securities Act for this issuance of securities.

   (j) On January 8, 1999 and April 6, 1999, we issued 4,706,196 shares of Series B preferred stock to a group of private investors at $2.46 per share for an aggregate purchase price of $11,577,242.16. The Registrant relied on the exemption from registration provided by Section 4(2) of the Securities Act for this issuance of securities.

   (k) On July 20, 1999, in connection with the execution of a credit agreement we issued a warrant to Imperial Bank to purchase 5,000 shares of our Series B preferred stock at a purchase price of $3.69 per share, for an aggregate purchase price of $18,450. The Registrant relied on the exemption from registration provided by Section 4(2) under the Securities Act for this issuance of securities.

   (l) On September 27, 1999, we entered into a Loan Agreement, which was subsequently amended and restated as an Amended and Restated Loan and Warrant Purchase Agreement on November 29, 1999, under which we issued promissory notes in a bridge financing totaling $3,999,108.95. These notes were converted into shares of our Series C preferred stock on December 31, 1999. In connection with this bridge financing, we also issued warrants to purchase 141,303 shares of our Series C preferred stock at a purchase price of $7.07 per share, for an aggregate consideration of $999,012.21. The Registrant relied on the exemption from registration provided by Section 4(2) of the Securities Act for this issuance of securities.

   (m) On December 31, 1999, January 21, 2000, and February 4, 2000, we issued 4,243,267 shares of Series C preferred stock to a group of private investors at $7.07 per share for an aggregate purchase price of

$29,999,897.69 including conversion of debt. The Registrant relied on the exemption from registration provided by Section 4(2) of the Securities Act for this issuance of securities.

   (n) In 1999, we issued approximately 1,132,535 shares of our common stock to employees or other service providers at a range of $0.107 to $5.00 per share upon the exercise of stock options issued under our 1997 Stock Plan, for our approximate aggregate purchase price of $285,398.82. The Registrant relied on the exemption from registration provided by virtue of Rule 701 promulgated under the Securities Act for this issuance of securities.

   (o) On February 4, 2000, we issued a warrant to Hewlett-Packard to purchase 555,183 shares of our common stock at a purchase price of $7.07 per share, for an aggregate purchase price of $3,925,143.81. The Registrant relied on the exemption from registration provided by Section 4(2) under the Securities Act for this issuance of securities.

   (p) On February 28, 2000, in connection with a release of collateral under our credit agreement, we issued a warrant to Imperial Bank to purchase 14,144 shares of our Series C preferred stock at a purchase price of $7.07 per share, for an aggregate purchase price of $99,998.08. The Registrant relied on the exemption from registration provided by Section 4(2) under the Securities Act for this issuance of securities.

   (q) On March 6, 2000, we issued a warrant to Hewlett-Packard to purchase 125,000 shares of our common stock for an exercise price of $5.00 per share, for an aggregate purchase price of $625,000. The Registrant relied on the exemption from registration provided by Section 4(2) under the Securities Act for this issuance of securities.

   (r) Between December 31, 1999 and April 14, 2000, we issued 245,976 shares of our common stock to our employees or other service providers at a range of $.107 to $5.00 per share upon the exercise of stock options issued under our 1997 Stock Plan, for an approximate aggregate purchase price of $312,492.75. The Registrant relied on the exemption from registration provided by virtue of Rule 701 promulgated under the Securities Act for this issuance of securities.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

   (a) Exhibits

  1.1*    Form of Underwriting Agreement.

  3.1.1** Third Amended and Restated Certificate of Incorporation of
          ClearCommerce Corporation.

  3.1.2** Certificate of Correction to Third Amended and Restated Certificate of Incorporation of the ClearCommerce Corporation.

  3.1.3*  Form of Fourth Amended and Restated Certificate of Incorporation of
          ClearCommerce Corporation to be filed immediately prior to the closing of the offering made pursuant to this Registration Statement.

  3.2.1** Bylaws of ClearCommerce Corporation.

  3.2.2* Form of Amended and Restated Bylaws of ClearCommerce Corporation to be in effect after the closing of the offering made pursuant to this Registration Statement.

  4.1     See Exhibits 3.1.1, 3.1.2, and 3.1.3 for provisions of the
          Certificate of Incorporation of ClearCommerce Corporation defining the rights of the holders of common stock.

  4.2 See Exhibits 3.2.1 and 3.2.2 for provisions of the Bylaws of the Registrant defining the rights of the holder of common stock.

  4.3*    Specimen common stock certificate.

  4.4**   Third Amended and Restated Investors Rights Agreement, dated December
          31, 1999, by and among the Registrant and certain stockholders of ClearCommerce Corporation, as amended.

  4.5**    Warrant to purchase common stock issued to Gerald Youngblood.

  4.6**    ClearCommerce Corporation Stock Purchase Warrant issued to Imperial
           Bank.

  4.7**    ClearCommerce Corporation Common Stock Purchase Warrant issued to
           Hewlett Packard.

  4.8**    ClearCommerce Corporation Warrant to Purchase Common Stock issued to
           Hewlett Packard.

  5.1*     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.

 10.1** Form of Indemnification Agreement between ClearCommerce Corporation and each of its directors and officers.

 10.2**    1997 Stock Option/Stock Issuance Plan, as amended.

 10.2.1**  Form of Option Agreement under the 1997 Stock Option/Stock Issuance
           Plan.

 10.2.2**  Form of Stock Purchase Agreement under the 1997 Stock Option/Stock
           Issuance Plan.
 10.2.3**  Form of Stock Issuance Agreement under 1997 Stock Option/Stock
           Issuance Plan.

 10.3**    2000 Stock Plan.

 10.3.1**  Form of Option Agreement under 2000 Stock Plan.

 10.3.2**  Form of Restricted Stock Purchase Agreement under 2000 Stock Plan.

 10.4**    2000 Employee Stock Purchase Plan.

 10.4.1**  Form of Subscription Agreement under the 2000 Employee Stock
           Purchase Plan.

 10.5**    2000 Director Option Plan.

 10.5.1**  Form of Option Agreement under 2000 Director Option Plan.

 10.6+     Strategic Relationship and Software License Agreement between
           Hewlett-Packard Company and ClearCommerce Corporation.

 10.6.1**+ Amendment #1 to Strategic Relationship and Software License
           Agreement between Hewlett-Packard Company and ClearCommerce
           Corporation.

 10.6.2**+ Amendment #2 to Strategic Relationship and Software License
           Agreement between Hewlett-Packard Company and ClearCommerce
           Corporation.

 10.7**+   License and Service Agreement dated June 30, 1998 between
           ClearCommerce Corporation and Cardservice International.

 10.7.1**+ License Agreement Addendum A, dated December 31, 1998, between
           ClearCommerce Corporation and Cardservice International.

 10.7.2**  License Agreement Addendum B, dated March 31, 1999, between
           ClearCommerce Corporation and Cardservice International.

 10.7.3**+ License Agreement Addendum C, dated March 6, 2000, between
           ClearCommerce Corporation and Cardservice International.

 10.7.4+   Value Added Reseller License Agreement dated June 30, 1998, between
           ClearCommerce Corporation and Cardservice International.

 10.8** Lease Agreement between CFH-FTAX Limited Partnership as Landlord, and ClearCommerce Corporation, as tenant.

 10.8.1**  First Amendment to the Lease Agreement, dated April 9, 1999, between
           CFH-FTAX Limited Partnership, as Landlord, and ClearCommerce
           Corporation, as Tenant.

 10.8.2** Second Amendment to the Lease Agreement, dated July 19, 1999, between CFH-FTAX Limited Partnership, as Landlord, and ClearCommerce
           Corporation, as Tenant.

 10.9**    Credit Agreement, dated July 20, 1999, between ClearCommerce
           Corporation and Imperial Bank.

 10.9.1**  First Amendment to Credit Agreement between ClearCommerce
           Corporation and Imperial Bank dated September 14, 1999.

 10.9.2**  Second Amendment to Credit Agreement between ClearCommerce
           Corporation and Imperial Bank dated February 28, 2000.

 10.10**   Employment Agreement with Alan Scutt dated November 2, 1998.

 10.11**   Repurchase Agreement dated September 15, 1997 between ClearCommerce
           Corporation and R.C. Estes.

 10.11.1** First Amendment of Repurchase Agreement between ClearCommerce
           Corporation and R.C. Estes dated March 26, 1999.

 10.12**   Repurchase Agreement dated September 15, 1997 between ClearCommerce
           Corporation and Julie Fergerson.

 10.12.1** First Amendment of Repurchase Agreement between ClearCommerce
           Corporation and Julie Fergerson dated March 26, 1999.

 10.13**   Stock Subscription Agreement dated September 15, 1997 between
           ClearCommerce Corporation and Robert J. Lynch.

 10.13.1** First Amendment of Stock Subscription Agreement between
           ClearCommerce Corporation and Robert Lynch dated March 26, 1999.

 10.14**   ClearCommerce Corporation 401(K) Plan.

 10.15**   Common Stock Purchase Agreement dated March 6, 2000 between
           ClearCommerce Corporation and Cardservice International, Inc.

 21.1**    List of Subsidiaries.

 23.1      Consent of PricewaterhouseCoopers LLP, Independent Accountants.

 23.2*     Consent of Counsel (included in Exhibit 5.1).

 24.1**    Power of Attorney (see Page II-4).

 27.1**    Financial Data Schedule.

---------------------
* To be filed by amendment
** Previously filed.
+ Certain portions of this Exhibit have been omitted based upon a request for confidential treatment and the omitted portions have been separately filed with the Commission.

   (b) Financial Statement Schedules

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in
Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on the 18th day of April, 2000.

                                          CLEARCOMMERCE CORPORATION

                                                   /s/ Robert J. Lynch
                                          By:__________________________________
                                             Robert J. Lynch
                                             President and Chief Executive
                                             Officer

                               POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              SIGNATURE                          TITLE                   DATE
              ---------                          -----                   ----

       /s/ Robert J. Lynch             President, Chief Executive   April 18, 2000
______________________________________  Officer and Director
           ROBERT J. LYNCH              (Principal Executive
                                        Officer)

      /s/ Michael S. Grajeda           Chief Financial Officer      April 18, 2000
______________________________________  and Secretary (Principal
          MICHAEL S. GRAJEDA            Financial Officer)

   /s/ Victoria R. Richardson*         Controller (Principal        April 18, 2000
______________________________________  Accounting Officer)
        VICTORIA R. RICHARDSON

      /s/ James G. Treybig*            Chairman of the Board,       April 18, 2000
______________________________________  Director
           JAMES G. TREYBIG

      /s/ Scott D. Sandell*            Director                     April 18, 2000
______________________________________
           SCOTT D. SANDELL

     /s/ Wendy L. Harrington*          Director                     April 18, 2000
______________________________________
         WENDY L. HARRINGTON

         /s/ R. C. Estes*              Director                     April 18, 2000
______________________________________
             R. C. ESTES

     /s/ William H. McAleer*           Director                     April 18, 2000
______________________________________
          WILLIAM H. MCALEER

      /s/ Joseph C. Aragona*           Director                     April 18, 2000
______________________________________
          JOSEPH C. ARAGONA

     /s/ Michael S. Grajeda
*By:_____________________________
        ATTORNEY-IN-FACT

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of ClearCommerce Corporation

   In connection with our audits of the consolidated financial statements of ClearCommerce Corporation and its subsidiary as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, which financial statements are included in the prospectus, we have also audited the financial statement schedule listed in Item 16(b) herein.

   In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

PRICEWATERHOUSECOOPERS LLP
Austin, Texas
February 25, 2000

                           CLEARCOMMERCE CORPORATION
                SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                             (DOLLARS IN THOUSANDS)

                                                   BALANCE    ADDITIONS BALANCE
                                                 AT BEGINNING    TO     AT END
                  DESCRIPTION                      OF YEAR    ALLOWANCE  YEAR
                  -----------                    ------------ --------- -------
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Year ended December 31, 1997....................    $    0     $    2   $    2
Year ended December 31, 1998....................         2         19       21
Year ended December 31, 1999....................        21        191      212
VALUATION ALLOWANCE ON NET DEFERRED TAX ASSET:
Year ended December 31, 1997....................    $    0     $  433   $  433
Year ended December 31, 1998....................       433      2,716    3,149
Year ended December 31, 1999....................     3,149      5,268    8,417

                                 EXHIBIT INDEX

  1.1*    Form of Underwriting Agreement.

  3.1.1** Third Amended and Restated Certificate of Incorporation of
          ClearCommerce Corporation.

  3.1.2** Certificate of Correction to Third Amended and Restated Certificate of Incorporation of the ClearCommerce Corporation.

  3.1.3*  Form of Fourth Amended and Restated Certificate of Incorporation of
          ClearCommerce Corporation to be filed immediately prior to the closing of the offering made pursuant to this Registration Statement.

  3.2.1** Bylaws of ClearCommerce Corporation.

  3.2.2* Form of Amended and Restated Bylaws of ClearCommerce Corporation to be in effect after the closing of the offering made pursuant to this Registration Statement.

  4.1     See Exhibits 3.1.1, 3.1.2, and 3.1.3 for provisions of the
          Certificate of Incorporation of ClearCommerce Corporation defining the rights of the holders of common stock.

  4.2 See Exhibits 3.2.1 and 3.2.2 for provisions of the Bylaws of the Registrant defining the rights of the holder of common stock.

  4.3*    Specimen common stock certificate.

  4.4**   Third Amended and Restated Investors Rights Agreement, dated December
          31, 1999, by and among the Registrant and certain stockholders of ClearCommerce Corporation, as amended.

  4.5**   Warrant to purchase common stock issued to Gerald Youngblood.

  4.6**   ClearCommerce Corporation Stock Purchase Warrant issued to Imperial
          Bank.

  4.7**   ClearCommerce Corporation Common Stock Purchase Warrant issued to
          Hewlett Packard.

  4.8**   ClearCommerce Corporation Warrant to Purchase Common Stock issued to
          Hewlett Packard.

  5.1*    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.

 10.1** Form of Indemnification Agreement between ClearCommerce Corporation and each of its directors and officers.

 10.2**   1997 Stock Option/Stock Issuance Plan, as amended.

 10.2.1** Form of Option Agreement under the 1997 Stock Option/Stock Issuance
          Plan.

 10.2.2** Form of Stock Purchase Agreement under the 1997 Stock Option/Stock
          Issuance Plan.
 10.2.3** Form of Stock Issuance Agreement under 1997 Stock Option/Stock
          Issuance Plan.

 10.3**   2000 Stock Plan.

 10.3.1** Form of Option Agreement under 2000 Stock Plan.

 10.3.2** Form of Restricted Stock Purchase Agreement under 2000 Stock Plan.

 10.4**   2000 Employee Stock Purchase Plan.

 10.4.1** Form of Subscription Agreement under the 2000 Employee Stock Purchase
          Plan.

 10.5**   2000 Director Option Plan.

 10.5.1**  Form of Option Agreement under 2000 Director Option Plan.

 10.6+     Strategic Relationship and Software License Agreement between
           Hewlett-Packard Company and ClearCommerce Corporation.

 10.6.1**+ Amendment #1 to Strategic Relationship and Software License
           Agreement between Hewlett-Packard Company and ClearCommerce
           Corporation.

 10.6.2**+ Amendment #2 to Strategic Relationship and Software License
           Agreement between Hewlett-Packard Company and ClearCommerce
           Corporation.

 10.7**+   License and Service Agreement dated June 30, 1998 between
           ClearCommerce Corporation and Cardservice International.

 10.7.1**+ License Agreement Addendum A, dated December 31, 1998, between
           ClearCommerce Corporation and Cardservice International.

 10.7.2**  License Agreement Addendum B, dated March 31, 1999, between
           ClearCommerce Corporation and Cardservice International.

 10.7.3**+ License Agreement Addendum C, dated March 6, 2000, between
           ClearCommerce Corporation and Cardservice International.

 10.7.4+   Value Added Reseller License Agreement dated June 30, 1998, between
           ClearCommerce Corporation and Cardservice International.

 10.8** Lease Agreement between CFH-FTAX Limited Partnership as Landlord, and ClearCommerce Corporation, as tenant.

 10.8.1**  First Amendment to the Lease Agreement, dated April 9, 1999, between
           CFH-FTAX Limited Partnership, as Landlord, and ClearCommerce
           Corporation, as Tenant.

 10.8.2** Second Amendment to the Lease Agreement, dated July 19, 1999, between CFH-FTAX Limited Partnership, as Landlord, and ClearCommerce
           Corporation, as Tenant.

 10.9**    Credit Agreement, dated July 20, 1999, between ClearCommerce
           Corporation and Imperial Bank.

 10.9.1**  First Amendment to Credit Agreement between ClearCommerce
           Corporation and Imperial Bank dated September 14, 1999.

 10.9.2**  Second Amendment to Credit Agreement between ClearCommerce
           Corporation and Imperial Bank dated February 28, 2000.

 10.10**   Employment Agreement with Alan Scutt dated November 2, 1998.

 10.11**   Repurchase Agreement dated September 15, 1997 between ClearCommerce
           Corporation and R.C. Estes.

 10.11.1** First Amendment of Repurchase Agreement between ClearCommerce
           Corporation and R.C. Estes dated March 26, 1999.

 10.12**   Repurchase Agreement dated September 15, 1997 between ClearCommerce
           Corporation and Julie Fergerson.

 10.12.1** First Amendment of Repurchase Agreement between ClearCommerce
           Corporation and Julie Fergerson dated March 26, 1999.

 10.13**   Stock Subscription Agreement dated September 15, 1997 between
           ClearCommerce Corporation and Robert J. Lynch.

 10.13.1** First Amendment of Stock Subscription Agreement between
           ClearCommerce Corporation and Robert Lynch dated March 26, 1999.

 10.14**   ClearCommerce Corporation 401(K) Plan.

 10.15** Common Stock Purchase Agreement dated March 6, 2000 between
         ClearCommerce Corporation and Cardservice International, Inc.

 21.1**  List of Subsidiaries.

 23.1    Consent of PricewaterhouseCoopers LLP, Independent Accountants.

 23.2*   Consent of Counsel (included in Exhibit 5.1).

 24.1**  Power of Attorney (see Page II-4).

 27.1**  Financial Data Schedule.

---------------------
* To be filed by amendment
** Previously filed.
+ Certain portions of this Exhibit have been omitted based upon a request for confidential treatment and the omitted portions have been separately filed with the Commission.